  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 19, 1997

                                                       REGISTRATION NO. 333-

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                   UNDER THE
                            SECURITIES ACT OF 1933

                               ---------------

                           AXSYS TECHNOLOGIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                    3621                  11-1962029
      (STATE OR OTHER    (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER
      JURISDICTION OF     CLASSIFICATION CODE NUMBER)  IDENTIFICATION NO.)
     INCORPORATION OR
       ORGANIZATION)

                              645 MADISON AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 593-7900
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------

                              LOUIS D. MATTIELLI
                              645 MADISON AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 593-7900
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
              NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ---------------

                                  COPIES TO:
       KENNETH R. BLACKMAN, ESQ.                DAVID J. SORIN, ESQ.
    FRIED, FRANK, HARRIS, SHRIVER &              BUCHANAN INGERSOLL
               JACOBSON                         500 COLLEGE ROAD EAST
          ONE NEW YORK PLAZA                 PRINCETON, NEW JERSEY 08540
       NEW YORK, NEW YORK 10004                    (609) 987-6800
            (212) 859-8000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

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
                                                          PROPOSED
                                             PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF       AMOUNT         MAXIMUM      AGGREGATE   AMOUNT OF
    SECURITIES TO BE          TO BE       OFFERING PRICE  OFFERING   REGISTRATION
       REGISTERED         REGISTERED(1)     PER SHARE     PRICE(2)       FEE
---------------------------------------------------------------------------------
Common Stock par value
 $0.01 per share.......  1,757,833 shares     $34.31     $60,315,645  $18,277.47
---------------------------------------------------------------------------------

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(1) Includes 229,283 shares of Common Stock that may be sold pursuant to the
    Underwriters' over-allotment option.
(2) Calculated pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low prices reported on the Nasdaq National Market on September 16, 1997.

                               ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATES AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS +
+OF ANY SUCH STATE.                                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                SUBJECT TO COMPLETION, DATED SEPTEMBER 19, 1997

                                1,528,550 SHARES

                           [LOGO]AXSYS
                                 ------------
                                 TECHNOLOGIES

                                  COMMON STOCK

  Of the 1,528,550 shares of Common Stock offered hereby, 750,000 shares are being sold by Axsys Technologies, Inc. (the "Company") and 778,550 shares are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders." The Company's Common Stock is traded on the Nasdaq National Market under the symbol AXYS. On September 16, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $35 1/2 per share. See "Price Range of Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
 SECURITIES AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COMMISSION PASSED
  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          Price to Underwriting Proceeds to     Proceeds to
                           Public  Discount(1)  Company(2)  Selling Shareholders
--------------------------------------------------------------------------------
Per Share................   $          $           $                $
Total(3).................  $          $           $                $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting offering expenses payable by the Company, estimated at
    $   .
(3) The Company has granted the Underwriters a 30-day option to purchase up to 229,283 additional shares of Common Stock, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to
    Public will total $   , the Underwriting Discount will total $   , the
    Proceeds to Company will total $   , and the Proceeds to Selling
    Shareholders will total $   . See "Underwriting."

  The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at
the office of Montgomery Securities on or about       , 1997.

                                  -----------

MONTGOMERY SECURITIES

                                  FURMAN SELZ

                                                         OPPENHEIMER & CO., INC.

                                        , 1997

AXSYS TECHNOLOGIES SUPPLIES HIGH-PERFORMANCE COMPONENTS AND SYSTEMS TO A BROAD ARRAY OF TECHNOLOGY MARKETS

[COMPANY LOGO]

ELECTRONICS CAPITAL EQUIPMENT

Picture with title description: head stack assembly ("HSA") dynamic test equipment, accompanied by the following additional language: turnkey equipment, precision motion control components and subsystems, laser scanners, laser autofocus

DEFENSE

Picture with title description: infrared scanner used in a night vision system integrated into advanced turrets for light armored vehicles, accompanied by the following additional language: high-performance motion control components and subsystems, precision metal optics, precision machining services

HIGH-END DIGITAL IMAGING

Picture with title description: high speed airbearing scanners used in a variety of pre-press film recorders, accompanied by the following additional language: laser scanners and imaging systems, precision metal optics

SPACE

Picture with title description: all-beryllium, visual imaging system used on the International Solar Terrestrial Physics Polar Satellite Visual Imaging System, accompanied by the following additional language: high-performance precision metal optics, motion control components and subsystems, precision machining services

INDUSTRIAL AUTOMATION

Picture with title description: precision ball bearings and connectors, accompanied by the following additional language: precision ball bearings, terminal blocks and connectors


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY OVER-ALLOT OR ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING. "

IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS, IF ANY, MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements and notes thereto, appearing elsewhere in this Prospectus, including information under "Risk Factors." Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. All references to the "Company" in this Prospectus include Axsys Technologies, Inc. and its consolidated subsidiaries, unless otherwise expressly stated or the context otherwise requires. Unless otherwise indicated, all references to outstanding Common Stock in this Prospectus assume that 100,000 shares of Common Stock issuable in the future to the minority shareholders of Teletrac, Inc. (which the Company acquired in May 1997) are issued and outstanding. See "Shares Eligible for Future Sale." All share and per share amounts appearing in this Prospectus reflect the Company's July 25, 1996 one-for-five reverse Common Stock split. A glossary of terms appears on page 56.

                                  THE COMPANY

  The Company designs, manufactures and sells custom precision optical and positioning components, subsystems and systems for high-performance markets, such as defense, space, high-end digital imaging and electronics capital equipment. The Company also designs, manufactures and sells interconnect devices and distributes precision ball bearings for use in a variety of industrial, commercial and consumer applications.

  Through its Precision Systems Group ("PSG"), the Company offers its capabilities in magnetics, electronics, optics, precision machining and systems integration to high-performance Original Equipment Manufacturers ("OEMs") and end-users, enabling them to design and utilize systems that meet leading-edge performance requirements. PSG designs, manufactures and sells high-end components such as precision sensors, high-performance motors, precision metal optics and airbearings. These products enable OEMs to improve measurement precision, positioning performance (speed and power), inspection throughput and manufacturing yields. PSG also designs, manufactures and sells subsystems which integrate several of the Company's components. Subsystems include laser autofocus systems which automatically focus microscopes used for optical inspection, airbearing laser scanners and laser imaging systems used in the electronic pre-press market, and direct drive motor and resolver assemblies used in cluster tool robotics for positioning semiconductor wafers. In addition, PSG designs, manufactures and sells systems, such as head stack assembly (HSA) testers used to dynamically test computer disk drive magnetic heads, electrical probers for advanced flat panel displays, and infrared microscopes used to locate defects in microprocessors.

  Through its Industrial Components Group ("ICG"), the Company designs, manufactures and sells interconnect products. It also distributes and services precision ball bearings used by OEMs in a variety of commercial industries. The interconnect products include safety agency (e.g., U.L.) approved barrier terminal blocks and power connectors which are primarily used to interface industrial or process control computers to sensors, motors and other signal level and power devices. The precision ball bearings distributed by the Company are acquired from various domestic and international sources and are used in machine tools, office automation, semiconductor manufacturing and other motion control applications to provide for smooth and precise rotary motion.

  The Company's current business reflects a strategic shift that commenced in 1995. In that year, the Company began to expand its PSG business to include not only components for defense and military space applications, but also value-added subsystems and systems for a broad range of industrial and commercial markets. This shift was timed to take advantage of the increased demand for high-performance components, subsystems and systems in these markets as commercial manufacturers began to seek new methods to increase throughput and yield. The Company believes that the change in these markets was the result of several factors, including: (i) the demand on manufacturers to produce smaller, higher-performance products with precise tolerances; (ii) pressures imposed on manufacturers to enhance productivity and quality, which in turn required integration of process control technology directly into the manufacturing process; and (iii) the lowering of costs associated with electronic controls.

  In furtherance of its shift in strategy, the Company acquired various synergistic technologies and assets. In April 1996, the Company acquired Precision Aerotech, Inc. ("PAI"). PAI's subsidiaries, Speedring, Inc. ("Speedring") and Speedring Systems, Inc. ("Speedring Systems"), are leading manufacturers and suppliers of high-performance laser scanners and optics as well as suppliers of precision-machined specialty materials, such as beryllium and quartz, for space and other high-technology applications. In October 1996, the Company acquired substantially all of the assets of Lockheed Martin Beryllium Corporation ("LMBC"), a supplier of precision-machined beryllium. Beryllium is essential in space telescopes, weather and direct broadcast satellites, and low-earth-orbit satellites used in cellular communication. Most recently, in May 1997, the Company acquired Teletrac, Inc. ("Teletrac") which designs, manufactures and sells laser-based precision measurement systems as well as precision linear and rotary positioning systems for use in the electronics capital equipment industry.

  The Company's primary goal is to be a leading provider of components, subsystems and systems that enhance throughput and yield to customers requiring high-performance devices in their manufacturing and quality assurance processes. The Company's strategy is to leverage its resources and capabilities to develop higher-level subsystems and systems, employing its precision optical and positioning technologies, while maintaining and continuing to grow ICG. Key elements of this strategy include: (i) integrating technologies; (ii) capitalizing on cross-selling opportunities; (iii) increasing investment in engineering and manufacturing infrastructure; and (iv) expanding through acquisitions.

  The Company was originally incorporated in 1959 in New York under the name Vernitron, Inc., was reincorporated in Delaware in 1968 and changed its name to Axsys Technologies, Inc. in December 1996. The Company's principal executive office is located at 645 Madison Avenue, New York, New York 10022, and its telephone number is (212) 593-7900.

                                  THE OFFERING

Common Stock offered by the Company..........  750,000 shares
Common Stock offered by the Selling Share-
 holders.....................................  778,550 shares
Common Stock to be outstanding after the Of-
 fering......................................  4,213,190 shares(1)
Use of Proceeds..............................  Repayment of bank debt, working capital and other general  corporate  purposes,  including  possible
                                               acquisitions. See "Use of Proceeds."
Nasdaq National Market Symbol................  AXYS

--------
(1) Based on the number of outstanding shares of Common Stock as of August 11, 1997. Includes 314,809 shares of Common Stock offered hereby that are issuable upon the exercise of outstanding warrants held by certain of the Selling Shareholders. Such warrants will be exercised in connection with this Offering. Excludes 400,000 shares of Common Stock reserved for issuance under the Company's Long-Term Stock Incentive Plan (as proposed to be amended), under which options to purchase 48,600 shares of Common Stock were outstanding as of August 11, 1997. See "Management--Stock Incentive Plan" and "Description of Capital Stock--Warrants."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,                  JUNE 30,
                         ------------------------------------------   -----------------
                          1992     1993     1994     1995   1996(1)   1996(1)  1997(2)
                         -------  -------  -------  ------- -------   -------- --------
STATEMENT OF OPERATIONS
 DATA:
Net sales............... $62,912  $58,649  $62,132  $65,213 $91,301   $ 40,545 $ 58,849
Gross profit............  15,831   15,311   17,229   17,240  23,818     10,655   15,738
Income (loss) from con-
 tinuing operations be-
 fore extraordinary
 item...................  (1,042)  (3,856)      27      884   2,855      1,202    2,366
Net income (loss).......     102   (4,526)   3,681      884    2,682     1,029    2,366
Preferred stock divi-
 dends..................     158      375      355      574       847      405      102
Net income (loss)
 applicable to common
 shareholders...........     (56)  (4,901)   3,326      310   1,835        624    2,264
Net income (loss) per
 share from continuing
 operations before
 extraordinary item..... $ (1.15) $  (4.1) $ (0.20) $  0.12 $  0.74   $   0.34 $   0.69
Net income (loss) per
 share applicable to
 common shareholders.... $ (0.05) $ (4.75) $  1.95  $  0.12 $  0.68   $   0.24 $   0.69
Weighted average common
 shares outstanding.....   1,036    1,037    1,702    2,511    2,691     2,615    3,277

                                                             JUNE 30, 1997
                                                         ----------------------
                                                         ACTUAL  AS ADJUSTED(3)
                                                         ------- --------------
BALANCE SHEET DATA:
Working capital........................................  $23,180      $
Total assets...........................................   74,695
Long-term debt and capital lease obligations (less cur-
 rent portion).........................................   26,056
Shareholders' equity...................................   23,594

--------
(1) In April 1996, the Company acquired the stock of PAI and, in October 1996, purchased substantially all of the assets of LMBC. These acquisitions have been accounted for under the purchase method of accounting and, accordingly, the results of the continuing operations of PAI and LMBC have been included in the Company's Consolidated Statement of Operations since their respective dates of acquisition. See Note 3 to the Consolidated Financial Statements.
(2) In May 1997, the Company acquired the stock of Teletrac. This acquisition was accounted for under the purchase method of accounting and, accordingly, the results of Teletrac's operations have been included in the Company's Consolidated Statement of Operations since the date of acquisition. See
    Note 3 to the Consolidated Financial Statements.
(3) Adjusted to reflect the sale of 750,000 shares of Common Stock offered by
    the Company hereby at an assumed offering price of $    per share and the
    anticipated application of the estimated net proceeds therefrom. Also reflects the exercise by certain of the Selling Shareholders of outstanding warrants to purchase 314,809 shares of Common Stock held by them and receipt by the Company of the aggregate exercise price related thereto, expected to be approximately $1.1 million. See "Use of Proceeds," "Capitalization" and Note 12 to the Consolidated Financial Statements.

Recent Developments

 Third Quarter Charge for Discontinued Operations

  In the third quarter of 1997, the Company plans to record a charge to discontinued operations of $244,000, net of taxes, relating to increases in reserves for certain environmental costs associated with a formerly-owned property. See "Risk Factors--Environmental Regulation" and "Business-- Environmental Regulation."

 Fourth Quarter Extraordinary Charge

  Upon the consummation of this Offering, the Company will prepay certain amounts outstanding under its Credit Facility (defined herein) and, as a result, will incur an extraordinary, non-cash charge of approximately $182,000 expected to be recognized in the fourth quarter of 1997. See "Use of Proceeds" and Note 12 to the Consolidated Financial Statements.

                                 RISK FACTORS

  This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), including, without limitation, statements regarding the increasing performance demands in the space, defense, high-end digital imaging, electronics capital equipment and other markets served by the Company, the Company's ability to integrate its existing technologies and realign its direct sales organizations, the Company's ability to implement its strategy to develop and sell value-added systems, the continuation of trends favoring outsourcing of the design and manufacturing of subsystems and systems by customers, the receipt and shipment of orders by the Company, the Company's objective to grow through strategic acquisitions and anticipated expenditures for environmental remediation. Discussion containing such forward-looking statements is found in the material set forth under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as within the Prospectus generally. The factors discussed below could cause actual results and developments to be materially different from those expressed in or implied in such statements. The Company cautions the reader, however, that this list of factors may not be exhaustive. The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the shares of Common Stock offered hereby.

MANAGEMENT OF EXPANDED OPERATIONS; ACQUISITIONS

  In recent years, the Company has made several acquisitions of complementary businesses which the Company is seeking to integrate. This integration strategy includes the development and sale of value-added systems incorporating the Company's various technological capabilities. The development of such systems is in its early stages. There can be no assurance that the Company will be successful in developing and selling such systems.

  In addition, as part of the Company's business development strategy, the Company plans to pursue further acquisitions in order to expand the Company's product offerings, add to or enhance its base of technical or sales personnel, or provide desirable customer relationships. Such growth could result in a significant strain on the Company's managerial, financial, engineering and other resources. The rate of the Company's future expansion, if any, in combination with the complexity of the technologies involved in the Company's business, may demand an unusually high level of managerial effectiveness in anticipating, planning, coordinating and meeting the operational needs of the Company as well as the needs of its customers. Additionally, there can be no assurance that the Company will be able to acquire complementary businesses on a cost-effective basis, or integrate acquired operations into its organization effectively, retain and motivate key personnel, or retain customers of acquired firms. The Company competes for attractive acquisition candidates with other companies or investors, and such competition could have the effect of increasing the cost to the Company of pursuing its acquisition strategy or reducing the number of attractive candidates to be acquired. Although the Company reviews and considers possible acquisitions on an on-going basis, no specific acquisitions are being negotiated or planned as of the date of this Prospectus. See "Business--Business Strategy."

TECHNOLOGICAL CHANGE AND NEW PRODUCT DEVELOPMENT

  The Company's success will continue to depend in substantial part upon its ability to introduce new products that keep pace with technological developments and evolving industry standards and to apply appropriate levels of engineering, research and development resources necessary to keep pace with such developments. In addition, the Company's success will depend on how well the Company responds to changes in customer requirements and achieves market acceptance for its products and capabilities. Any failure by the Company to anticipate or respond adequately to technological developments and customer requirements could have a material adverse effect on the Company's business, financial condition or results of operations. In order to develop new products successfully, the Company is dependent upon close relationships with its customers and their willingness to share proprietary information about their requirements and participate in collaborative efforts with the Company. There can be no assurance that the Company's customers will continue to provide it with timely access to such information or that the Company will be successful in developing and marketing new products and services or their enhancements. In addition, there can be no assurance that the new products and services or their enhancements, if any, developed by the Company will achieve market acceptance. See "Business--Business Strategy" and "Business--Engineering, Research and Development."

SUBSTANTIAL VARIABILITY OF QUARTERLY RESULTS OF OPERATIONS

  Factors such as announcements of technological innovations or new products by the Company or its competitors, and the cyclical nature of the industries served by the Company could cause substantial variations in the Company's operating results. The defense, space, high-end digital imaging, electronics capital equipment and industrial automation markets, each of which represents a significant market for the Company's products, have historically been subject to substantial economic fluctuations due to changing demands for their products and services, introduction of new products and product obsolescence. There can be no assurance that such fluctuations will not reoccur and have an adverse impact on the Company's business, financial condition or results of operations. The Company has experienced and expects to continue to experience significant fluctuations in its quarterly and annual operating results due to a variety of factors, including market acceptance of new and enhanced versions of the Company's products, timing and shipment of significant orders, mix of products sold, length of sales cycles, plant openings and closings, the timing of acquisitions or dispositions by the Company, delays in raw materials shipments, completion of large projects, other manufacturing delays and disruptions, the level of backlog of orders, and cyclicality in the markets the Company serves. To some extent, the Company's net sales and operating results for a quarter will depend upon the Company generating orders to be shipped in the same quarter in which the order is received. The failure to receive anticipated orders or delays in shipments near the end of a particular quarter, due, for example, to unanticipated reschedulings or cancellations of shipments by customers or unexpected manufacturing difficulties, may cause net sales in a particular quarter to fall significantly below the Company's expectations, which would have a material adverse effect on the Company's business, financial condition or results of operations for such quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Selected Quarterly Results of Operations" and "Business--Market Overview."

INDUSTRY CONCENTRATION

  A significant portion of the Company's business and business development efforts are concentrated in the defense and, to a lesser extent, electronics capital equipment industries. The Company's business depends, in significant part, upon the U.S. Government's continued demand in the area of defense for high-end, high-performance components and subsystems of the type manufactured by the Company. Approximately 27.6% of net sales in 1996 and 29.5% of net sales in the six months ended June 30, 1997 were derived directly from contracts with the U.S. Government, or agencies or departments thereof, or indirectly from subcontracts with U.S. Government contractors. The majority of these Government contracts are subject to termination and renegotiation. As a result, the Company's business, financial condition or results of operations may be materially affected by changes in U.S. Government expenditures for defense. Additionally, the Company currently intends to continue to develop the portion of its business dependent upon manufacturers in the electronics capital equipment industry which provides equipment used in the semiconductor, mass data storage and flat panel display industries. Such business development will depend, in part, upon capital expenditures by manufacturers of electronics capital equipment, which in turn depend upon the current and anticipated market demand for semiconductor, mass data storage and flat panel display devices. The semiconductor, mass data storage and flat panel display industries have been highly volatile and historically have experienced periods of oversupply, resulting in significantly reduced demand for capital equipment. There can be no assurance that this volatility will not have a material adverse effect on the Company's business in the electronics capital equipment industry. See "Business--Market Overview" and "Business--Customers."

COMPETITION

  The markets for the Company's products are competitive. The Company competes primarily on the basis of its ability to design and engineer its products to meet performance specifications set by its customers, most of whom are OEMs who purchase component parts or subsystems for inclusion in their end-products. Product pricing and quality, customer support, experience, reputation and financial stability are also important competitive factors. There is a limited number of competitors in each of the markets for the various types of precision optical and positioning components and subsystems and electrical/electronic interconnect devices manufactured and sold by the Company. These competitors, especially those in the precision optical and positioning product lines, are typically focused on a smaller number of product offerings than the Company, and are often well entrenched. Some of these competitors have substantially greater resources than the Company. There can be no assurance that the Company's competitors will not develop enhancements to or future generations of competitive products that will offer superior price or performance features, or that new processes or technologies will not emerge that render the Company's products less competitive or obsolete. In addition, as a result of the substantial investment required by a customer to integrate capital equipment into a production line, or to integrate components and subsystems into a product design, the Company believes that once a customer has selected certain capital equipment or certain components or subsystems from a particular vendor, the customer generally relies upon that vendor to provide equipment for the specific production line or product application and may seek to rely upon that vendor to meet other capital equipment or component or subsystem requirements. Accordingly, the Company may be at a competitive disadvantage with respect to a prospective customer if that customer utilizes a competitor's manufacturing equipment or components and subsystems. There are numerous competitors in markets to which the Company distributes precision ball bearings. These competitors, who vary in size, include other ball bearing distributors as well as ball bearing manufacturers. There can be no assurance that the bases of competition in the industries in which the Company competes will not shift or that the Company will continue to compete successfully. See "Business--Competition."

DEPENDENCE ON KEY SUPPLIERS

  A significant portion of the Company's precision machining business related to the commercial space market depends on the adequate supply of specialty metals, such as beryllium, at competitive prices and on reasonable terms. The Company currently procures all of its beryllium from Brush Wellman, Inc. ("Brush Wellman"), the sole U.S. supplier, and the Company expects to continue to rely on Brush Wellman for beryllium for the foreseeable future. Although the Company has not experienced significant problems with this supplier in the past, there can be no assurance that such relationship will continue or that the Company will continue to obtain such supplies at cost levels that would not adversely affect the Company's gross margins. The partial or complete loss of Brush Wellman as a supplier of beryllium, or production shortfalls or interruptions that otherwise impair the supply of beryllium to the Company would have a material adverse effect on the Company's business, financial condition or results of operations. It is uncertain whether alternative sources of supply could be developed without a material disruption in the Company's ability to provide beryllium products to its customers.

  Although the Company has not experienced significant problems with its other suppliers in the past, there can be no assurance that such relationships will continue or that, in the event of a termination of its relationships with such other suppliers, it would be able to obtain alternative sources of supply without a material disruption in the Company's ability to provide products to its customers. In addition, the Company purchases a substantial part of the ball bearings it distributes from a single foreign supplier. Any material disruption in the Company's supply of products would have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Raw Materials; Suppliers."

RISKS OF INTERNATIONAL SALES AND PURCHASES

  The Company's international sales accounted for approximately 12.0%, 11.4% and 10.8% of the Company's net sales for 1995, 1996 and the first six months of 1997, respectively. Also, the Company purchases a substantial portion of its ball bearings products from a single foreign supplier and certain other products from other foreign suppliers. The Company's international sales and purchases are subject to a number of risks generally associated with international operations, including import and export duties and restrictions, currency fluctuations, changes in regulatory requirements, tariffs and other barriers, political and economic instability and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition or results of operations.

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends to a significant extent on the continued services of its key executive officers, including its Chairman of the Board and Chief Executive Officer, and other senior management personnel. The loss of the services of one or more of these individuals may have a material adverse effect on the Company's business, financial condition or results of operations. The Company maintains, and is the beneficiary of, a life insurance policy on the life of its Chairman of the Board and Chief Executive Officer. The face amount of such policy is $5.0 million. The Company does not maintain key man life insurance on its other executive officers. In addition, since the continued success of the Company is largely dependent upon its ability to design, manufacture and sell high-performance components and subsystems for the high-performance technology market, the Company is particularly dependent upon its ability to identify, attract, motivate and retain qualified technical personnel, including engineers, with the requisite educational background and industry experience, as well as skilled precision machining personnel. The Company's employees may voluntarily terminate their employment with the Company at any time, and competition for such personnel is intense. Accordingly, there can be no assurance that the Company will be successful in retaining its existing personnel. The loss of the services of a significant number of the Company's technical or skilled personnel, or the future inability to attract such personnel could have a material adverse effect on the Company's business, financial condition or results of operations. See "Management--Key Man Insurance."

INTELLECTUAL PROPERTY RIGHTS

  The Company's ability to compete effectively with other companies will depend, in part, on its ability to maintain the proprietary nature of its technology. The Company relies upon a combination of patents, trademarks and trade secrets, non-disclosure agreements and other forms of intellectual property protection to safeguard certain of its proprietary technology. The Company currently holds 14 patents in the United States expiring between October 27, 1997 and April 18, 2012, and eight international patents expiring between April 21, 1998 and December 24, 2019, and has patent applications pending or under evaluation in the United States and various foreign jurisdictions. There can be no assurance as to the degree of protection offered by these patents or as to the likelihood that patents will be issued for pending applications. There also can be no assurance that the Company will be able to maintain the confidentiality of its trade secrets or that its non-disclosure agreements will provide meaningful protection of the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information.

  Competitors in the United States and foreign countries, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or interfere with the Company's ability to make and sell some of its products. Although the Company believes that its products do not infringe on the patents or other proprietary rights of third parties, there can be no assurance that other third parties will not assert infringement claims against the Company or that such claims will not be successful. See "Business--Patents and Trademarks."

ENVIRONMENTAL REGULATION

  The Company is subject to a variety of federal, state and local laws, rules and regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during its engineering, research and development and manufacturing activities. Failure to comply with applicable environmental requirements could result in substantial liability to the Company, suspension or cessation of the Company's operations, restrictions on the Company's ability to expand its operations or requirements for the acquisition of additional equipment or other significant expense, any of which could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, there can be no assurance (i) that changes in federal, state or local laws, regulations or regulatory policy, or the discovery of unknown problems or conditions will not in the future require substantial expenditures, or (ii) as to the extent of the Company's liabilities, if any, for past failures, if any, to comply with applicable environmental laws, regulations and permits, any of which also could have a material adverse effect on the Company's business, financial condition or results of operations.

  In the third quarter of 1997, the Company plans to record a charge to discontinued operations of $244,000, net of taxes, relating to increases in reserves for certain environmental costs associated with a formerly-owned property. The reserve established assumes that certain approvals will be received from state regulatory authorities. However, there can be no assurance that such approvals will be received. If such approvals are not received, costs would increase substantially. In addition, even if such approvals are received, the costs actually incurred may exceed the reserves established. See "Business--Environmental Regulation."

  The Company has made and continues to make substantial investments in protective equipment, process controls, manufacturing procedures and training in order to minimize the risks to employees, surrounding communities and the environment due to the presence and handling of hazardous materials. The failure to properly handle such materials could lead to harmful exposure to employees or to the discharge of certain hazardous waste materials, and, since the Company does not carry environmental impairment insurance, to a material adverse effect on the Company's business, financial condition or results of operations. There can be no assurance that environmental problems will not develop in the future which would have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Environmental Regulation."

CONTINUED INVESTMENT REQUIRED TO MAINTAIN MANUFACTURING CAPABILITIES

  The Company has invested, and intends to continue to invest, in state-of-the-art equipment in order to increase, expand, update or relocate its manufacturing capabilities and facilities. Changes in technology or sales growth beyond currently established manufacturing capabilities will require further investment. There can be no assurance that the Company will generate sufficient funds from operations to finance any required investment or that other sources of funding will be available on terms acceptable to the Company, if at all. Furthermore, there can be no assurance that any further expansion will not negatively impact the Company's business, financial condition or results of operations. See "Business--Facilities and Manufacturing."

CONTROL OF COMPANY BY EXISTING SHAREHOLDER

  Upon completion of this Offering, the Chairman of the Board and Chief Executive Officer of the Company will own approximately 29.8% of the outstanding Common Stock. As a result, he will have the ability to exert significant influence with respect to the election of all of the members of the Company's Board of Directors and other corporate actions. See "Principal and Selling Shareholders."

POSSIBLE VOLATILITY OF SHARE PRICE

  Historically, the number of shares of Common Stock available for sale in the public market has been limited, and the price of the Common Stock has been subject to significant fluctuations. That price volatility may be attributable, at least in part, to the limited number of shares generally available for sale in the public market. In addition, factors such as actual or anticipated quarterly fluctuations in financial results, changes in recommendations or earnings estimates by securities analysts, announcements of technological innovations or new commercial products or services and the timing of announcements of acquisitions or dispositions by the Company or its competitors, as well as conditions in the Company's markets generally, may have a significant adverse effect on the market price of the Common Stock. Furthermore, the stock market historically has experienced volatility which has particularly affected the market prices of securities of many technology companies and which sometimes has been unrelated to the operating performances of such companies. See "Price Range of Common Stock."

POTENTIAL ADVERSE IMPACT OF SHARES AVAILABLE FOR FUTURE SALE ON MARKET PRICE FOR COMMON STOCK

  The future sale of a substantial number of shares of Common Stock by existing shareholders and by holders of outstanding options to purchase shares of Common Stock after exercise thereof could have an adverse effect on the market price of the Common Stock. In addition, approximately 1,268,696 shares of Common Stock will become eligible for sale in the public market 120 days after this Offering upon expiration of agreements with the Underwriters not to sell such shares, subject to compliance with Rule 144 under the Securities Act or the registration requirements of the Securities Act. See "Principal and Selling Shareholders," "Description of Capital Stock--Registration Rights" and "Shares Eligible for Future Sale."

EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

  The Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), the Company's By-Laws (the "By-Laws") and the Delaware General Corporation Law (the "DGCL") contain certain provisions which could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving the Company, even if such a transaction would be beneficial to the interests of the shareholders, or could discourage a third party from attempting to acquire control of the Company. The Company has authorized 4,000,000 shares of its preferred stock (the "Preferred Stock"), none of which are currently outstanding, and which the Company could issue without further shareholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The Company has no current plans to issue any Preferred Stock. The By-Laws include provisions establishing advance notice procedures with respect to shareholder proposals and director nominations, and permitting the calling of special shareholder meetings only by the written consent of three-quarters of the Board of Directors or the Chairman of the Board. The Certificate of Incorporation provides that in lieu of a meeting, action may be taken by written consent of the Company's shareholders only by unanimous consent. These provisions could have the effect of delaying, deterring or preventing a change in control of the Company, and may adversely affect the voting and other rights of holders of Common Stock. In addition, the Company is subject to
Section 203 of the DGCL which, subject to certain exceptions, restricts certain transactions and business combinations between a corporation and a shareholder owning 15% or more of the corporation's outstanding voting stock (an "interested shareholder") for a period of three years from the date the shareholder becomes an interested shareholder. These provisions may have the effect of delaying or preventing a change of control of the Company without action by the shareholders and, therefore, could adversely affect the price of the Company's Common Stock. In the event of a change of control of the Company, the vesting of outstanding options issued under the Stock Incentive Plan (defined herein) may be accelerated at the discretion of the Committee or may be required to be accelerated under certain circumstances provided for in each incentive agreement. See "Management--Stock Incentive Plan" and "Description of Capital Stock."

ABSENCE OF DIVIDENDS ON COMMON STOCK

  The Company does not anticipate paying dividends on its Common Stock in the foreseeable future. The Company's Credit Facility (defined herein) prohibits it from paying cash dividends on its Common Stock. See "Dividend Policy."

IMMEDIATE AND SUBSTANTIAL DILUTION

  Purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value of their investment from the offering price. See "Capitalization," "Dilution" and "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 750,000 shares of Common Stock offered hereby by the Company are estimated to be approximately
$    million (approximately $   million if the Underwriters' over-allotment
option is exercised in full), based on an assumed offering price of $    per
share and after deducting the underwriting discount and the estimated offering expenses. While the Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders, it will receive approximately $1.1 million representing the aggregate exercise price of the warrants being exercised by some of the Selling Shareholders. See "Principal and Selling Shareholders" and "Description of Capital Stock--Warrants."

  The Company intends to use the net proceeds that it receives from this
Offering to repay $    million of $25.6 million outstanding indebtedness as of
September 16, 1997, under the Company's existing $37.0 million senior secured credit facility with Banque Paribas, as agent on behalf of various banks (the "Credit Facility"). The indebtedness to be repaid consists of a term loan and revolving line of credit maturing on April 25, 2000 and a term loan maturing on April 25, 2002. Borrowings under the Credit Facility bear interest at a fluctuating rate per annum equal to the prime rate received by The Chase Manhattan Bank, plus a margin ranging from 1.75% to 2.25%, or the London Interbank Offered Rate, plus a margin ranging from 3.25% to 3.75%. At June 30, 1997, the interest rate being paid under the facility was 9.24% per annum. Amounts outstanding under the Credit Facility were utilized by the Company for working capital purposes and acquisitions of complementary businesses.

  The balance of any net proceeds remaining will be used for working capital and other general corporate purposes, including possible acquisitions of complementary businesses. Although the Company reviews and considers possible acquisitions on an on-going basis, no specific acquisitions are being negotiated or planned as of the date of this Prospectus. Pending any such use, as described above, the net proceeds to the Company from this Offering will be invested in short-term, investment-grade, interest-bearing instruments.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock has been trading on the Nasdaq National Market under the symbol AXYS since December 11, 1996. Prior to that time, it was traded on the Nasdaq SmallCap Market. The following table sets forth the high and low prices per share of Common Stock as reported by the Nasdaq SmallCap Market from January 1, 1995 to December 10, 1996, and as reported on the Nasdaq National Market from December 11, 1996:

                                                                HIGH    LOW
                                                               ------- -----
1995
  Quarter ended March 31, 1995................................ $ 5 5/8  $ 2 1/2
  Quarter ended June 30, 1995.................................   6 1/4    3 3/4
  Quarter ended September 30, 1995............................   9 3/8    5 5/16
  Quarter ended December 31, 1995.............................   6 7/8    5
1996
  Quarter ended March 31, 1996................................ $ 5 5/8  $ 4 3/8
  Quarter ended June 30, 1996.................................  11 7/8    4 3/8
  Quarter ended September 30, 1996............................  11 1/4    6 1/4
  Quarter ended December 31, 1996.............................  11 1/2    9
1997
  Quarter ended March 31, 1997................................ $17 1/2  $10
  Quarter ended June 30, 1997.................................  25 1/4   12
  Quarter ended September 30, 1997 (through September 16,
   1997)......................................................  36 3/4   22 1/4

  The prices shown above represent quotations among securities dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.

  On September 16, 1997, the last sale price of the Common Stock as reported by the Nasdaq National Market was $35 1/2 per share. The number of
shareholders of record on August 11, 1997 was    .

                                DIVIDEND POLICY

  The Company has applied and currently intends to continue to apply its retained and current earnings toward the development of its business and to finance the growth of the Company. The Company did not pay dividends on its Common Stock during the three years ended December 31, 1996 or during the six months ended June 30, 1997 and does not anticipate paying cash dividends in the foreseeable future. The Company also currently is restricted by the terms of the Credit Facility from paying cash dividends on its Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth as of June 30, 1997 the actual capitalization of the Company and the capitalization of the Company as adjusted to reflect
(i) a proposed amendment to the Company's Certificate of Incorporation to increase the authorized number of shares of Common Stock to 30,000,000, (ii) the exercise in connection with this Offering by certain Selling Shareholders of outstanding warrants to purchase 314,809 shares of Common Stock held by them and the receipt by the Company of the aggregate exercise price relating thereto, expected to be approximately $1.1 million, and (iii) the sale of 750,000 shares of Common Stock offered by the Company hereby at an assumed
offering price of $   per share, and the anticipated application of the
estimated net proceeds therefrom:

                                                               JUNE 30, 1997
                                                            --------------------
                                                            ACTUAL   AS ADJUSTED
                                                            -------  -----------
                                                              (IN THOUSANDS)
Long-term debt:
 Bank debt................................................. $24,758     $
 Industrial revenue bond...................................   1,620
 Capital lease obligations.................................   2,735
                                                            -------
  Long-term debt (including current portion)...............  29,113
   Less current portion....................................  (3,057)
                                                            -------
    Total long-term debt (less current portion)(1).........  26,056
                                                            -------
Shareholders' equity:
 Preferred Stock--$0.01 par value; authorized 4,000,000
  shares, none outstanding.................................     --
 Common Stock--$0.01 par value; authorized 4,000,000
  shares, 3,048,381 shares issued and outstanding, actual;
  authorized 30,000,000 shares, 4,113,190 shares issued and
  outstanding, as adjusted(2)..............................      30
 Capital in excess of par..................................  19,465
 Retained earnings.........................................   4,099
                                                            -------     ----
  Total shareholders' equity...............................  23,594
                                                            -------     ----
   Total capitalization.................................... $49,650     $
                                                            =======     ====

--------
(1) Bank debt at June 30, 1997 is recorded net of an unamortized original issue discount of approximately $182,000. Upon repayment of the bank debt, all or a portion of this discount will be charged against the Company's earnings as a non-cash, extraordinary charge. See Note 12 to the Consolidated Financial Statements.
(2) Excludes 100,000 shares of Common Stock issuable to Teletrac's minority shareholders and excludes 400,000 shares of Common Stock reserved for issuance under the Company's Long-Term Stock Incentive Plan (as proposed to be amended), under which options to purchase 48,600 shares of Common Stock were outstanding as of August 11, 1997. See "Management--Stock Incentive Plan" and "Description of Capital Stock--Warrants."

                                   DILUTION

  The net tangible book value of the Company as of June 30, 1997 was approximately $9.5 million or $3.10 per share of Common Stock. Net tangible book value per share is determined by dividing the net tangible book value of the Company (tangible assets less total liabilities) by the number of shares of Common Stock outstanding. Dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering made hereby and the net tangible book value per share of Common Stock immediately after completion of the Offering. Without taking into account any changes in such net tangible book value after June 30, 1997, other than to give effect to the (i) sale of 750,000 shares of Common Stock by the Company in this Offering (after deducting the underwriting discounts and commissions and estimated offering expenses), (ii) exercise by certain Selling Shareholders of outstanding warrants to purchase 314,809 shares of Common Stock held by them and receipt by the Company of the aggregate exercise price relating thereto expected to be approximately $1.1 million, and (iii) effect of the extraordinary pre-tax charge of approximately $182,000 that would result from the early repayment of amounts outstanding under the Credit Facility with the net proceeds from this Offering as if this Offering had been consummated on June 30, 1997, the pro forma net tangible book value of the
Company as of June 30, 1997 would have been $    or $   per share of Common
Stock. This represents an immediate increase in net tangible book value of
$   per share to existing shareholders and an immediate dilution in net
tangible book value of $    per share to new investors.

  The following table illustrates this dilution on a per share basis:

   Assumed public offering price per share............................      $
     Pro forma tangible book value per share before this Offering..... $
     Increase per share attributable to new investors.................
                                                                       ----
   Pro forma net tangible book value per share after this Offering....
                                                                            ----
   Dilution per share to new investors................................      $
                                                                            ====

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data for each of the five fiscal years in the period ended December 31, 1996 presented below is derived from the audited Consolidated Financial Statements of the Company as adjusted to reflect the discontinuance of the Electronic Components Group ("ECG"). The data for the six months ended June 30, 1996 and 1997 are derived from the unaudited Consolidated Financial Statements of the Company. In the Company's opinion, such unaudited Consolidated Financial Statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of and for such periods. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and the Notes related thereto and the other financial data included elsewhere in this Prospectus.

                                                                      SIX MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,                 JUNE 30,
                          ------------------------------------------  ------------------
                           1992     1993     1994     1995   1996(1)  1996(1)   1997(2)
                          -------  -------  -------  ------- -------  --------  --------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Net sales:
 PSG....................  $32,024  $26,648  $26,052  $24,750 $48,579  $ 18,100  $ 36,418
 ICG....................   30,888   32,001   36,080   40,463  42,722    22,445    22,431
                          -------  -------  -------  ------- -------  --------  --------
                           62,912   58,649   62,132   65,213  91,301    40,545    58,849
                          -------  -------  -------  ------- -------  --------  --------
Cost of sales:
 PSG....................   25,785   21,572   20,287   19,724  37,919    14,380    27,621
 ICG....................   21,296   21,766   24,616   28,249  29,564    15,510    15,490
                          -------  -------  -------  ------- -------  --------  --------
                           47,081   43,338   44,903   47,973  67,483    29,890    43,111
                          -------  -------  -------  ------- -------  --------  --------
Gross profit:
 PSG....................    6,239    5,076    5,765    5,026  10,660     3,720     8,797
 ICG....................    9,592   10,235   11,464   12,214  13,158     6,935     6,941
                          -------  -------  -------  ------- -------  --------  --------
                           15,831   15,311   17,229   17,240  23,818    10,655    15,738
                          -------  -------  -------  ------- -------  --------  --------
Operating expenses:
 Selling, general and
  administrative ex-
  penses................   14,027   12,950   13,343   13,336  16,501     7,502    10,284
 Restructuring/inventory
  writedown charges(3)..      --     3,500    1,315      --      --        --        --
 Amortization of intan-
  gible assets..........      209      209      209      209     210       102       125
                          -------  -------  -------  ------- -------  --------  --------
Operating income
 (loss).................    1,595   (1,348)   2,362    3,695   7,107     3,051     5,329
 Interest expense.......    2,597    2,437    2,264    1,994   2,343     1,042     1,343
 Other expense (in-
  come).................       13       71       54      252      18       (13)       26
                          -------  -------  -------  ------- -------  --------  --------
Income (loss) from
 continuing operations
 before taxes and
 extraordinary item.....   (1,015)  (3,856)      44    1,449   4,746     2,022     3,960
 Provision for taxes....       27      --        17      565   1,891       820     1,594
                          -------  -------  -------  ------- -------  --------  --------
Income (loss) from
 continuing operations
 before
 extraordinary item.....   (1,042)  (3,856)      27      884   2,855     1,202     2,366
Discontinued
 operations:(4)
 Income (loss) from op-
  erations..............    1,144     (670)    (143)     --      --        --        --
 Loss on disposal.......      --       --    (2,059)     --      --        --        --
                          -------  -------  -------  ------- -------  --------  --------
Income (loss) before
 extraordinary item.....      102   (4,526)  (2,175)     884   2,855     1,202     2,366
 Extraordinary gain
  (charge), net of
  tax(5)................      --       --     5,856      --     (173)     (173)      --
                          -------  -------  -------  ------- -------  --------  --------
Net income (loss).......      102   (4,526)   3,681      884   2,682     1,029     2,366
 Preferred stock divi-
  dends(6)..............      158      375      355      574     847       405       102
                          -------  -------  -------  ------- -------  --------  --------
Net income (loss)
 applicable to common
 shareholders...........  $   (56) $(4,901) $ 3,326  $   310 $ 1,835  $    624  $  2,264
                          =======  =======  =======  ======= =======  ========  ========
Net income (loss) per
 common share:
 Continuing operations..  $ (1.15) $ (4.08) $ (0.20) $  0.12 $  0.74  $   0.31  $   0.69
 Discontinued opera-
  tions.................     1.10    (0.65)   (1.29)     --      --        --        --
 Extraordinary item.....      --       --      3.44      --    (0.06)    (0.07)      --
                          -------  -------  -------  ------- -------  --------  --------
 Total..................  $ (0.05) $ (4.73) $  1.95  $  0.12 $  0.68  $   0.24  $   0.69
                          =======  =======  =======  ======= =======  ========  ========
Weighted average common
 shares outstanding.....    1,036    1,037    1,702    2,511   2,691     2,615     3,277
Operating income:(7)
 PSG....................  $   644  $    24  $   913  $   656 $ 3,941  $  1,297  $  3,936
 ICG....................    4,443    5,122    5,930    6,440   7,010     3,799     3,470

                                            DECEMBER 31,                JUNE
                               ---------------------------------------   30,
                                1992    1993    1994    1995    1996    1997
                               ------- ------- ------- ------- ------- -------
                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash.......................... $   116 $   103 $    27 $    91 $ 2,691 $   415
Working capital...............  18,715  15,473  11,538  14,334  24,794  23,180
Total assets..................  52,247  47,261  42,197  40,485  62,171  74,695
Long-term debt and capital
 lease obligations (less
 current portion).............  25,920  25,270  11,921  11,047  23,324  26,056
Shareholders' equity..........   9,603   5,076  13,269  14,745  19,165  23,594

--------
(1) In April 1996, the Company acquired the stock of PAI and, in October 1996, purchased substantially all of the assets of LMBC. These acquisitions have been accounted for under the purchase method of accounting and, accordingly, the results of the continuing operations of PAI and LMBC have been included in the Company's Consolidated Statement of Operations since their respective dates of acquisition. See Note 3 to the Consolidated Financial Statements.
(2) In May 1997, the Company acquired the stock of Teletrac. This acquisition was accounted for under the purchase method of accounting and, accordingly, the results of Teletrac's operations have been included in the Company's Consolidated Statement of Operations since the date of acquisition. See Note 3 to the Consolidated Financial Statements.
(3) During 1993, in response to declining demand by agencies of the U.S. Department of Defense for products related to the defense industry, the Company decided to restructure PSG. In connection with the restructuring, the Company recorded a $3,500 charge of which $2,300 was for the write-down of slow moving and excess inventory and $1,200 was for severance, early retirement, other employee-related benefits and other related charges. During 1994, the Company recorded an additional $1,315 charge related to this restructuring, $1,015 of which was to provide additional inventory reserves to reflect slower turnover of inventory than was anticipated in the 1993 charge, and $300 to adjust the carrying amount of other assets held for disposal in connection with the restructuring to reflect current market values. See Note 10 to the Consolidated Financial Statements.
(4) Effective September 30, 1994, the Company adopted a plan to dispose of all of ECG. The disposal was accounted for as a discontinued operation and, accordingly, ECG's net assets and operating results were reported separately from continuing operations. In addition, the Company's prior years Statements of Operations have been restated to reflect continuing operations. See Note 2 to the Consolidated Financial Statements.
(5) In 1994 and 1996, the Company recorded a gain and a loss on the early extinguishment of debt, respectively. See Note 5 to the Consolidated Financial Statements.
(6) In February 1997, the Company commenced an offer to exchange 0.75 shares of its Common Stock for each outstanding share of its Preferred Stock. Approximately 538,000 shares of Preferred Stock were exchanged for 403,500 shares of Common Stock. In June 1997, the Company redeemed all the remaining approximately 200,900 outstanding shares of Preferred Stock. See
    Note 4 to the Consolidated Financial Statements.
(7) Operating income prior to allocation of corporate overhead, amortization of intangible assets and restructuring/inventory write down charges. See footnote 3 above.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company designs, manufactures and sells custom precision optical and positioning components, subsystems and systems for high-performance markets, such as defense, space, high-end digital imaging and electronics capital equipment through PSG. The Company also designs, manufactures and markets interconnect devices and distributes precision ball bearings for use in a variety of industrial, commercial and consumer applications through ICG.

  Historically, the Company has generated a significant portion of its net sales as a supplier of components for defense applications. During the early 1990's, as U.S. Government defense-related spending declined, the Company's sales of components for military applications also declined. In 1993, net sales from contracts directly with the U.S. Government and subcontractors to the U.S. Government declined by approximately 35.0% compared to 1992. In response to this declining demand, the Company commenced a restructuring of PSG and ECG in 1993. As part of the restructuring, the Company reduced fixed costs of production by, among other things, closing its manufacturing facility in Deer Park, New York and consolidating certain product lines into other facilities. In 1994, the Company disposed of ECG which, as a result of declining demand from the defense market, was incurring operating losses. The sale of the assets of this business generated approximately $2.1 million which was used to reduce outstanding borrowing and enabled the Company to focus on its more technologically advanced product lines within PSG. Also, in 1994, the Company obtained a $15.0 million, four-year, senior secured credit facility, and completed a rights offering of Common Stock which provided $2.3 million of proceeds, net of expenses. The proceeds of the new credit facility, along with the net proceeds from the rights offering, were used to repurchase the Company's then existing bank indebtedness at a discount, resulting in a pretax gain to the Company of approximately $9.6 million.

  Beginning in 1995, the Company's planning process identified an increased demand for high-performance components, subsystems and systems in commercial and industrial markets. The Company believes that such increased demand resulted from (i) the demand on manufacturers to produce smaller, higher-performance products with precise tolerances, (ii) pressures imposed on manufacturers to enhance productivity and quality, which in turn required integration of process control technology directly into the manufacturing process, and (iii) the lowering of costs associated with electronic controls. In response to this perceived increased demand, the Company commenced a program to identify opportunities for the expansion of its businesses in the commercial and industrial markets. In April 1996, the Company acquired PAI, whose subsidiaries include Speedring and Speedring Systems, for approximately $16.7 million, including the repayment of $12.0 million of borrowings under PAI's term loans. The Company sold L&S Machine Company, Inc. ("L&S"), a non-strategic subsidiary of PAI, in November 1996 for approximately $13.0 million which provided additional financing capacity to facilitate the Company's strategy of expansion through acquisitions. In October 1996, the Company acquired substantially all of the assets of LMBC for approximately $2.9 million, and in May 1997, acquired Teletrac for $9.9 million, including the issuance of 153,000 shares of Common Stock, of which 53,000 shares were issued upon consummation of the transaction and 100,000 shares are issuable in the future. As a result of these acquisitions, the 1996 and 1997 results of operations and financial statements of the Company are not comparable with one another or with prior periods.

  In February 1997, the Company commenced an offer to exchange 0.75 shares of Common Stock for each outstanding share of Preferred Stock. Approximately 538,000 shares of Preferred Stock were exchanged for 403,500 shares of Common Stock. In June 1997, the Company redeemed all the remaining approximately 200,900 outstanding shares of Preferred Stock.

  The Company's business strategies include, among others, the expansion of its direct sales force, increased investments in engineering, manufacturing infrastructure and customer driven product development, as well as expansion through acquisitions. It is the nature of the Company's business that the benefit of such investments in terms of increased net sales and operating income may not be realized until periods subsequent to when they are recorded as expenses in the Company's operating results. The Company's strategy of integrating its existing businesses and their respective technologies, principally through the Teletrac acquisition, is intended to increase the sales of electro-optical and electro-mechanical systems. Implementation of this strategy, however, is in its early stages. Teletrac, the Company's primary source of systems integration capabilities, was acquired on May 30, 1997. As a result, during the six months ended June 30, 1997, only one percent of the Company's net sales were generated from sales of systems. Prior to 1997, the Company did not generate any sales from systems. There can be no assurance that these efforts will be successful and lead to increases in the Company's sales or operating income or that the Company will recover its additional costs in implementing these strategies. See "Business--Business Strategy."

RESULTS OF OPERATIONS

  The following table sets forth certain financial data as a percentage of net sales for each of the past three years in the period ended December 31, 1996 and for the six months ended June 30, 1996 and 1997.

                                                            SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,        JUNE 30,
                                 -------------------------  ------------------
                                  1994     1995     1996      1996      1997
                                 -------  -------  -------  --------  --------
Net sales:
 PSG...........................     41.9%    38.0%    53.2%     44.6%     61.9%
 ICG...........................     58.1     62.0     46.8      55.4      38.1
                                 -------  -------  -------  --------  --------
                                   100.0    100.0    100.0     100.0     100.0
Cost of sales..................     72.3     73.6     73.9      73.7      73.3
                                 -------  -------  -------  --------  --------
Gross profit...................     27.7     26.4     26.1      26.3      26.7
                                 -------  -------  -------  --------  --------
Operating expenses:
 Selling, general and adminis-
  trative expenses.............     21.5     20.4     18.1      18.5      17.4
 Restructuring/inventory
  writedown charges............      2.1      --       --        --        --
 Amortization of intangible as-
  sets.........................      0.3      0.3      0.2       0.3       0.2
                                 -------  -------  -------  --------  --------
                                    23.9     20.7     18.3      18.8      17.6
                                 -------  -------  -------  --------  --------
Operating income...............      3.8      5.7      7.8       7.5       9.1
 Interest expense..............      3.6      3.1      2.6       2.5       2.3
 Other expense (income)........      0.1      0.4      --        --        0.1
                                 -------  -------  -------  --------  --------
Income from continuing
 operations before taxes and
 extraordinary item............      0.1      2.2      5.2       5.0       6.7
 Provision for taxes...........      --       0.8      2.1       2.0       2.7
                                 -------  -------  -------  --------  --------
Income from continuing
 operations before
 extraordinary item............      0.1      1.4      3.1       3.0       4.0
Discontinued operations:
 Loss from operations..........     (0.3)     --       --        --        --
 Loss on disposal..............     (3.3)     --       --        --        --
                                 -------  -------  -------  --------  --------
Income (loss) before extraordi-
 nary item.....................     (3.5)     1.4      3.1       3.0       4.0
 Extraordinary gain (charge),
  net of tax...................      9.4      --      (0.2)     (0.5)      --
                                 -------  -------  -------  --------  --------
Net income.....................      5.9%     1.4%     2.9%      2.5%      4.0%
                                 =======  =======  =======  ========  ========
Gross profit (as a percentage
 of related net sales):
 PSG...........................     22.1%    20.3%    21.9%     20.5%     24.2%
 ICG...........................     31.8     30.2     30.8      30.9      30.9

Comparison of the Six Months Ended June 30, 1997 and June 30, 1996

  Net sales. Net sales increased by 45.2%, or $18.3 million, from $40.5 million in the first six months of 1996 to $58.8 million in the first six months of 1997. PSG's sales increased by 101.1%, or $18.3 million, from $18.1 million in the first six months of 1996 to $36.4 million in the first six months of 1997. This increase was primarily due to the acquisitions of Teletrac, PAI and LMBC and increased business in the space market. ICG's sales of $22.4 million were the same in both the first six months of 1996 and 1997. During the six months ended June 30, 1997, modest increased sales by ICG of interconnect devices, generated primarily from new product introductions, were offset by lower sales of precision ball bearings.

  Gross profit. The Company's cost of sales includes materials, labor and overhead. Overhead includes engineering and research and development expenses. The Company's gross profit increased by 48.1%, or $5.1 million, from $10.6 million in the first six months of 1996 to $15.7 million in the first six months of 1997. Gross profit margin increased from 26.3% of net sales in the first six months of 1996 to 26.7% in the first six months of 1997. Gross profit margin attributable to PSG increased from 20.5% of net sales in the first six months of 1996 to 24.2% in the first six months of 1997. The increase in PSG's gross profit margin was primarily due to operating efficiencies related to higher sales volume, partially offset by an unfavorable sales mix and increased engineering and other fixed overhead spending. Gross profit margin attributable to ICG of 30.9% was the same in both the first six months of 1996 and 1997.

  Selling, general and administrative expenses. The Company's selling, general and administrative ("SG&A") expenses consist primarily of personnel costs, including salaries and bonuses earned by Company employees, as well as occupancy costs for its sales, finance, administrative and executive personnel. In addition, it includes sales commissions earned by manufacturing representatives. SG&A expenses increased by 37.3%, or $2.8 million, from $7.5 million in the first six months of 1996 to $10.3 million in the first six months of 1997, but decreased from 18.5% to 17.4% of net sales, respectively. The increase in SG&A expenses in absolute dollars was primarily due to the acquisitions of Teletrac, PAI and LMBC, as well as increased employment and other selling expenses. The decrease in SG&A expenses as a percentage of net sales was attributable, in part, to the spreading of corporate overhead over a larger sales base.

  Interest expense. Interest expense increased by 28.9%, or $301,000, from $1.0 million in the first six months of 1996 to $1.3 million in the first six months of 1997. The increase in interest expense was primarily the result of higher average borrowings due to the acquisitions of Teletrac, PAI and LMBC.

  Preferred stock dividends. Preferred Stock dividends decreased by 74.8%, or $303,000, from $405,000 in the first six months of 1996 to $102,000 in the first six months of 1997. The decrease in Preferred Stock dividends was due to the Company's exchange of Preferred Stock for Common Stock and subsequent redemption of remaining Preferred Stock. See Note 4 to the Consolidated Financial Statements. As a result of such redemption, there is no Preferred Stock outstanding and there are no accrued and unpaid dividends.

Comparison of Years Ended December 31, 1996 and December 31, 1995

  Net sales. Net sales increased by 40.0%, or $26.1 million, from $65.2 million in 1995 to $91.3 million in 1996. PSG's sales increased by 96.0%, or $23.8 million, from $24.8 million in 1995 to $48.6 million in 1996. The acquisition of PAI accounted for $23.1 million of the increase in PSG's sales. ICG's sales increased by 5.7%, or $2.3 million, from $40.4 million in 1995 to $42.7 million in 1996. In 1996, sales of precision ball bearings increased by 9.0% due to increased sales to both OEMs and distributors for use in a variety of industries.

  Gross profit. The Company's gross profit increased by 38.4%, or $6.6 million, from $17.2 million in 1995 to $23.8 million in 1996. Gross profit margin decreased from 26.4% of net sales in 1995 to 26.1% in 1996. This decrease was primarily due to the increase in sales by PSG. Historically, sales by PSG have resulted in lower margins than sales by ICG. PSG's sales increased primarily as a result of the Company's 1996 acquisition of PAI. Gross profit margin attributable to PSG increased from 20.3% in 1995 to 21.9% in 1996. The increase in PSG's gross profit margin was primarily due to the increase in sales resulting from the acquisition of PAI. The gross profit margin on the PAI sales, while lower than the consolidated gross profit margin, was higher than the gross profit margin on PSG sales prior to the PAI acquisition. Gross profit margin attributable to ICG increased from 30.2% in 1995 to 30.8% in 1996. The increase in ICG's gross profit margin was primarily due to favorable overhead spending and material purchase price variances partially offset by an unfavorable sales mix of lower margin products.

  Selling, general and administrative expenses. SG&A expenses increased by 24.1%, or $3.2 million, from $13.3 million in 1995 to $16.5 million in 1996, but decreased from 20.4% to 18.1% of net sales, respectively. The increase in SG&A expenses in absolute dollars was primarily due to the acquisitions of PAI and LMBC. The decrease in SG&A expenses as a percentage of net sales was attributable, in part, to the spreading of corporate overhead over a larger sales base.

  Interest expense. Interest expense increased by 17.5%, or $349,000, from $2.0 million in 1995 to $2.3 million in 1996. The increase in interest expense was primarily due to higher average borrowings resulting from the acquisitions of PAI and LMBC, substantially offset by the reduction of interest expense attributable to net assets held for disposal, see Note 3 to the Consolidated Financial Statements, and the offset of lower interest rates resulting from a lower prime rate and more favorable terms under the Credit Facility. See Note 5 of the Consolidated Financial Statements.

  Preferred stock dividends. Preferred Stock dividends increased by 47.6%, or $273,000, from $574,000 in 1995 to $847,000 in 1996. The increase in Preferred
Stock dividends was primarily due to the expiration, on February 22, 1996, of the period during which the Company paid dividends in additional shares of Preferred Stock at an annual rate of 15% of the average bid and ask price of the Preferred Stock. Subsequent to that date, the Company accrued dividends at $1.20 per share. See Note 3 to the Consolidated Financial Statements. The per share amounts of dividends, including the accumulated but unpaid cash portion, were $0.79 and $1.11 per share of Preferred Stock in 1995 and 1996, respectively.

 Comparison of Years Ended December 31, 1995 and December 31, 1994

  Net sales. Net sales increased by 5.0%, or $3.1 million, from $62.1 million in 1994 to $65.2 million in 1995. PSG's sales decreased by 5.0%, or $1.3 million, from $26.1 million in 1994 to $24.8 million in 1995. The decrease in PSG's sales was primarily a result of lower shipments of synchros due to reduced U.S. Government spending on spare parts. ICG's sales increased by 12.2%, or $4.4 million, from $36.1 million in 1994 to $40.5 million in 1995. The increase in ICG's sales was primarily due to new and increased activity with OEMs and the growing acceptance of new and/or enhanced interconnect products.

  Gross profit. The Company's gross profit in 1995 of $17.2 million, remained substantially the same as in 1994. Gross profit margins decreased from 27.7% of net sales in 1994 to 26.4% in 1995. Gross profit margins attributable to PSG decreased from 22.1% of net sales in 1994 to 20.3% in 1995. The decrease in PSG gross profit margin was due to operating inefficiencies related to the lower sales volume and an unfavorable sales mix of lower margin products, partially offset by cost reductions resulting from restructuring actions completed during 1994. Gross profit margins attributable to ICG decreased from 31.8% of net sales in 1994 to 30.2% in 1995. The decrease in ICG's gross profit margins was primarily due to an unfavorable sales mix of lower margin products and higher material costs.

  Selling, general and administrative expenses. SG&A expenses in 1995 of $13.3 million were substantially the same as in 1994.

  Interest expense. Interest expense decreased by 11.9%, or $270,000, from $2.3 million in 1994 to $2.0 million in 1995. The decrease in interest expense was primarily due to the repurchase of the Company's bank indebtedness at a discount, partially offset by higher interest rates. See Note 5 to the Consolidated Financial Statements.

  Preferred stock dividends. Preferred Stock dividends increased by 61.7%, or $219,000, from $355,000 in 1994 to $574,000 in 1995. The increase in Preferred
Stock dividends was primarily due to the increase in the average bid and ask price on which the annual dividend rate was based. Such increase was also the result of the Company's payment of dividends in additional shares of Preferred Stock, thereby increasing the aggregate annual amount of dividends to be paid. The per share amounts of dividends, including the accumulated but unpaid cash portion, were $0.57 and $0.79 per share of Preferred Stock in 1994 and 1995, respectively.

SELECTED QUARTERLY RESULTS OF OPERATIONS

  The following table presents certain unaudited quarterly financial information for each of the ten most recent quarters in the period ended June 30, 1997. This information is derived from unaudited Consolidated Financial Statements of the Company that include, in the Company's opinion, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of results of operations for such periods when read in conjunction with the audited Consolidated Financial Statements of the Company and notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                   QUARTER ENDED
                            ----------------------------------------------------------------------------------------------
                            MAR. 31, JUNE 30, SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31, MAR. 31, JUNE 30,
                              1995     1995     1995      1995      1996      1996      1996      1996     1997     1997
                            -------- -------- --------- --------  --------  --------  --------- -------- -------- --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales:
 PSG......................  $ 6,640  $ 6,407   $ 5,634  $ 6,069   $ 5,775   $12,325    $13,998  $16,481  $16,618  $19,800
 ICG......................   10,256   10,447     9,999    9,761    11,256    11,189     10,235   10,042   10,984   11,447
                            -------  -------   -------  -------   -------   -------    -------  -------  -------  -------
                             16,896   16,854    15,633   15,830    17,031    23,514     24,233   26,523   27,602   31,247
                            -------  -------   -------  -------   -------   -------    -------  -------  -------  -------
Cost of sales:
 PSG......................    5,069    4,880     4,857    4,918     4,825     9,555     10,900   12,639   12,875   14,746
 ICG......................    7,145    7,330     6,949    6,825     7,778     7,732      7,221    6,833    7,527    7,963
                            -------  -------   -------  -------   -------   -------    -------  -------  -------  -------
                             12,214   12,210    11,806   11,743    12,603    17,287     18,121   19,472   20,402   22,709
                            -------  -------   -------  -------   -------   -------    -------  -------  -------  -------
Gross profit:
 PSG......................    1,571    1,527       777    1,151       950     2,770      3,098    3,842    3,743    5,054
 ICG......................    3,111    3,117     3,050    2,936     3,478     3,457      3,014    3,209    3,457    3,484
                            -------  -------   -------  -------   -------   -------    -------  -------  -------  -------
                              4,682    4,644     3,827    4,087     4,428     6,227      6,112    7,051    7,200    8,538
                            -------  -------   -------  -------   -------   -------    -------  -------  -------  -------
Operating expenses:
 Selling, general and
  administrative expenses..   3,628    3,497     2,848    3,363     3,265     4,237      4,430    4,569    4,899    5,385
 Amortization of
  intangible assets.......       52       52        53       52        52        50         55       53       52       73
                            -------  -------   -------  -------   -------   -------    -------  -------  -------  -------
Operating income..........    1,002    1,095       926      672     1,111     1,940      1,627    2,429    2,249    3,080
 Interest expense.........      496      541       497      460       444       598        615      686      655      688
 Other expense (income)...        8        7       234        3        (7)       (6)         9       22       11       15
                            -------  -------   -------  -------   -------   -------    -------  -------  -------  -------
Income before taxes and
 extraordinary item.......      498      547       195      209       674     1,348      1,003    1,721    1,583    2,377
 Provision for taxes......      194      214        76       81       284       536        396      675      638      956
                            -------  -------   -------  -------   -------   -------    -------  -------  -------  -------
Income before
 extraordinary item.......      304      333       119      128       390       812        607    1,046      945    1,421
 Extraordinary (charge),
  net of tax..............      --       --        --       --        --       (173)       --       --       --       --
                            -------  -------   -------  -------   -------   -------    -------  -------  -------  -------
Net income................      304      333       119      128       390       639        607    1,046      945    1,421
 Preferred stock
  dividends...............      121      137       159      157       184       221        221      221       60       42
                            -------  -------   -------  -------   -------   -------    -------  -------  -------  -------
Net income (loss)
 applicable to common
 shareholders.............  $   183  $   196   $   (40) $   (29)  $   206   $   418    $   386  $   825  $   885  $ 1,379
                            =======  =======   =======  =======   =======   =======    =======  =======  =======  =======
Net income (loss) per
 common share:
 Continuing operations....  $  0.07  $  0.08   $ (0.02) $ (0.01)  $  0.08   $  0.21    $  0.14  $  0.31  $  0.27  $  0.41
 Extraordinary item.......      --       --        --       --        --      (0.06)       --       --       --       --
                            -------  -------   -------  -------   -------   -------    -------  -------  -------  -------
 Total....................  $  0.07  $  0.08   $ (0.02) $ (0.01)  $  0.08   $  0.15    $  0.14  $  0.31  $  0.27  $  0.41
                            =======  =======   =======  =======   =======   =======    =======  =======  =======  =======
Weighted average common
 shares outstanding.......    2,508    2,508     2,508    2,521     2,529     2,701      2,758    2,770    3,230    3,323
                            =======  =======   =======  =======   =======   =======    =======  =======  =======  =======

                                                                      QUARTER ENDED
                               -------------------------------------------------------------------------------------------
                               MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30,
                                 1995     1995     1995      1995     1996     1996     1996      1996     1997     1997
                               -------- -------- --------- -------- -------- -------- --------- -------- -------- --------
AS A PERCENTAGE
 OF NET SALES:
Net sales:
 PSG......................       39.3%    38.0%     36.0%    38.3%    33.9%    52.4%     57.8%    62.1%    60.2%    63.4%
 ICG......................       60.7     62.0      64.0     61.7     66.1     47.6      42.2     37.9     39.8     36.6
                                -----    -----     -----    -----    -----    -----     -----    -----    -----    -----
                                100.0    100.0     100.0    100.0    100.0    100.0     100.0    100.0    100.0    100.0
                                -----    -----     -----    -----    -----    -----     -----    -----    -----    -----
Cost of sales.............       72.3     72.4      75.5     74.2     74.0     73.5      74.8     73.4     73.9     72.7
                                -----    -----     -----    -----    -----    -----     -----    -----    -----    -----
Gross profit..............       27.7     27.6      24.5     25.8     26.0     26.5      25.2     26.6     26.1     27.3
Operating expenses:
 Selling, general and
  administrative expenses..      21.5     20.8      18.2     21.3     19.2     18.0      18.3     17.2     17.8     17.3
 Amortization of
  intangible assets.......        0.3      0.3       0.3      0.3      0.3      0.2       0.2      0.2      0.2      0.2
                                -----    -----     -----    -----    -----    -----     -----    -----    -----    -----
                                 21.8     21.1      18.5     21.6     19.5     18.2      18.5     17.4     18.0     17.5
Operating income..........        5.9      6.5       6.0      4.2      6.5      8.3       6.7      9.2      8.1      9.8
 Interest expense.........        2.9      3.2       3.2      2.9      2.6      2.6       2.5      2.6      2.4      2.2
 Other expense (income)...        --       --        1.5      --       --       --        --       0.1      --       --
                                -----    -----     -----    -----    -----    -----     -----    -----    -----    -----
Income before taxes and
 extraordinary item.......        3.0      3.3       1.3      1.3      3.9      5.7       4.2      6.5      5.7      7.6
 Provision for taxes......        1.2      1.3       0.5      0.5      1.6      2.3       1.7      2.6      2.3      3.1
                                -----    -----     -----    -----    -----    -----     -----    -----    -----    -----
Income before
 extraordinary item.......        1.8      2.0       0.8      0.8      2.3      3.4       2.5      3.9      3.4      4.5
 Extraordinary (charge),
  net of tax..............        --       --        --       --       --      (0.7)      --       --       --       --
                                -----    -----     -----    -----    -----    -----     -----    -----    -----    -----
Net income................        1.8%     2.0%      0.8%     0.8%     2.3%     2.7%      2.5%     3.9%     3.4%     4.5%
                                =====    =====     =====    =====    =====    =====     =====    =====    =====    =====
Gross profit (as a percentage
 of related net sales):
 PSG......................       23.7%    23.8%     13.8%    19.0%    16.5%    22.5%     22.1%    23.3%    22.5%    25.5%
 ICG......................       30.3     29.8      30.5     30.1     30.9     30.9      29.4     32.0     31.5     30.4

  Factors such as announcements of technological innovations or new products by the Company or its competitors, and the cyclical nature of the industries served by the Company could cause substantial variations in the Company's operating results. The defense, space, high-end digital imaging, electronics capital equipment and industrial automation markets, each of which represents a significant market for the Company's products, have historically been subject to substantial economic fluctuations due to changing demands for their products and services, introduction of new products and product obsolescence. There can be no assurance that such fluctuations will not reoccur and have an adverse impact on the Company's business, financial condition or results of operations. The Company has experienced and expects to continue to experience significant fluctuations in its quarterly and annual operating results due to a variety of factors, including market acceptance of new and enhanced versions of the Company's products, timing and shipment of significant orders, mix of products sold, length of sales cycles, plant openings and closings, the timing of acquisitions or dispositions by the Company, delays in raw materials shipments, completion of large projects, other manufacturing delays and disruptions, the level or backlog of orders, and cyclicality in the markets the Company serves. To some extent, the Company's net sales and operating results for a quarter will depend upon the Company generating orders to be shipped in the same quarter in which the order is received. The failure to receive anticipated orders or delays in shipments near the end of a particular quarter, due, for example, to unanticipated reschedulings or cancellations of shipments by customers or unexpected manufacturing difficulties, may cause net sales in a particular quarter to fall significantly below the Company's expectations, which would have a material adverse effect on the Company's operating results for such quarter.

BACKLOG

  A substantial portion of the Company's business is of a build-to-order nature requiring various engineering, manufacturing, testing and other processes to be performed prior to shipment. In addition, many of the Company's orders require multiple deliveries over a period of time. As a result, the Company generally has a significant backlog of orders to be shipped.

  As of June 30, 1997 and December 31, 1996, the Company had a backlog of orders of $62.3 million and $56.4 million, respectively, an increase of 10.5%, or $5.9 million. The increase in backlog is primarily attributable to the acquisition of Teletrac and increased orders from the high-end digital imaging market.

  The Company believes that a substantial portion of the backlog of orders at June 30, 1997 will be shipped over the next twelve months.

RECENTLY ISSUED ACCOUNTING STANDARDS

  Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" was issued in February 1997 and replaces Accounting Principles Board ("APB") Opinion No. 15. The new statement simplifies the computations of earnings per share ("EPS") by replacing the presentation of primary EPS with basic EPS, which is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS under the new statement is computed similarly to fully diluted EPS pursuant to APB Opinion 15. SFAS No. 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997. Early application is prohibited. For thesix-month period ended June 30, 1997, the effect of adopting SFAS No. 128 on the Company's reported EPS would be immaterial.

  SFAS No. 123, "Accounting for Stock-Based Compensation" was issued in 1995. This statement requires companies to measure stock compensation plans based on the fair value method of accounting or to continue to apply APB Opinion 25, "Accounting for Stock Issued to Employees" and provide pro forma footnote disclosure under the fair value method. Effective January 1, 1996, the Company adopted the disclosure-only provisions of SFAS No. 123 and continues to follow APB Opinion 25 and related interpretations to account for the Company's stock compensation plans. In 1996 and 1995, the Company did not issue any stock options to its employees and, as such, no disclosure related to this pronouncement was required.

LIQUIDITY AND CAPITAL RESOURCES

  The Company funds its operations primarily from cash flow generated by operations and, to a lesser extent, from borrowings under the Credit Facility and through capital lease transactions.

  Net cash provided by (used in) operations for the six months ended June 30, 1997 and 1996 was $5.7 million and $(666,000), respectively. This improvement was primarily due to higher cash earnings and lower working capital requirements. Net cash provided by (used in) operations for the years ended 1996, 1995 and 1994 was $2.0 million, $(1.0) million and $1.4 million, respectively. The increase in cash provided by operations in 1996, as compared to 1995, was primarily due to higher income partially offset by reductions in accounts payable, accrued expenses and other long-term liabilities. At December 31, 1996, the Company had approximately $10.0 million of net operating loss carry forwards available to reduce future taxable income.

  The Company's working capital was $23.2 million, $24.8 million, $14.3 million and $11.5 million on June 30, 1997 and on December 31, 1996, 1995 and 1994, respectively.

  Net cash used in investing activities for the six months ended June 30, 1997 and 1996 was $8.2 million and $5.3 million, respectively, due to an increase in the use of cash for business acquisitions. During the second quarter of 1997, the Company acquired the stock of Teletrac. The cash portion of the total purchase price for Teletrac was $7.3 million. During the second quarter of 1996, the Company acquired all the outstanding shares of PAI for approximately $4.7 million. See Note 3 of the Consolidated Financial Statements. Net cash provided by (used in) investing activities for the years ended 1996, 1995 and 1994 was $2.0 million, $1.9 million and $(192,000), respectively. The cash provided by investing activities in 1996 was generated primarily from the sale of L&S, a subsidiary of PAI, for cash consideration of $11.3 million, partially offset by the acquisitions of PAI and LMBC. See Note 3 to the Consolidated Financial Statements.

  The Company had no material commitments for capital expenditures as of December 31, 1996 or June 30, 1997. It is anticipated that capital expenditures in 1997 could range from $4.0 million to $4.5 million as compared to the $2.7 million expended in 1996, including assets acquired under capital leases of $786,000. The Company also anticipates that it will continue to finance a substantial portion of these capital expenditures through capital leases. In June 1997, the Company redeemed 200,900 shares of Preferred Stock at an aggregate cost of $1.5 million.

  As discussed in Note 5 to the Consolidated Financial Statements, the Company entered into the Credit Facility in connection with its acquisition of PAI. As of June 30, 1997, the available credit under this facility was $31.7 million comprised of a $6.8 million term loan payable in installments and maturing in April 2000, a $6.9 million term loan payable in installments and maturing in April 2002 and a $18.0 million revolving credit facility expiring in April 2000. The Company believes that cash expected to be generated from operations and credit facilities expected to be available to the Company following the consummation of this Offering will be sufficient to meet the Company's capital expenditure and working capital requirements for at least the next 12 months. Upon the consummation of this Offering, the Company will prepay certain amounts outstanding under the Credit Facility. Prior to the consummation of this Offering, the Company intends to renegotiate the Credit Facility. There can be no assurance that the Company will be able to negotiate the Credit Facility on terms acceptable to the Company.

DOMESTIC AND FOREIGN SALES

  The following table sets forth information concerning the Company's domestic and foreign net sales and operating income from continuing operations and identifiable assets, for each of the last three years in the period ended December 31, 1996 and for the six months ended June 30, 1997 (all foreign sales are denominated in U.S. dollars):

                                  YEARS ENDED DECEMBER 31,     SIX MONTHS ENDED
                                 ----------------------------      JUNE 30,
                                   1994      1995      1996          1997
                                 --------  --------  --------  ----------------
                                           (DOLLARS IN THOUSANDS)
Net sales:
  USA........................... $ 57,752  $ 57,402  $ 80,898      $52,473
  Foreign.......................    4,380     7,811    10,403        6,376
                                 --------  --------  --------      -------
                                 $ 62,132  $ 65,213  $ 91,301      $58,849
                                 ========  ========  ========      =======
Export sales as a percent of
 total net sales................      7.0%     12.0%     11.4%        10.8%
Operating income:
  USA........................... $  3,363  $  3,155  $  6,603      $ 4,775
  Foreign.......................      314       540       504          554
  Restructuring/inventory
   writedown charges (USA)......   (1,315)      --        --           --
                                 --------  --------  --------      -------
                                 $  2,362  $  3,695  $  7,107      $ 5,329
                                 ========  ========  ========      =======
Identifiable assets:
  USA........................... $ 42,197  $ 40,485  $ 62,171      $74,695

                                   BUSINESS

  The Company designs, manufactures and sells custom precision optical and positioning components, subsystems and systems for high-performance markets, such as defense, space, high-end digital imaging and electronics capital equipment. The Company also designs, manufactures and sells interconnect devices and distributes precision ball bearings for use in a variety of industrial, commercial and consumer applications.

  Through PSG, the Company offers its capabilities in magnetics, electronics, optics, precision machining and systems integration to high-performance OEMs and end-users, enabling them to design and utilize systems that meet leading-edge performance requirements. PSG designs, manufactures and sells high-end components such as precision sensors, high-performance motors, precision metal optics and airbearings. These products enable OEMs to improve measurement precision, positioning performance (speed and power), inspection throughput and manufacturing yields. PSG also designs, manufactures and sells subsystems which integrate several of the Company's components. For example, a rotary positioning actuator, which is comprised of a direct drive motor and a resolver, is a subsystem used in cluster tool robotics for positioning semiconductor wafers. In addition, PSG designs, manufactures and sells systems, such as HSA testers used to dynamically test computer disk drive magnetic heads.

  Through ICG, the Company designs, manufactures and sells interconnect products. It also distributes and services precision ball bearings used by OEMs in a variety of commercial industries. The interconnect products include safety agency (e.g., U.L.) approved barrier terminal blocks and power connectors which are primarily used to interface industrial or process control computers to sensors, motors and other signal level and power devices. The precision ball bearings distributed by the Company are acquired from various domestic and international sources and are used in machine tools, office automation, semiconductor manufacturing and other motion control applications to provide for smooth and precise rotary motion.

  The Company's current business reflects a strategic shift that commenced in 1995. In that year, the Company began to expand its PSG business to include not only components for defense and military space applications but also value-added subsystems and systems for a broad range of industrial and commercial markets. This shift was timed to take advantage of the increased demands for high-performance components, subsystems and systems in these markets as commercial manufacturers began to seek new methods to increase throughput and yield.

  In furtherance of its shift in strategy, the Company acquired various synergistic technologies and assets. In April 1996, the Company acquired PAI. PAI's subsidiaries, Speedring and Speedring Systems, are leading manufacturers and suppliers of high-performance laser scanners and optics as well as suppliers of precision-machined specialty materials, such as beryllium and quartz, for space and other high-technology applications. In October 1996, the Company acquired substantially all of the assets of LMBC, a supplier of precision-machined beryllium. Beryllium is essential in space telescopes, weather and direct broadcast satellites, and low-earth-orbit satellites used in cellular communication. Most recently, in May 1997, the Company acquired Teletrac which designs, manufactures and sells laser-based precision measurement systems as well as precision linear and rotary positioning systems for use in the electronics capital equipment industry.

MARKET OVERVIEW

  Historically, the principal markets for precision optical and positioning components were the defense and military space industries whose performance requirements justified the high cost of components and associated electronic controls. In recent years, however, the Company believes that commercial manufacturers began to increase their requirements for throughput and yield as a result of (i) the demand on manufacturers to produce smaller, higher-performance products with precise tolerances, (ii) pressures imposed on manufacturers to enhance productivity and quality, which in turn required integration of process control technology directly into the manufacturing process, and (iii) the lowering of costs associated with electronic controls. Concurrently, OEMs increasingly began to rely on specialized manufacturers for fully integrated subsystems and systems. The Company believes that such reliance was caused by the general desire of OEMs to concentrate on their core competencies, coupled with the increased complexity of manufacturing processes and the desire of OEMs and end-users to reduce the number of vendors upon which they rely.

Today, the Company addresses the following five markets:

  Defense. The defense industry has historically been a large consumer of high-performance components. Over the last several years, cutbacks in defense spending by the U.S. Government have resulted in reductions in both troop levels and production of new weapons systems platforms. At the same time, however, spending has increased and the market has grown for the upgrading of existing platforms, including the development of "smart" weapons. These upgrades include state-of-the-art electronics, enhanced night vision systems, radar and guidance systems, and missile seeker technologies, all of which incorporate high-performance components such as precision metal optics, high-performance motors and sensors and precision-machined structures.

  Space. As a result of the deployment of communications and navigational satellite constellations, as well as the increased demand for weather and scientific monitoring, the commercial space market has exhibited significant growth in recent years. With that growth, there has been increased demand for light weight and high-performance components, such as precision metal optics, high-performance motors, sensors, actuation devices, inertial stabilization components and beryllium components. All of these high-performance components are capable of functioning within the extreme operating environment of space. In particular, beryllium, the lightest metal, is highly effective at dissipating heat and is able to maintain its structural stability over wide temperature ranges.

  High-End Digital Imaging. The high-end digital imaging market consists of film recording systems, including pre-press, medical imaging and printed circuit board layout film recorders, as well as laser projection systems. In these products, laser light is modulated (pulsed), reflected off a mirror on a rotating opto-mechanical scanner, and swept across a media such as film, to create an image. In recent years, there has been a demand for increased resolution and throughput capabilities in these high-end systems, requiring the use of improved optics, higher speed motors, airbearings and more sophisticated electronic controls. In 1994, the highest speed scanners used in the high-end digital imaging market were rotating at approximately 20,000 revolutions per minute (RPM) with speed regulation to 10 parts per million
(ppm). Today, speeds approach 60,000 RPM and must be regulated to 2 ppm. Scanners which operate at these high rotational speeds must be highly engineered so as to manage the heat generated by the airbearing, minimize turbulence through the design of an aerodynamic optical deflector, control optical deformation, and provide a highly efficient electronic speed controller.

  Electronics Capital Equipment. The electronics capital equipment market consists of equipment used to produce and test semiconductors, mass data storage drives and flat panel displays. The market has expanded as a result of growth in the sales of these products, as well as the rapid technological advances relating to their manufacturing and testing. The Company believes that increased demand for high-performance components and systems in this market has resulted from (i) the miniaturization of products, creating the need for smaller components and precise tolerances, (ii) faster production cycles to meet product demand, (iii) the need for higher production yields and
(iv) increased outsourcing of the design and manufacture of electro-mechanical and electro-optical subsystems and systems. High-performance components and systems provide electronics capital equipment manufacturers with more precise testing and process control devices which are designed to detect minute manufacturing deviations, to reduce manufacturing costs, and to increase throughput and yield in the manufacturing process.

  Industrial Automation. The industrial automation market consists of a wide range of industrial and commercial products, including machine tools, process controls and heating, ventilation and air conditioning (HVAC) systems, which the Company primarily serves through ICG. OEMs in these markets typically purchase commodity-type and standardized products which must be delivered on a short lead-time basis.

BUSINESS STRATEGY

  The Company's primary goal is to be a leading provider of components, subsystems and systems that enhance throughput and yield to customers requiring high-performance devices in their manufacturing and quality assurance processes. The Company's strategy is to leverage its resources and capabilities to develop higher-level subsystems and systems, employing its precision optical and positioning technologies while maintaining and continuing to grow ICG. Key elements of this strategy include:

  Integrating Technologies. The Company intends to integrate PSG's recently acquired technologies to develop new subsystems and systems. While PSG's sales at the present time consist principally of components and subsystems, the Company intends to increase the level of product integration it offers, through the development and sale of electro-optical and electro-mechanical systems. The Company believes that development of these systems, which build on the Company's core component technologies, will, if successful, provide customers with high-performance systems at competitive prices and enhance the Company's sales opportunities. For example, Teletrac and Speedring Systems are seeking to develop a low-cost HSA tester for the mass data storage industry which will use Teletrac's X-Y positioning and systems integration capabilities and Speedring Systems' airbearing technology. In addition, the Company is developing a product which integrates the scanning technology of Speedring Systems with the linear positioning capabilities of Teletrac for use in high-end digital imaging applications.

  Capitalizing on Cross-Selling Opportunities. Historically, PSG has organized its sales force along product lines, through four product-specific direct sales organizations as well as through manufacturers' representatives. To capitalize on existing relationships within these sales organizations, the Company has begun training its personnel within each sales organization to identify opportunities to sell all of PSG's products and capabilities in their respective core markets. The Company believes it can generate additional net sales by cross-selling existing PSG products to existing customers and has already identified a number of opportunities to cross-sell among the Company's target customer base. For example, the direct drive motion control technologies that the Company has been selling to the defense market are now also being sold to customers in the electronics capital equipment industry for use in cluster tool robotics. In addition, Speedring Systems is seeking to adapt its airbearing technology, which has been used to serve the high-end digital imaging market, to develop products for the mass data storage segment of the electronics capital equipment market. The Company anticipates that this cross-selling effort will result in increased customer awareness of the Company's capabilities and an increased ability to sell systems integration. In addition, over the long term, the Company, through use of the "Axsys" name, intends to develop a corporate identity for its products, as opposed to stressing the individual identity of the separate corporate entities, thereby seeking to capitalize on the trend to reduce the number of vendors and becoming a recognized supplier of subsystems and systems in a wide range of applications.

  Increasing Investment in Engineering and Manufacturing Infrastructure. The Company offers a set of technologies and capabilities which include precision metal optics, precision machining, magnetics, electronics and electro-mechanical and electro-optical systems integration. To maintain and expand on these technologies and capabilities, the Company invests in optical, magnetic, mechanical, electronic and software engineering resources. In addition, the Company continues to invest in sophisticated test equipment and state-of-the-art manufacturing equipment, such as computer numerically controlled (CNC) mills and lathes, electrical discharge machines, diamond turning and lapping machines.

  Expanding through Acquisitions. To expand and develop its product offerings, technologies, sales channels and market presence, and to produce integrated systems, the Company plans to continue to expand through strategic acquisitions. For example, the Company acquired PAI for its presence in the high-end digital imaging market and its optics and airbearing technologies and Teletrac for its market presence in the electronics capital equipment market and its systems integration capabilities. Although the Company reviews and considers possible acquisitions on an ongoing basis, no specific acquisitions are being negotiated or planned as of the date of this Prospectus.

  Expanding the Industrial Components Group. The Company intends to increase ICG's sales of interconnect devices and precision ball bearings to the industrial and commercial automation markets through an increased focus on direct sales to strategic accounts. As part of this focus, ICG attempts to work with major customers to develop new interconnect products which can be sold generally in the market place.

TECHNOLOGIES, PRODUCTS AND CAPABILITIES

Precision Systems Group. The key enabling technologies and capabilities utilized in the custom design, manufacture and sale of PSG's precision optical and positioning components, subsystems and systems include:

  Optics. Precision metal optics are used in applications where performance requirements cannot be met with glass. The advantages of metal are its lighter weight and ease of mechanical interface with housings and actuation devices. The Company's metal optics are fabricated using CNC machines, lathes and diamond turning and planetary lapping machines to machine and polish metal substrates, such as beryllium and aluminum, to tolerances as precise as one millionth of an inch. Precision metal optics sold by PSG include monogon and polygon mirrors, which the Company uses for high-speed electro-mechanical scanners, head mirrors used in weapons fire control systems, fold and aspheric mirrors used in forward looking infrared (FLIR) night vision weapons systems, and high-performance space-borne instruments used on weather, mapping and scientific satellites.

  Precision Machining. The Company's capabilities, which allow for very precise and exacting measurements, are applied in the precision machining of various metals for precision optics applications, airbearings, heat sinks, housings and gimbals. PSG machines beryllium, quartz, stainless steel and other metals for various applications in the space, defense and selected commercial markets. The Company's airbearings provide exceptionally precise positioning and high speeds, and therefore are critical elements in high-speed scanners, components for weapons guidance systems, magnetic media disk test spindles and precision position stages used in semiconductor processing and test equipment. Its heat sinks are used to dissipate heat in high-performance avionics and satellite electronics. Its gimbals are used, among other things, to position optical sensors in FLIR night vision systems.

  Magnetics. The Company designs, manufactures and sells high-performance motors and precision resolvers using state-of-the-art magnetic materials and technology. These motors include AC motors, brush and brushless DC motors, and torque and servo motors. The Company's magnetic products are capable of rotational positioning to an accuracy as precise as five arc-seconds. Applications for these high-performance components include precision semiconductor processing and inspection equipment, missile systems, satellite actuators and automated industrial systems.

  Electronics. The Company's electronics control the speed and position of electro-mechanical systems, such as precision motors, actuators, X-Y stages, and laser scanners. The Company designs, manufactures and sells opto-electronic position sensors, including optical encoders and laser interferometers, as well as electronic controllers and drives and continues to invest in its electronic design capability to maintain its expertise. Optical encoders are used to sense rotary position and speed in a variety of applications, including laser scanners, industrial robots and defense systems. Laser interferometers, which are designed to permit precise linear position sensing, are used principally in the electronics capital equipment market. Electronic controllers coordinate the positioning and speed of electro-mechanical systems by interfacing with other motion control components. Drives provide power to a motor based on input from a controller in order to achieve a designated position or to achieve a specific speed.

  The following table summarizes the Company's component products and services by the technologies they incorporate:

                               PSG TECHNOLOGIES

-------------------------------------------------------------------------------------
    OPTICS     PRECISION MACHINING          MAGNETICS               ELECTRONICS
-------------------------------------------------------------------------------------
  . Polygon
   Mirrors    . Airbearings          . AC motors              . Optical Encoders
  . Monogon
   Mirrors    . Custom Machining of  . Brush and Brushless DC . Laser Interferometers
  . Head                                                      . Speed Controls for AC
   Mirrors      Specialty Materials:   Motors:
  . Fold                                                        and DC Motors
   Mirrors      -Beryllium             -Torque Motors
  . Aspheric
   Mirrors      -Beryllium-aluminum    -Servo Motors          . Position Controllers
  . Plane
   Mirrors      -Quartz                -Limited Angle Motors  . Motor Drives
                -Titanium            . Resolvers
                                     . Synchros

  Systems Integration. The Company combines various components and capabilities to offer subsystems and systems to its customers. PSG's precision subsystems include X-Y stages and rotary positioning subsystems, including actuators, opto-mechanical laser scanners and imaging subsystems, as well as laser tracking autofocus subsystems. These subsystems employ motion control or optics technology available within PSG. The X-Y positioning subsystems are used in high-precision or high-performance applications, such as semiconductor and flat panel display positioning subsystems for use in processing or testing. The rotary positioning subsystems are used in applications such as night vision systems for defense contractors and cluster tool robotics in electronics capital equipment. The laser scanning and imaging subsystems are used by pre-press equipment manufacturers and semiconductor inspection equipment manufacturers. The laser autofocus, which is used to automatically focus a microscope, is sold to OEMs who manufacture automated optical inspection machines within the electronics capital equipment market. PSG's systems are electro-mechanical turnkey systems, with application specific software designed by the Company for the end-user. Historically, the Company has sold these systems only to the electronics capital equipment industry, where it sells head gimbal assembly (HGA) and head stack assembly (HSA) testers for mass data storage manufacturers.

  The following table illustrates how PSG's technologies, products and capabilities are integrated to develop subsystems and systems:

                                            PSG TECHNOLOGIES AND CAPABILITIES
                    ---------------------------------------------------------------------------
     SUBSYSTEMS
          &                                   PRECISION
       SYSTEMS                  OPTICS        MACHINING     MAGNETICS         ELECTRONICS

-----------------------------------------------------------------------------------------------
                           . Polygon or      . Airbearing . Brushless DC . Optical Encoder
    LASER SCANNER            Monogon Mirror                 Servo Motor  . Speed Control
                                                                         . Motor Drive

-----------------------------------------------------------------------------------------------
                           . Polygon or      . Airbearing . Brushless DC . Optical Encoder
                             Monogon Mirror                 Servo Motor  . Speed Control
    LASER IMAGER           . Fold Mirror                                 . Motor Drive
                           . Aspheric Mirror

-----------------------------------------------------------------------------------------------
   LASER AUTOFOCUS                                        . Brushless DC . Position Controller
                                                            Servo Motor  . Motor Drive

-----------------------------------------------------------------------------------------------
 ROTARY POSITIONING                                       . Brushless DC . Position Controller
      ACTUATOR                                              Servo Motor  . Motor Drive
                                                          . Resolver

-----------------------------------------------------------------------------------------------
                           . Plane Mirror    . Airbearing . Linear Motor . Laser Interferometer
      X-Y STAGE                                                          . Position Controller
                                                                         . Motor Drive

-----------------------------------------------------------------------------------------------
       HGA/HSA                               . Airbearing . Brushless DC . Laser Interferometer
       TESTERS                                              Limited Angle. Position Controller
                                                            Motor        . Motor Drive

-----------------------------------------------------------------------------------------------
  DISK TEST SPINDLE                          . Airbearing . Brushless DC . Optical Encoder
 (expected to be in-
       troduced                                             Servo Motor  . Speed Control
  in late September
        1997)                                                            . Motor Drive

--------
Italicized components are currently purchased from external sources but are in various stages of development by the Company.

Industrial Components Group. ICG designs, manufactures and sells a full line of barrier terminal blocks, connectors and interconnect devices, and also distributes a broad array of precision ball bearings.

  Terminal Blocks and Connectors. The terminal blocks and connectors market is directly related to the use of computer controls in a variety of industrial and commercial applications, such as machine controllers, motor regulation or security controls. The terminal blocks provide a simple method for point of use installation and/or interchangeability of electronic components between the computer control's printed circuit board and the device that the computer is sensing (input) or driving (output).

  ICG provides a broad array of terminal blocks. The core product line is based on "U.S.-Style" terminal blocks, which have been the mainstay of controls made by OEMs in the United States for several decades. ICG has also developed a broad line of "Euro-Style" terminal blocks. These devices were introduced by European manufacturers who began to enter the U.S. market in the mid 1980s. In addition, ICG has applied attributes associated with "Euro-Style" connectors to the "U.S.-Style" and vice versa.

  Precision Ball Bearings. ICG distributes an array of precision ball bearings varying in size, precision tolerance, lubrication and price. Through its distribution arrangements with several foreign bearing manufacturers, ICG has developed a broad product offering. ICG also provides certain value-added services, such as bearing relubrication, white room handling of products, and engineering consultation.

COMPETITION

  The markets for the Company's products are competitive. In PSG, the Company competes primarily on the basis of its ability to design and engineer its products to meet performance specifications set by its customers, most of whom are OEMs who purchase component parts or subsystems for inclusion in their end-products. Product pricing and quality, customer support, experience, reputation and financial stability are also important competitive factors.

  There is a limited number of competitors in each of the markets for the various types of precision optical and positioning components and subsystems, and electrical/electronic terminal block and connector devices manufactured and sold by the Company. These competitors, especially those in the precision optical and positioning product lines, are typically focused on a smaller number of product offerings than the Company, and are often well entrenched. Some of these competitors have substantially greater resources than the Company. The Company believes, however, that the breadth of its technologies and product offerings provide it with a competitive advantage over certain manufacturers which supply only discrete components or are not vertically integrated with enabling technologies.

  There are numerous competitors in markets to which the Company distributes precision ball bearings. These competitors vary in size and include bearing manufacturers and distributors. In the Company's opinion, ICG's breadth and product availability, combined with the value-added services it supplies, provide competitive advantages for ICG.

  The Company expects its competitors to continue to improve the design and performance of their products. There can be no assurance that the Company's competitors will not develop enhancements to, or future generations of, competitive products that will offer superior price or performance features or that new processes or technologies will not emerge that render the Company's products less competitive or obsolete. Increased competitive pressure could lead to lower prices for the Company's products, thereby adversely affecting the Company's business, financial condition or results of operations. There can be no assurance that the Company will be able to compete successfully in the future.

CUSTOMERS

  The Company's customers include OEMs and end-users who design or utilize high-precision, performance and throughput equipment. PSG's customers are primarily in the defense, space, high-end digital imaging and electronics capital equipment markets. ICG's customers are primarily in the industrial automation market. The

Company has an extensive customer list which includes many of the major participants in the market segments listed below:

                                         HIGH-END        ELECTRONICS       INDUSTRIAL
    DEFENSE              SPACE        DIGITAL IMAGING CAPITAL EQUIPMENT    AUTOMATION
----------------  ------------------- --------------- ----------------- ----------------
Allied Signal     Allied Signal          Agfa         Applied Materials Danaher
Boeing            Ball Aerospace         ECRM         Etec              Dover Elevator
GEC Marconi       Honeywell              Fuji         IBM               Elsag Bailey
Honeywell         Hughes                 Gerber       Intel             General Electric
Hughes            ITT                    Kodak        KLA/Tencor        Hewlett-Packard
Litton            Lockheed Martin        Linotype     Maxtor            Honeywell
Lockheed Martin   Loral Space &          Scitex       Orbotech          Lincoln Electric
Northrop/Grumman   Communications                     Seagate           Rockwell
Raytheon          Matra Marconi Space                 Xerox             Siemens
United Technolo-
 gies             Motorola
                  Thomson
                  TRW

  There is no customer or group of affiliated customers for which sales during fiscal 1996 or the six months ended June 30, 1997 were in the aggregate 10% or more of the Company's consolidated net sales, and there is no customer, the loss of which would have a material adverse effect on the Company's operations taken as a whole.

  In 1996 and for the six months ended June 30, 1997, the Company had aggregate sales, both military and non-military, directly to the U.S. Government, including its agencies and departments, of approximately $5.1 million and $2.1 million, respectively. These sales accounted for approximately 5.6% and 3.6% of total net sales in 1996 and for the six months ended June 30, 1997, respectively, as compared to 4.6% in 1995 and 5.8% in 1994. Approximately 22.0% of net sales in 1996 and 25.9% for the six months ended June 30, 1997 were derived from subcontracts with U.S. Government contractors as compared to 13.4% in fiscal 1995 and 18.1% in 1994. The majority of these contracts may be subject to termination at the convenience of the U.S. Government, and certain contracts may also be subject to renegotiation. Currently, the Company is not aware of any termination or renegotiation of such contracts which would have a material adverse effect on its business. Because a substantial part of the Company's business is derived directly from contracts with the U.S. Government, or agencies or departments thereof, or indirectly through subcontracts with U.S. Government contractors, the Company's results of operations could be materially affected by changes in U.S. Government expenditures for products using component parts which the Company produces. However, the Company believes that its exposure to such risk may be lessened by the broad number and diversity of its product applications and the strength of its engineering capabilities.

SALES, MARKETING AND CUSTOMER SUPPORT

  As of June 30, 1997, the Company employed 75 sales, marketing and customer support personnel, of whom 41 were involved with PSG's product offerings and 34 were involved with ICG's product offerings. Historically, the Company's sales organization has been organized along product lines with four product-specific direct sales organizations in PSG and two direct sales organizations in ICG. As part of its integration strategy, the Company is in the process of increasing its expenditures for sales and customer support and realigning the sales organizations in PSG along market segments--defense, space, high-end digital imaging and electronics capital equipment. To date, this realignment has been limited to training of sales personnel in each of PSG's sales organizations to identify opportunities to sell all of PSG's capabilities in its own core market and to making joint sales calls. There can be no assurance that these efforts will be successful and lead to increases in the Company's sales or that the Company will recover its additional costs in implementing this strategy.

  Also as of June 30, 1997, PSG's direct sales organization included 14 direct sales field personnel, most of whom have engineering backgrounds, with the remainder involved in inside sales, customer service, program management, contract administration and applications engineering. ICG's direct sales organization included 11 direct sales field personnel, with the remainder involved in inside sales, customer service, product management, contract administration and applications engineering. The Company believes that its sales effort is enhanced by having engineering-trained sales personnel available to meet with customers' engineering personnel. In addition, the Company's application and design engineers are used to enhance the sales process.

  PSG and ICG also sell their products through over 200 manufacturer's sales representatives and agents. Although the Company believes it has good relationships with these sales representatives and agents, there can be no assurance that these relationships will continue to be satisfactory or will continue at all.

ENGINEERING, RESEARCH AND DEVELOPMENT

  The Company develops new component products, subsystems and systems and improves existing products in order to keep pace with customers' increasing performance requirements. The Company devotes significant resources, a portion of which is reimbursed by customers, to development programs directed at creating new products and product enhancements, as well as developing new applications for existing products. Because the Company believes that its ability to compete effectively depends in part on maintaining and enhancing its expertise in applying new technologies and developing new products, the Company dedicates substantial resources to engineering, research and development. At August 31, 1997, the Company employed 87 individuals in its engineering, research and development functions. There can be no assurance that the Company's product development efforts will be successful in producing products that respond to technological changes or new products introduced by others.

   The Company's costs associated with engineering and research and development were $2.4 million, $3.4 million, $4.1 million and $2.4 million in 1994, 1995, 1996 and the six months ended June 30, 1997, respectively. During such periods, $1.2 million, $1.2 million, $2.2 million and $1.3 million, respectively, were incurred in research and development. Of these amounts, the Company recovered from customers approximately 40.4%, 38.3%, 17.0% and 10.5% respectively. The Company intends to direct its research and development activities to integrating its newly acquired technologies with its existing capabilities, and continuing to develop subsystems and systems.

RAW MATERIALS; SUPPLIERS

  Raw materials and purchased components are generally available from multiple suppliers. However, beryllium, a material used extensively by PSG, is only available from Brush Wellman, the sole U.S. supplier. Historically, the Company and, to the Company's knowledge, its predecessors' beryllium operations have had an excellent relationship with Brush Wellman and have not encountered problems in obtaining their requirements. However, the partial or complete loss of Brush Wellman as a supplier of beryllium or production shortfalls or interruptions that otherwise impair the supply of beryllium to the Company, would have a material adverse effect on the Company's business, financial condition or results of operations. If such conditions were to occur, it is uncertain whether alternative sources could be developed. In addition, the Company purchases a substantial part of the ball bearings it distributes from a single foreign supplier. While the Company believes that it could obtain alternate sources of supply, any interruption in the flow of products from this supplier, or increases in the cost of these products, could have an adverse effect on the Company's business, financial condition or results of operations.

PATENTS AND TRADEMARKS

  The Company is not dependent upon any single patent or trademark. The Company has a combination of patents, trademarks and trade secrets, non-disclosure agreements and other forms of intellectual property protection to protect certain of its proprietary technology. Although it believes that its patents and trademarks have value, the Company believes that its future success will depend primarily on the innovation, technical expertise, manufacturing and marketing abilities of its personnel. The Company currently holds 14 patents in the United States expiring between October 27, 1997 and April 18, 2012, and eight international patents expiring between April 21, 1998 and December 24, 2019, and has patent applications pending or under evaluation in the United States and various foreign jurisdictions. There can be no assurance as to the degree of protection offered by these patents or as to the likelihood that patents will be issued for pending applications. There also can be no assurance, however, that the Company will be able to maintain the confidentiality of its trade secrets or that its non-disclosure agreements will provide meaningful protection of the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information.

  Competitors in the United States and foreign countries, many of which have substantially greater resources, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or interfere with the Company's ability to make and sell some of its products. Although the Company believes that its products do not infringe on the patents or other proprietary rights of third parties, there can be no assurance that other third parties will not assert infringement claims against the Company or that such claims will not be successful.

ENVIRONMENTAL REGULATION

  The Company believes that it is in compliance with federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to the protection of the environment in all material respects, and that any non-compliance with such laws will not have a material adverse effect upon its business, financial condition or results of operations, capital expenditures, earnings or competitive position. There can be no assurance, however, (i) that changes in federal, state or local laws, regulations or regulatory policy, or the discovery of unknown problems or conditions will not in the future require substantial expenditures, or (ii) as to the extent of the Company's liabilities, if any, for past failures, if any, to comply with applicable environmental laws, regulations and permits, any of which also could have a material adverse effect on the Company's business, financial condition or results of operations. The Company is currently involved with approximately 125 other potentially responsible parties in a settlement with the Environmental Protection Agency relating to damage that may have been caused by hazardous substances at a third-party waste disposal site. The Company believes, based on currently available information, that any allocation of responsibility to the Company will not have a material adverse effect on the Company.

  The Company has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") with respect to three third-party waste disposal sites. In 1996, the Company entered into a settlement agreement and paid approximately $1,000 with respect to one of these sites. Although liability under CERCLA is joint and several, meaning that liability can exceed a PRP's pro rata share of cleanup costs, based on currently available information, the Company believes that costs associated with the two remaining sites will not have a material adverse effect on the Company.

  The Company, pursuant to a remedial plan approved by the Ohio Environmental Protection Agency ("Ohio EPA") in 1993, is in the process of investigating soils and groundwater at a site formerly owned by a division of the Company, and has conducted certain remedial work at this site. Costs to date have not been material to the Company, and until recently, the Company believed that future costs similarly would not be material. In September 1997, however, the Company was advised by its environmental consultants that the costs now anticipated to carry out the 1993 plan would be substantially greater than previously expected, but that the Company could pursue alternate plans which would involve additional costs in the range of approximately $600,000 to $1.5 million. However, any such alternate plans would be subject to the approval of the Ohio EPA. Based on the advice of its consultants, the Company has increased its reserves relating to this site to approximately $600,000, with a resulting charge to discontinued operations in the third quarter of 1997 of $244,000, net of taxes. Based on the advice of its consultants, the Company believes that the Ohio EPA is likely to allow use of an alternate plan. There can be no assurance that the alternate remedy will be approved by the Ohio EPA. If it does not, costs would increase substantially. In addition, even if approval is received, the costs actually incurred may exceed the reserves established. The Company anticipates that actual expenditures will be incurred over a period of several years.

  In addition, the current owner of a site formerly owned by a subsidiary of PAI has asserted that the subsidiary is responsible for investigation and remediation costs with respect to this site. No litigation has been brought against the Company, and the Company has received no correspondence or other communication for several years with respect to this site. At this time the Company is unable to assess the extent of its potential liability, if any, with respect to this site or to form a judgment as to the likelihood of an unfavorable outcome in the event litigation were to be commenced.

  The Company uses or generates certain hazardous substances in its manufacturing and engineering facilities. The Company believes that its handling of such substances is in material compliance with applicable local, state and federal environmental, safety and health regulations at each operating location. The Company invests substantially in proper protective equipment, process controls and specialized training to minimize risks to employees, surrounding communities and the environment due to the presence and handling of such hazardous substances. The Company periodically conducts employee physical examinations and workplace air monitoring regarding such substances. When exposure problems or potential have been indicated, corrective actions have been implemented and re-occurrence has been minimal or non-existent. The Company does not carry environmental impairment insurance.

EMPLOYEES

  As of June 30, 1997, the Company employed 935 persons, including 694 in manufacturing, 75 in sales, 87 in engineering and 79 in administration. All are employed in the United States, except for one UK-based employee engaged in international sales. The Company's 73 employees at the St. Petersburg, Florida facility are subject to a collective bargaining agreement. The Company considers its relations with its employees to be satisfactory. There has been no significant interruption of operations due to labor disputes.

FACILITIES AND MANUFACTURING

  The Company leases its executive office, located at 645 Madison Avenue, New York, New York. The principal plants and other materially important properties at June 30, 1997 are:

                                                 APPROXIMATE
     LOCATION             TYPE OF FACILITY      SQUARE FOOTAGE OWNED/LEASED(1)
-------------------  -------------------------- -------------- ---------------
Cullman, AL          Manufacturing, Engineering    110,000         Owned
Gilford, NH          Manufacturing, Engineering     84,250         Owned
Montville, NJ        Distribution                   76,200         Leased
San Diego, CA        Manufacturing, Engineering     63,100         Leased
St. Petersburg, FL   Manufacturing, Engineering     52,500         Owned
Rochester Hills, MI  Manufacturing, Engineering     29,000(2)      Leased
Santa Barbara, CA    Manufacturing, Engineering     13,800         Leased
Irvine, CA           Distribution                    7,800         Leased
Dallas, TX           Distribution                    2,950         Leased

--------
(1) Leases expire from 1999 to 2002.
(2) The Company expects to expand the Rochester Hills facility by 6,000 square feet.

  All of the facilities owned by the Company are subject to mortgages or security interests which secure the Company's obligations under the Credit Facility or industrial revenue bonds (see Note 5 to the Consolidated Financial Statements).

  Management believes that the Company's manufacturing facilities are generally sufficient to meet its current and reasonably anticipated manufacturing, distribution and related requirements. The Company, however, periodically reviews its space requirements to ascertain whether its facilities are sufficient to meet its needs.

LEGAL PROCEEDINGS

  The Company is a defendant in various lawsuits, none of which is expected to have a material adverse effect on the Company's business, financial condition or results of operations. See "--Environmental Regulation."

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth the names, ages and positions of the Company's executive officers and directors. Executive officers are appointed by, and serve at the discretion of, the Board of Directors. All directors hold office until the annual meeting of shareholders of the Company following their election or until their successors are duly elected and qualified.

NAME                     AGE                      POSITION
----                     ---                      --------
Stephen W. Bershad......  55 Chairman of the Board and Chief Executive Officer
Raymond F. Kunzmann.....  40 Vice President--Finance and Chief Financial Officer
Louis D. Mattielli......  47 Vice President--General Counsel and Secretary
Kenneth F. Stern........  37 Vice President--Corporate Development
Richard V. Howitt.......  53 Director; President of Teletrac
Anthony J. Fiorelli,
 Jr.....................  67 Director
Eliot M. Fried..........  64 Director

  Stephen W. Bershad has been Chairman of the Board and Chief Executive Officer of the Company since he joined the Company in December 1986. Prior to joining the Company, he was a Managing Director of Lehman Brothers and its predecessor firms, where he held a series of senior management positions in merchant banking and mergers and acquisitions. Mr. Bershad is a director of Emcor Group, Inc., a construction management services company.

  Raymond F. Kunzmann joined the Company in June 1994 and currently serves as Vice President--Finance and Chief Financial Officer. Prior to joining the Company, from January 1994 until May 1994, he was Group Controller at Mannesmann Capital Corporation, a diversified manufacturing company, and, from January 1987 until December 1993, was Controller and held other positions at Lear Siegler, Inc., a diversified manufacturing/service company. Prior to that, Mr. Kunzmann was employed by Deloitte, Haskins & Sells.

  Louis D. Mattielli joined the Company in June 1997 as Vice President-- General Counsel and Secretary. Prior to joining the Company, Mr. Mattielli was a consultant to Liberty Brokerage, Inc., an interdealer bond broker, from September 1996 to May 1997. From June 1994 to September 1996, he was Senior Vice President--General Counsel and Secretary of The Pullman Company, an automotive manufacturing company. From September 1993 to June 1994, he was Senior Vice President--Administration of and then consultant to Herzog, Heine & Geduld, Inc., a broker dealer. From May to September 1993, he served as Vice President and General Counsel of Hat Brands, Inc., an apparel company. Prior to that, from January 1987 to May 1993, he was Vice President and General Counsel of and then consultant to Lear Siegler, Inc.

  Kenneth F. Stern joined the Company in October 1994 and currently serves as Vice President--Corporate Development. Prior to joining the Company, from December 1992 to October 1994, he was a management consultant specializing in strategic planning and corporate development for technology companies at Monitor Company, and, prior to December 1992, at Lorne Weil Inc., both of which are consulting firms.

  Richard V. Howitt has been a director of the Company since June 1997, following the Company's acquisition of Teletrac. Mr. Howitt is a co-founder of Teletrac and has been President of Teletrac for 18 years. Prior to his full-time employment at Teletrac, he was a member of the technical staff and Section Head of Optical Metrology at Santa Barbara Research Center. See "Certain Transactions."

  Anthony J. Fiorelli has been a director of the Company since February 1988. Since January 1986, Mr. Fiorelli has been President of Strategic Management Consulting Services, Inc., a management consulting firm.

  Eliot M. Fried has been a director of the Company since 1994. He is a Managing Director of Lehman Brothers where he has been employed for 21 years and is a member of its Investment Committee and Investment Banking Commitment Committee. Mr. Fried is a director of Bridgeport Machines, Inc., EVI, Inc., an oil services company, L-3 Communications Corporation, a communications equipment company, and Walter Industries, Inc., a conglomerate of basic industries.

  There are no family relationships among any of the directors and executive officers of the Company.

COMMITTEES OF THE BOARD

  The Audit Committee, the Compensation Committee and the Stock Incentive Plan Committee are the standing committees of the Board of Directors. The Audit Committee reviews internal and external audit procedures of the Company. Messrs. Fiorelli and Fried are members of the Audit Committee. The Compensation Committee oversees compensation policies of the Company. Its members are Messrs. Bershad and Fiorelli. The Stock Incentive Plan Committee administers the Company's Long-Term Stock Incentive Plan and is comprised of Messrs. Fiorelli and Fried. See "--Stock Incentive Plan."

DIRECTORS' COMPENSATION

  The compensation of directors is fixed by the Board of Directors. Directors who are not employees of the Company receive meeting fees of $2,500 for each Board meeting attended and $1,000 for each committee meeting attended other than in connection with a Board meeting. Directors are reimbursed for travel and other expenses incurred in the performance of their duties. The Board of Directors met four times during 1996. For information as to certain stock options granted to Messrs. Fiorelli and Fried, see "--Stock Incentive Plan."

EXECUTIVE COMPENSATION

  The following table sets forth information concerning compensation for services in all capacities awarded to, earned by or paid to the Company's Chief Executive Officer and the other executive officers of the Company whose aggregate cash compensation exceeded $100,000 (collectively, the "Named Executives") during the years ended December 31, 1994, 1995 and 1996:

                          SUMMARY COMPENSATION TABLE

                                                       LONG-TERM
                                                      COMPENSATION
                                                      ------------
                                  ANNUAL COMPENSATION    AWARDS
                                  ------------------- ------------
                                                       NUMBER OF
                                                       SECURITIES
                                                       UNDERLYING     ALL OTHER
                                             BONUS(1)  OPTIONS(2)  COMPENSATION(3)
NAME AND PRINCIPAL POSITION  YEAR SALARY ($)   ($)        (#)            ($)
---------------------------  ---- ---------- -------- ------------ ---------------
Stephen W. Bershad(4).....   1996  262,500   157,500       --           7,576
 Chairman of the Board and   1995  262,500   100,000       --           6,258
 Chief Executive Officer     1994  262,500   150,000     4,200         10,810
Elliot N. Konopko(5)......   1996  210,673    82,875       --          20,555
 Vice President--General     1995  175,000    40,000       --           6,521
 Counsel and Secretary       1994  175,000    55,000     3,000          6,318
Raymond F. Kunzmann(6)....   1996  141,385    85,000       --          10,603
 Vice President--Finance     1995  120,635    45,000       --           7,197
 and Chief Financial
  Officer                    1994   70,000    28,000     4,000          2,721
Kenneth F. Stern(7).......   1996  130,269    52,500       --          10,439
 Vice President--            1995  120,000    25,000       --           4,429
 Corporate Development       1994   25,000     5,000     2,000            --

--------
(1) Reflects payments under the Company's Annual Incentive Plan, which is described below.
(2) Reflects awards under the Company's Long-Term Stock Incentive Plan. See "--Stock Incentive Plan."
(3) Reflects matching contributions under the Company's 401(k) Plans and payments under the Company's executive health insurance plan and other miscellaneous amounts. The Company's executive health insurance plan, which covers only executive officers, provides for the reimbursement of deductible and coinsurance amounts and certain medical expenses not covered under the Company's basic medical plans. See "--401(k) Plans."
(4) Mr. Bershad's current annual base salary is $300,000.
(5) Mr. Konopko was Vice President--General Counsel and Secretary of the Company from March 1990 until his resignation on June 18, 1997. Mr. Mattielli, his successor, is employed at an annual base salary of $175,000.
(6) Raymond F. Kunzmann joined the Company in June 1994.
(7) Kenneth F. Stern joined the Company in October 1994.

INCENTIVE PLANS

  An Annual Incentive Plan and a Supplemental Revenue Growth Incentive Plan have been established by the Company to provide additional incentive compensation which is based on the Company's performance.

  Under the Annual Incentive Plan, a payment may be made to many of the Company's employees based on the achievement of certain consolidated or individual business unit performance criteria, including, among other things, operating income, bookings and return on investment. Distributions under this plan are made in cash annually after the close of each fiscal year.

  During 1996, the Board of Directors of the Company adopted a Supplemental Revenue Growth Incentive Plan under which certain management employees of the Company became eligible for future payments, contingent upon the Company achieving certain net sales growth objectives over the three-year period 1996 to 1998. Awards will be earned following the conclusion of any fiscal year where net sales growth, adjusted to take into account structural changes such as acquisitions and dispositions, over the higher of (i) net sales for a base period which in general reflects 1995 net sales and (ii) the highest net sales for any subsequent fiscal year, is at least equal to the targeted growth percentage established by the Company's Chief Executive Officer. If net sales growth exceeds the targeted growth percentage in any given year within the three-year period, a participant receives a two percent increase in his award for that year for each one percent increase in net sales growth for that year over the targeted growth percentage. Incentive compensation earned for any year under this plan vests in one-third increments 12 months, 24 months and 36 months after the date of the grant and is paid at each vesting date in shares of Common Stock or, in certain circumstances, in cash. The number of shares of Common Stock earned for any year is determined by dividing the dollar value of the award earned in that year by the price of the Common Stock on the last day of the year for which the award was earned.

  The table below sets forth certain information relating to grants to the Named Executives under the Supplemental Revenue Growth Incentive Plan.

                                           PERFORMANCE OR  ESTIMATED FUTURE PAYOUTS UNDER
                            NUMBER OF       OTHER PERIOD     NON-STOCK PRICE BASED PLANS
                         SHARES, UNITS OR UNTIL MATURATION ------------------------------------
NAME                     OTHER RIGHTS (1)    OR PAYOUT     THRESHOLD     TARGET     MAXIMUM(1)
----                     ---------------- ---------------- -----------  ----------- -----------
Stephen W. Bershad......                     1996-1998      $    90,000 $    90,000
Raymond F. Kunzmann.....                     1996-1998           43,500      43,500
Kenneth F. Stern........                     1996-1998           40,500      40,500

--------
(1) See discussion above.

TELETRAC, INC. MANAGEMENT INCENTIVE COMPENSATION PLAN

  Under the Teletrac, Inc. Management Incentive Compensation Plan (the "Teletrac Plan"), Teletrac may make certain cash bonus awards ("Awards") to employees of Teletrac who are senior officers, members of senior management or key employees and consultants to Teletrac. The purpose of the Teletrac Plan is to advance the best interest of Teletrac and the Company by providing eligible employees with additional incentives to promote the success of Teletrac's business, to increase their vested interest in the success of Teletrac's business and to encourage them to remain employees of Teletrac. The Teletrac Plan was ratified and approved by Teletrac's shareholders on May 30, 1997. Under the Teletrac Plan, Teletrac must establish incentive compensation pools ("Incentive Compensation Pools") for each of the fiscal years ending December 31, 1997 and December 31, 1998 and the thirteen-month period ending January 31, 2000 (each an "Incentive Period") and, under certain circumstances, additional incentive compensation pools ("Additional Incentive Compensation Pools") for the same periods. The Incentive Compensation Pools and the Additional Incentive Compensation Pools are determined based on a percentage of the excess of "gross profits" (as defined in the Teletrac Plan) for each Incentive Period over a base amount. The aggregate amount of the Incentive Compensation Pools and the Additional Incentive Compensation Pools shall not exceed $3.0 million and $1.1 million, respectively. Subject to the next succeeding sentence, Mr. Howitt, the President of Teletrac and a director of the Company, is entitled to a percentage of annual payments, not to exceed 43%, from the Incentive Compensation Pool and the Additional Incentive Compensation Pool, if applicable, as determined by the committee administering the Teletrac Plan. In addition, in accordance with employment agreements between Teletrac and Messrs. Barker and Howitt, if such agreements are terminated for certain reasons, each of them will be entitled to receive an Award of 40% of all amounts payable to them under the Teletrac Plan after such termination date. The Teletrac Plan is administered by a committee comprised solely of Mr. Howitt as long as he is President and a full-time employee of Teletrac and, in the event Mr. Howitt shall cease to be the President and a full-time employee of Teletrac, by David Barker as long as he is Vice President--Research and Development and at least a half-time employee of Teletrac and thereafter by individuals appointed by the Board of Directors of Teletrac. Subject to certain exceptions, including exceptions for amendments that adversely affect a participant's right (without consent) to receive Awards under the Teletrac Plan, the Board of Directors of Teletrac may amend the Teletrac Plan from time to time or suspend or terminate it entirely. In the event Teletrac sells all or substantially all of its assets, the participants in the Teletrac Plan are entitled to receive an amount equal to $4.1 million less all amounts previously paid as Incentive Compensation Pools and Additional Incentive Compensation Pools unless certain conditions are satisfied. See "Certain Transactions."

STOCK INCENTIVE PLAN

  The Company's Long-Term Stock Incentive Plan was approved by shareholders in August 1991; it was then amended by the Board of Directors on September 18, 1997. Such proposed amendment will be submitted for approval to shareholders for their vote at a special meeting to be held on October 14, 1997 (the "Stock Incentive Plan"). The amendments, among other things, increase the number of shares of Common Stock authorized for grant from 79,400 to 400,000 and make certain awards under the Stock Incentive Plan qualify for favorable treatment under Section 162(m) of the Internal Revenue Code of 1986. The Stock Incentive Plan is administered by the Stock Incentive Plan Committee (the "Committee"). The Committee selects participants from among those executives and other employees of the Company and its subsidiaries who materially contribute to the success of the Company and determines the amounts, times, forms, terms and conditions of grants.

  Grants may be in the form of options to purchase shares of Common Stock, stock appreciation rights, restricted stock and performance units (collectively, "Stock Incentives"). Stock appreciation rights may be granted on a "free-standing" basis or in conjunction with all or a portion of the shares covered by an option. Stock Incentives are subject to such provisions as the Committee determines and may be exercised at one time or in such installments and at such prices over the balance of the exercise period as determined by the Committee. The number of shares of Common Stock underlying Stock Incentives granted per calendar year cannot exceed (i) for any executive officer 60,000 shares of Common Stock and (ii) for any other eligible participant 60,000 shares of Common Stock.

  Each Stock Incentive is exercisable, upon vesting, in whole or in part, prior to its cancellation or termination, by written notice to the Company. If any option is being exercised, such notice must be accompanied by payment in full of the purchase price in cash or, if acceptable to the Committee, shares of Common Stock or a combination thereof. Stock Incentives are not transferable except by will or by laws of descent and distribution.

  In general, each Stock Incentive will terminate upon the earlier of (i) the date fixed by the Committee when the Stock Incentive is granted or (ii) unless determined otherwise by the Committee, 90 days after the participant's termination of employment other than for cause, to the extent the Stock Incentive was then exercisable. In the event of termination due to death or disability, the Stock Incentive may be exercised to the extent then exercisable for a period of one year from such termination. If a participant's employment is terminated for cause, his or her ability to exercise any Stock Incentive is immediately terminated.

  The Company may make loans to such participants as the Committee, in its discretion, may determine in connection with the exercise of options in an amount up to the exercise price of the option plus any applicable withholding taxes. In no event may any such loan exceed the fair market value, at the date of exercise, of the shares covered by the option exercised.

  Upon a change of control, the Stock Incentives which are outstanding on the date of such change of control and are not then exercisable may become immediately exercisable. With respect to the Stock Incentives intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code, the Committee must set forth and define in each Stock Incentive agreement the terms or events upon which the vesting or exercisability of the Stock Incentives will accelerate. With respect to Stock Incentives not intended to so qualify, the Committee may exercise sole discretion to accelerate vesting or exercisability upon the occurrence of a change of control as defined by the Committee. With respect to options outstanding prior to the amendment of the Stock Incentive Plan, upon a change of control, such options then outstanding but which are not then exercisable will, for a period of 60 days following such change of control, become immediately and fully exercisable.

 1996 Fiscal Year-End Option Values

  The following table sets forth certain information regarding the year-end number and value of unexercised stock options granted pursuant to the Stock Incentive Plan as of December 31, 1996 held by the Named Executives. No options were granted to or exercised by such Named Executives during 1996:

                                    FISCAL YEAR-END OPTION VALUES
                         ---------------------------------------------------
                           NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                UNDERLYING               IN-THE-MONEY
                            UNEXERCISED OPTIONS        OPTIONS AT FISCAL
                          AT FISCAL YEAR-END (#)        YEAR-END ($)(1)
                         ------------------------- -------------------------
NAME                     EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                     ----------- ------------- ----------- -------------
Stephen W. Bershad......    2,940        1,260       20,874        8,946
Raymond F. Kunzmann.....    2,800        1,200       21,000        9,000
Elliot N. Konopko(2)....    8,100          900       60,750        6,750
Kenneth F. Stern........    1,400          600       10,500        4,500

--------
(1) Market value of underlying securities at December 31, 1996 based on a per share value of $11.25 less the aggregate exercise price.
(2) Mr. Konopko was Vice President--General Counsel and Secretary of the Company from March 1990 until his resignation on June 18, 1997. On June 2, 1997, Mr. Konopko exercised all his 9,000 options for an aggregate exercise amount of $33,750.

 Stock Option Grants in 1997 (through June 30, 1997)

  The following table sets forth certain information concerning individual grants of stock options granted pursuant to the Stock Incentive Plan during 1997 (through June 30) to the Named Executives and to Mr. Mattielli. Except as set forth in the footnote to the foregoing table, no options were exercised in that period by such executive officers.

                           NUMBER OF    PERCENT OF TOTAL
                           SECURITIES   OPTIONS GRANTED
                           UNDERLYING     TO EMPLOYEES   EXERCISE OR
                            OPTIONS         (THROUGH     BASE PRICE
NAME                     GRANTED (#)(1)  JUNE 30, 1997)    ($/SH)    EXPIRATION DATE
----                     -------------- ---------------- ----------- ---------------
Stephen W. Bershad......     8,400(2)         22.6           4.15       2/11/2002
                             2,000             9.5          16.50       2/11/2002
Raymond F. Kunzmann.....     2,000             9.5          15.00       2/11/2007
Elliot N. Konopko(3)....     2,000             9.5          15.00       2/11/2007
Louis D. Mattielli......     4,000            19.0          17.75       6/17/2007
Kenneth F. Stern........     2,000             9.5          15.00       2/11/2007

--------
(1) These options are exercisable to the extent of 40% thereof after one year from the date of grant and an additional 30% at the end of each year thereafter.
(2) Represents the extension of options which were originally granted in September 1991.
(3) These options were forfeited as a result of Mr. Konopko's resignation on June 18, 1997.

  In 1997, each of Messrs. Fried and Fiorelli also were granted options to purchase 2,000 shares of Common Stock at an exercise price of $15.00 per share with an expiration date of February 11, 2007, which were fully vested at the date of grant.

401(K) PLANS

  The Company currently maintains several 401(k) salary reduction plans (the "401(k) Plans") which are intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986. Generally, all employees who are not members of collective bargaining groups and who are 21 years of age or older are eligible to participate in a 401(k) Plan on the first calendar day of the month immediately following the month in which they complete 1,000 hours of service. All eligible executive officers have elected to participate in a 401(k) Plan.

  Eligible employees electing to participate in a 401(k) Plan may defer a portion of their compensation on a pre-tax basis, by contributing a percentage thereof to the 401(k) Plan. The minimum contribution ranges from one to three percent of annual gross pay. The maximum is prescribed in the Tax Reform Act of 1986. The limit for 1996 was $9,500 and will be $9,500 in 1997. The Company made matching contributions ranging from up to four to five percent of the employee's gross earnings in 1996. Eligible employees who elect to participate in a 401(k) Plan are generally vested in the Company's matching contribution, which may be in shares of Common Stock, according to the following schedule: less than one year of service-0%; one year of service-20%; two years of service,-40%; three years of service-60%; four years of service-80%; and five years of service-100%.

TERMINATED PENSION PLAN

  The Company has a defined benefit pension plan which was terminated on July 31, 1989. The estimated annual benefits payable upon retirement to Mr. Bershad, the only executive officer participating in such plan, are $22,121, assuming retirement at age 65.

INDEMNIFICATION AGREEMENTS

  The Company has entered into indemnification agreements with its directors and certain officers in order to induce them to continue to serve as directors and officers of the Company, indemnifying them for any and all liabilities incurred by them arising out of their service as directors or officers, other than liabilities arising out of conduct which has been determined in a final adjudication to constitute bad faith or a knowing violation of law or receipt by such person of an improper personal benefit. The rights to indemnification under such agreements are in addition to any rights to indemnification contained in the Company's Certificate of Incorporation or By-Laws, which provide for indemnification under certain circumstances.

SEVERANCE AGREEMENTS

  The Company has entered into severance agreements with each of Messrs. Kunzmann and Stern dated June 10, 1996. Under each of these agreements, the Company has agreed to pay each of Messrs. Kunzmann and Stern up to one year's base compensation, in accordance with its customary payroll practices, and certain other benefits in the event of their respective termination by the Company other than for cause. However, such amounts would be reduced by any salary received from another employer, if any, in the period concerned.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee is comprised of Messrs. Bershad, the Company's Chairman of the Board and Chief Executive Officer, and Fiorelli. The Stock Incentive Plan Committee is comprised of Messrs. Fiorelli and Fried. There are no Compensation Committee interlocks between the Company and any other entities involving the Company's executive officers and directors who serve as executive officers of such entities.

KEY MAN INSURANCE

  The Chairman of the Board and Chief Executive Officer is a key employee of the Company and his contribution to the Company has been and will continue to be a significant factor in the Company's success. The loss of his services could adversely affect the Company's business, financial condition or results of operations. The Company maintains, and is the beneficiary of, a life insurance policy on his life. The face amount of such policy is $5.0 million.

                             CERTAIN TRANSACTIONS

  On May 30, 1997, the Company, Teletrac and Richard Howitt and the other minority shareholders of Teletrac (collectively, the "Sellers") entered into a Stock Purchase Agreement pursuant to which the Sellers sold 177,937 Teletrac shares to the Company for a purchase price of approximately $7.7 million and the issuance of 153,000 shares of Common Stock, 53,000 of which were issued at closing. The Company was granted the right to acquire the remaining 29,880 shares of Teletrac's capital stock retained by the Sellers in exchange for 100,000 shares of Common Stock issuable pursuant to the Stockholder Agreement described below. Mr. Howitt, who was elected director of the Company following the closing of the transaction, sold 82,053 Teletrac shares to the Company and retained 5,229 shares. The 53,000 shares of Common Stock issued at closing are subject to registration rights. See "Description of Capital Stock-- Registration Rights."

  On May 30, 1997, the Company, on the one hand, and Richard Howitt and certain other Teletrac shareholders (collectively, the "Minority Shareholders"), on the other hand, entered into a stockholder agreement (the "Stockholder Agreement") relating to the 29,880 Teletrac shares retained by the Minority Shareholders. Pursuant to the Stockholder Agreement, the Minority Shareholders have the option, exercisable on written notice to the Company, to elect to sell any remaining Teletrac shares to the Company in exchange for an aggregate of 100,000 shares of the Company's Common Stock (3.3467 shares of the Company's Common Stock for each Teletrac share) for a period of three years from the date of the Stockholder Agreement. In addition, pursuant to the terms of the Stockholder Agreement, the Company has the option, exercisable on written notice to each Minority Shareholder, to elect to purchase the Minority Shareholders' Teletrac shares, in exchange for an aggregate of 100,000 shares of the Company's Common Stock (3.3467 shares of the Company's Common Stock for each Teletrac share) at any time after three years from the date of the Stockholder Agreement or, on a prior date, upon certain other circumstances. Such shares of Common Stock, when issued, will be entitled to certain registration rights. Mr. Howitt's retained shares are exchangeable for 17,500 shares of Common Stock. Under the Stockholder Agreement, the Company was appointed as proxy to vote the Teletrac shares retained by the Minority Shareholders until May 30, 2007. See "Description of Capital Stock-- Registration Rights" and "Shares Eligible for Future Sale."

  In connection with the purchase of Teletrac, Teletrac entered into an employment agreement with Mr. Howitt dated May 30, 1997 (the "Employment Agreement") and Mr. Howitt executed a Non-Competition Agreement in favor of the Company dated as of the same date. Pursuant to the terms of such Non-Competition Agreement, Mr. Howitt has agreed not to compete with or solicit customers or employees from the Company for a period of six years expiring in June 2003.

  Pursuant to the terms of the Employment Agreement, Mr. Howitt is entitled to receive an annual salary of $225,000 and a bonus for the next three fiscal years in accordance with the terms of the Teletrac Plan as determined by the committee administering the Teletrac Plan. Mr. Howitt's employment is for a period of three years expiring June 1, 2000. Under the terms of the Employment Agreement, Teletrac may terminate Mr. Howitt's employment upon Mr. Howitt's death or "disability" or for "cause," and Mr. Howitt may terminate his employment with Teletrac at any time without Teletrac's consent or for "good reason" (as such terms are defined in the Employment Agreement). If the Employment Agreement is terminated by death, or by Teletrac for "disability" or "cause" or by Mr. Howitt without "good reason," Teletrac is obligated to pay Mr. Howitt (or his estate) all amounts earned but not paid to such termination date and certain other benefits accrued to such termination date pursuant to Teletrac's benefit plans. If the Employment Agreement is terminated by the Company other than for "disability" or "cause" or by Mr. Howitt with "good reason," Mr. Howitt will be entitled to receive all amounts earned and not paid to such termination date, the salary payable after such termination date for the balance of the term of the Employment Agreement, 40.0% of any amounts payable after such termination date pursuant to the Teletrac Plan and certain medical, dental and insurance benefits during the balance of the term of the Employment Agreement. Throughout his employment, Mr. Howitt is bound by a covenant not to compete with Teletrac and not to disclose "confidential information" (as defined in the Employment Agreement). See "Management--Teletrac's Management Incentive Compensation Plan."

  The Company maintains a banking relationship with Banque Paribas ("Paribas") and certain of its affiliates. In addition, Paribas and Paribas Principal, Inc. ("PPI") hold warrants to purchase shares of the Company's Common Stock which are anticipated to be exercised, and the resulting shares of Common Stock sold, in connection with this Offering. The Company is, in general, required to pay all fees, costs and expenses of this Offering relating to Paribas and PPI, other than underwriting commissions. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity," "Principal and Selling Shareholders" and "Description of Capital Stock--Warrants."

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth, as of August 11, 1997 and as adjusted to reflect the sale of the shares of Common Stock offered hereby, certain information with respect to the beneficial ownership of the Common Stock of the Company by (i) each person known to the Company to own 5.0% or more of the outstanding shares of Common Stock, (ii) each of the Company's directors,
(iii) each of the Named Executives, (iv) all of the directors and executive officers as a group, and (v) the Selling Shareholders.

                              SHARES BENEFICIALLY OWNED                    SHARES BENEFICIALLY OWNED
                                 PRIOR TO OFFERING(1)           NUMBER       AFTER THE OFFERING(1)
                              ------------------------------   OF SHARES   ------------------------------
NAME                             NUMBER        PERCENT(2)    BEING OFFERED    NUMBER        PERCENT(2)
----                          --------------- -------------- ------------- --------------- --------------
Stephen W. Bershad(3).......        1,256,371          39.8%        --           1,256,371          29.8%
Raymond F. Kunzmann(4)......            4,000             *         --               4,000             *
Elliot N. Konopko(5)........            9,000             *         --               9,000             *
Louis D. Mattielli..........              --            --          --                 --            --
Kenneth F. Stern(6).........            8,000             *         --               8,000             *
Richard V. Howitt(7)........           39,760           1.3         --              39,760             *
Anthony J. Fiorelli,
 Jr.(8).....................           15,885             *         --              15,885             *
Eliot M. Fried(9)...........            2,000             *         --               2,000             *
All officers and directors
 as a
 group (7
 persons)(3)(4)(6)(7)(8)(9)..       1,326,016          41.9         --           1,326,016          31.3
Lehman Electric Inc.(10)....          463,741          14.7     463,741                --            --
 World Financial Center
 200 Vesey Street
 New York, NY 10285
Paribas Principal, Inc. and
 Banque Paribas(11).........          288,540           8.4     288,540                --            --
 787 Seventh Avenue
 New York, NY 10019
John W. Gildea(12)..........          154,500           4.9         --             154,500           3.7
 c/o Gildea Management Co.
 115 East Putnam Avenue
 Greenwich, CT 06830
Axsys Technologies, Inc.
 401(k) Plan(13)............          244,995           7.8         --             244,995           5.8
 Axsys Technologies, Inc.
 645 Madison Avenue
 New York, NY 10022
DLJ First ESC L.L.C.(14)....           20,000             *      20,000                --            --
CIT Group/Credit Finance,
 Inc.(15)...................            6,269             *       6,269                --            --

--------
 *  Less than 1%.
 (1) Except as set forth in the footnotes to this table and subject to applicable community property law, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such shareholder.
 (2) Applicable ownership percentage is based on 3,148,381 shares of Common Stock, consisting of 3,048,381 shares outstanding on August 11, 1997 and 100,000 shares issuable to the Teletrac Minority Shareholders, and 4,213,190 shares of Common Stock outstanding after the completion of this Offering.

 (3) Includes 7,560 shares of Common Stock underlying options which are exercisable as of August 11, 1997 or within 60 days after such date. Also includes 590,764 shares of Common Stock owned directly by SWB Holding Corporation. Mr. Bershad is the sole shareholder and Chairman of SWB Holding Corporation. Accordingly, Mr. Bershad is the beneficial owner of such shares. Also includes 658,047 shares of Common Stock owned by Mr. Bershad directly. Mr. Bershad's address is 645 Madison Avenue, New York, NY 10022. Excludes 5,511 shares representing his interest in the 401(k) Plan.
 (4) Represents 4,000 shares of Common Stock underlying options which are exercisable as of August 11, 1997 or within 60 days after such date. Excludes 1,973 shares representing his interest in the 401(k) Plan.
 (5) Excludes 5,839 shares representing his interest in the 401(k) Plan.
 (6) Includes 2,000 shares of Common Stock underlying options which are exercisable as of August 11, 1997 or within 60 days after such date. Excludes 1,182 shares representing his interest in the 401(k) Plan.
 (7) Represents 22,260 shares of Common Stock received by Mr. Howitt in the Teletrac acquisition and 17,500 representing Mr. Howitt's proportional interest in the 100,000 shares issuable to the Minority Shareholders.
 (8) Includes 2,000 shares of Common Stock underlying options which are exercisable as of August 11, 1997 or within 60 days after such date.
 (9) Represents 2,000 shares of Common Stock underlying options which are exercisable as of August 11, 1997 or within 60 days after such date.
(10) Lehman Electric Inc., a Delaware corporation ("Lehman Electric"), is an investment vehicle. Lehman Brothers Inc., a Delaware corporation ("Lehman Brothers"), is a registered broker-dealer. Lehman Brothers Group Inc., a Delaware corporation ("Group"), is a holding company and parent of Lehman Electric. Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"), through its domestic and foreign subsidiaries, is a full-line securities firm. It is the immediate parent of Lehman Brothers and Group. The foregoing entities (other than Lehman Brothers) may be deemed to beneficially own the 463,741 shares of Common Stock directly owned by Lehman Electric. In the ordinary course of its business on behalf of its customers, Lehman Brothers may purchase and sell shares of Common Stock.
(11) Consists of a warrant to purchase 133,262 shares of Common Stock, exercisable at $0.05 per share, granted to Paribas and a warrant to purchase 155,278 shares of Common Stock, exercisable at $6.25 per share, granted to PPI. PPI is a New York corporation and Paribas is a banking corporation organized under the laws of the Republic of France which maintains branches in a number of jurisdictions, and which is acting through its Grand Cayman Branch in connection with its investment in the Company. The principal business of PPI, a wholly-owned subsidiary of Paribas and a small business investment company licensed by the Small Business Administration pursuant to the Small Business Investment Act of 1958, as amended, is that of making debt and equity investments in "small concerns" (as defined under the regulations of the Small Business Administration). Paribas is a subsidiary of Compagnie Financiere de Paribas ("Compagnie Financiere"), a diversified holding company organized under the laws of the Republic of France. The operating subsidiaries of Compagnie Financiere engage in a wide variety of banking, financial services, manufacturing, trading, development and related activities. Through its Grand Cayman Branch, which is licensed under the laws of the jurisdiction to engage in banking activities, Paribas engages in lending activities, acceptance of deposits, international trade financing and trading activities and serves as agent for various banks under the Credit Facility. Each of Paribas and PPI may be deemed to beneficially own the shares held by the other.
(12) Includes 139,500 shares of Common Stock beneficially owned by Net Fund III as to which shares Gildea Management Co., a Delaware corporation, has dispositive power by virtue of an investment advisory agreement. Mr. Gildea is the Chairman of the Board of Directors, Chief Executive Officer, President and sole shareholder of Gildea Management Co., and as such may be deemed beneficial owner of the shares owned by Gildea Management Co. Mr. Gildea also owns 15,000 shares of Common Stock in his individual capacity.
(13) Messrs. Kunzmann and Mattielli are the sole trustees of the Company's 401(k) Plan and may be deemed to beneficially own such shares, although each of them disclaims beneficial ownership thereof, except to the extent of his interest therein.
(14) Consists of a warrant to purchase 20,000 shares of Common Stock, exercisable at $6.25 per share.
(15) Consists of a warrant to purchase 6,269 shares of Common Stock, exercisable at $1.70 per share.

                         DESCRIPTION OF CAPITAL STOCK

  As of the date of this Prospectus, the Company's authorized capital stock will consist of 30,000,000 shares of Common Stock, par value $0.01 per share, and 4,000,000 shares of undesignated Preferred Stock, $0.01 par value per share. At August 11, 1997, there were 3,048,381 shares of Common Stock issued
and outstanding and held of record by    shareholders and 100,000 shares
deemed to be outstanding, issuable to Teletrac's Minority Shareholders. There are no shares of Preferred Stock designated or issued.

  The following statements are brief summaries of certain provisions with respect to the Company's capital stock contained in its Certificate of Incorporation and By-Laws, copies of which are incorporated by reference as exhibits to the Registration Statement. The following summary is qualified in its entirety by reference thereto.

COMMON STOCK

  Holders of shares of Common Stock are entitled to one vote for each share held of record on matters to be voted on by the shareholders of the Company. Subject to the rights of preferred shareholders, if any, holders of shares of Common Stock will be entitled to receive dividends when, as and if declared by the Board of Directors and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of the liquidation, dissolution or winding-up of the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All of the issued and outstanding shares of Common Stock are, and all shares of Common Stock to be sold in this Offering will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Company's Board of Directors may without further action by the Company's shareholders, from time to time, direct the issuance of any authorized, but unissued or unreserved shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. The holders of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of the Common Stock. The Board of Directors could issue Preferred Stock with voting and other rights that could adversely affect the voting power of the holders of Common Stock and could have certain anti-takeover effects. The Company has no present plans to issue any shares of Preferred Stock.

WARRANTS

  The Company currently has issued and outstanding four warrants to purchase shares of Common Stock as follows:

NAME OF HOLDER           ISSUANCE DATE EXPIRATION DATE EXERCISE PRICE ISSUABLE COMMON STOCK
--------------           ------------- --------------- -------------- ---------------------
Paribas Principal,
 Inc.(1)................    4/25/96        4/25/06         $6.25             155,278
Banque Paribas(1).......    4/25/96        4/25/06          0.05             133,262
DLJ First ESC L.L.C.....    4/25/96        4/25/06          6.25              20,000
CIT Group/Credit
 Finance, Inc...........    7/20/94        7/20/04          1.70               6,269

--------
(1) Warrants issued pursuant to a Warrant Purchase Agreement dated as of April 25, 1996 among the Company, PPI and Paribas.

  In connection with this Offering, it is anticipated that these warrants will be exercised in full, and the shares of Common Stock acquired upon exercise will be sold in this Offering. Upon such exercise, the Company will receive approximately $1.1 million. In general, the Company is required to pay all fees, costs and expenses of this Offering, other than underwriting commissions, relating to the shares of Common Stock being sold by the holders of the warrants. See "Use of Proceeds" and "Principal and Selling Shareholders."

  The Warrant Purchase Agreement dated as of April 15, 1996 among the Company, PPI and Paribas, provides that, in the event the Company issues Common Stock, rights, options, or warrants to subscribe for, or purchase, or other securities exchangeable for or convertible into (the "rights"), shares of Common Stock other than if made as a distribution or dividend to all holders of Common Stock, Paribas and PPI have the right to purchase on a pro rata basis such Common Stock or rights. Such right was waived in connection with this Offering. The aforementioned right does not apply to issuances of Common Stock or rights
(i) for consideration other than cash, (ii) in connection with certain debt financings, or (iii) subject to certain limitations, upon the exercise of options granted to directors and employees of the Company. Paribas and PPI are also entitled to have up to two representatives attend all meetings of the Board of Directors. The rights described in this paragraph will terminate upon consummation of this Offering.

REGISTRATION RIGHTS

  Pursuant to the Stock Purchase Agreement relating to Teletrac, until May 17, 1998, Messrs. Howitt and Barker may request that the Company file a registration statement covering the resale of the 53,000 shares of Common Stock issued at closing. Pursuant to the Stockholder Agreement, the holders of shares of Teletrac, except the Company, have the right, upon request of Messrs. Howitt and another Minority Shareholder, to require the Company to register under the Securities Act shares of Common Stock which they may receive pursuant to the put or call rights contained therein. In general, all fees, costs and expenses of any such registration will be borne by the Company. See "Shares Eligible for Future Sale."

LIMITATION OF DIRECTOR LIABILITY

  The Certificate of Incorporation of the Company limits the liability of directors of the Company to the Company and its shareholders to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

 Delaware Law

  The Company is subject to the provisions of Section 203 ("Section 203") of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation's voting stock. Under Section 203, a business combination between the Company and an interested stockholder is prohibited unless it satisfies one of the following conditions: (i) the Company's Board of Directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder; the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by
(a) persons who are directors and also officers and (b) employee stock plans, in certain instances); or (iii) the business combination is approved by the Board of Directors and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

 Special Meetings

  The By-Laws provide that special meetings of shareholders for any purpose or purposes can be called only upon the request of the Chairman of the Board or the written consent of three-quarters of the entire Board.

 Number of Directors; Removal; Filling Vacancies

  Subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the By-Laws provide that the number of directors shall be not less than two nor more than 12; provided, however, that no decrease in the number of directors shall have the effect of shortening the term of any incumbent director. Any vacancy occurring in the Board caused by death, resignation, removal or otherwise, and any newly created directorship resulting from an increase in the number of directors, may be filled only by the affirmative vote of at least a majority of the directors then in office, although such directors are less than a quorum, or by the sole remaining director. Furthermore, the By-Laws provide that any one or more of the directors of the Company may be removed from office only for cause and only by the affirmative vote of three-quarters of the entire Board of Directors or by the affirmative vote of two-thirds of the votes represented by the issued and outstanding shares of the Company entitled to vote at a meeting called for such purpose.

  The provisions of the By-Laws governing removal may have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Company, or of attempting to change the composition or policies of the Board of Directors, even though such attempt might be beneficial to the Company or its shareholders. These provisions of the By-Laws could thus increase the likelihood that incumbent directors will retain their positions.

 Amendment of Company By-Laws

  In order to adopt, repeal, alter or amend the provisions set forth therein, the By-Laws require the unanimous written consent action of all directors or the affirmative vote of a majority of the entire Board of Directors acting at a regular or special meeting called by written notice, which written notice shall include notice of the proposed action to amend the By-Laws, or by the affirmative vote of a majority of votes represented by the issued and outstanding shares of the Company entitled to vote at a meeting called for such purpose.

 Advance Notice Provisions for Stockholder Nominations and Proposals

  The By-Laws establish an advance notice procedure for shareholders to make nominations of candidates for election as director, or to bring other business before an annual or special meeting of shareholders of the Company. The By-Laws provide that only persons nominated by, or at the direction of a majority of the Board of Directors, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. Furthermore, the By-Laws provide that at an annual meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, a majority of the Board of Directors or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Under the By-Laws, to be timely, notice of stockholder nominations or proposals to be made at an annual or special meeting must be received by the Company not less than 60 days nor more than 90 days prior to the scheduled date of the meeting (or, if less than 70 days' notice or prior public disclosure of the date of the meeting is given, the 10th day following the earlier of (i) the day such notice was mailed or (ii) the day such public disclosure was made).

  Under the By-Laws, a stockholder's notice to the Company proposing to nominate a person for election as a director must contain certain information about the nominating stockholder and the proposed nominee. Similarly, a stockholder's notice relating to the conduct of business other than the nomination of directors must contain certain information about such business and about the proposing stockholder. If a majority of the directors determine that a person was not nominated, or if the Chairman of the Board or other presiding officer determines that other business was not brought before the meeting, in accordance with the By-Laws, such person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

  By requiring advance notice of nominations by shareholders, the By-Laws afford the Board an opportunity to consider the qualifications of the proposed nominee and, to the extent deemed necessary or desirable by the Board, to inform shareholders about such qualifications. By requiring advance notice of other proposed business, the By-Laws also provide an orderly procedure for conducting annual meetings of shareholders and, to the extent deemed necessary or desirable by the Board, provides the Board with an opportunity to inform shareholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the Board's position regarding action to be taken with respect to such business, so that shareholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

  Although the Certificate of Incorporation does not give the Board any power to approve or disapprove stockholder nominations of the election of directors or proposals for action, the foregoing provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its shareholders.

 Unanimous Written Consent Provisions

  The Certificate of Incorporation provides that any action required or permitted to be taken by the holders of Common Stock at any meeting of shareholders of the Company may be taken without a meeting only by unanimous written consent signed by the holders of all the outstanding shares of Common Stock.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is Chase Mellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Immediately following the consummation of this Offering and based on shares outstanding as of August 11, 1997, there will be 4,113,190 shares of Common Stock issued and outstanding, excluding the 100,000 shares issuable in connection with the Teletrac acquisition. Of these, the 1,528,550 shares of Common Stock sold in this Offering and 1,017,949 shares of Common Stock will be freely transferable and tradeable in the United States (except for shares held by affiliates of the Company) without restriction or further registration under the Securities Act and 244,995 shares will be held by the Company's 401(k) Plan. The remaining 1,321,696 shares of Common Stock outstanding may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption afforded by Rule 144. These 1,321,696 shares consist of 1,248,811 shares of Common Stock owned, directly or indirectly, by Mr. Bershad, an aggregate of 19,885 shares held by officers and directors of the Company, other than Messrs. Bershad and Howitt, and 53,000 shares issued in connection with the Teletrac acquisition (the "Teletrac Acquisition Shares"). The holders of 1,290,956 of such shares are subject to certain "lock-up" arrangements pursuant to which each has agreed not to sell or otherwise dispose of any of such Common Stock for a period of 120 days following the date of this Prospectus without the prior written consent of Montgomery Securities. After such period, 1,268,696 of such shares of Common Stock will be eligible for resale in the public market without registration, subject to certain volume and other limitations, pursuant to Rule 144. The Teletrac Acquisition Shares will become eligible for resale in the public market pursuant to Rule 144 on June 1, 1998. In addition, the 100,000 shares issuable in the future under the Teletrac acquisition, as described below, to the Teletrac Minority Shareholders will, upon issuance be "restricted securities" under Rule 144.

  Rule 144, as currently in effect, provides that an affiliate of the Company or a person (or persons whose sales are aggregated) who has beneficially owned restricted securities for at least one year but less than two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (41,131 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. However, a person who is not an "affiliate" of the Company at any time during the three months preceding a sale, and who has beneficially owned restricted securities for at least two years, is entitled to sell such shares under Rule 144 without regard to the limitations described above.

  Pursuant to the terms of the Stockholder Agreement, the Minority Shareholders have the right, under certain circumstances and subject to certain conditions, to require the Company to register under the Securities Act shares of Common Stock issuable to them. Pursuant to the terms of the Stockholder Agreement, the Minority Shareholders have the option, exercisable on written notice to the Company, to elect to sell any remaining Teletrac shares to the Company in exchange for an aggregate of 100,000 shares of the Company's Common Stock (3.3467 shares of the Company's Common Stock for each Teletrac share) for a period of three years from the date of the Stockholder Agreement (the "Put Rights"). In addition, pursuant to the terms of the Stockholder Agreement, the Company has the option, exercisable on written notice to each Minority Shareholder, to elect to purchase each Minority Shareholder's Teletrac shares, in exchange for an aggregate of 100,000 shares of the Company's Common Stock (3.3467 shares of the Company's Common Stock for each Teletrac share) at any time after three years from the date of the Stockholder Agreement or, on a prior date, upon certain other circumstances (the "Call Rights"). If the Put or Call Rights are exercised, the Company will pay all expenses in connection with the registration under the Securities Act of such shares made at the request of both Messrs. Richard Howitt and David Barker, jointly, on behalf of themselves and the other Minority Shareholders. The exercise by the Minority Shareholders of their registration rights could adversely affect the market price of the Common Stock.

  A total of 400,000 shares of Common Stock is reserved for issuance under the Company's Long-Term Stock Incentive Plan under which options to purchase an aggregate of 48,600 shares of Common Stock are outstanding.

The holders of options to purchase 17,560 of such shares have agreed not to sell or otherwise dispose of such shares for a period of 120 days from the date of this Prospectus.

  No predictions can be made as to the effect, if any, that sales of securities or the availability of securities for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors--Potential Adverse Impact of Shares Available for Future Sale on Market Price for Common Stock."

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement") by and among the Company, the Selling Shareholders and the Underwriters, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock indicated below opposite their respective names, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock, if they purchase any.

                                                                      NUMBER OF
     UNDERWRITER                                                       SHARES
     -----------                                                      ---------
     Montgomery Securities...........................................
     Furman Selz LLC.................................................
     Oppenheimer & Co., Inc. ........................................
                                                                      ---------
       Total......................................................... 1,528,550
                                                                      =========

  The Underwriters have advised the Company and the Selling Shareholders that they initially propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow
selected dealers a concession of not more than $   per share; and the
Underwriters may allow, and such dealers may reallow, a concession of not more
than $   per share to certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 229,283 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise such over-allotment option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this Offering.

  The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  The directors and officers of the Company have agreed that for a period of 120 days after the date of this Prospectus they will not, without the prior written consent of Montgomery Securities, directly or indirectly, sell, offer, contract or grant an option to sell (including, without limitation, any short sale), pledge, transfer, establish an open put equivalent position or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable or exercisable or convertible into shares of Common Stock held by them. The Company also has agreed not to issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable for its equity securities, for a period of 120 days after the effective date of this Offering without the prior written consent of Montgomery Securities, subject to certain exceptions, including grants and exercises of stock options and, subject to certain conditions, issuances of securities in connection with acquisitions. In evaluating any request for a waiver of the lock-up periods, Montgomery Securities will consider, in accordance with its customary practice, all relevant facts and circumstances at the time of the request, including, without limitation, the recent trading market for the Common Stock, the size of the request and, with respect to a request by the Company to issue additional equity securities, the purpose of such an issuance. See "Shares Eligible for Future Sale."

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with this Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The Underwriters may also impose a penalty bid on certain selling group members. This means that if the Underwriters purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the selling group members who sold those shares as part of this Offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security. Neither the Company nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The public offering price of the Common Stock will be determined by negotiations among the Underwriters and the Company, and will be based largely upon the market price for the Common Stock as reported on the Nasdaq National Market.

  The Common Stock is traded on the Nasdaq National Market under the symbol
AXYS.

                                 LEGAL MATTERS

  The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson, a partnership including professional corporations, New York, New York. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Buchanan Ingersoll, Princeton, New Jersey.

                                    EXPERTS

  The consolidated audited financial statements for Axsys Technologies, Inc. as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 and the financial statements for Teletrac as of January 31, 1997 and for the year then ended included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting. The consolidated audited financial statements for PAI as of April 30, 1994 and 1995 and for each of the three years in the period ended April 30, 1995 included in this Prospectus have been so included in reliance on the report of McGladrey & Pullen, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). This Prospectus, which constitutes a part of a registration statement on Form S-1 (the "Registration Statement") filed by the Company with the Commission under the Securities Act, omits certain information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company. Statements contained herein concerning the provisions of such documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. The Registration Statement, including exhibits and schedules filed therewith, and the reports, proxy statements and other information filed by the Company with the Commission may be inspected without charge at the public reference facilities maintained by the Commission at its principal office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at regional offices of the Commission located at Citibank Center, Suite 1400, 500 Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in Chicago, Illinois and New York, New York, at prescribed rates. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR. The Company's Common Stock is traded on The Nasdaq Stock Market, as reported by the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006, and copies of the reports, proxy statements and other information filed by the Company can be inspected at such location.

                               GLOSSARY OF TERMS

TERM                                      DEFINITION

Actuator.............................     A device that converts electrical
                                          signals into controlled mechanical
                                          motion. Actuators incorporate a
                                          motor, position feedback device and
                                          a rotary or linear drive mechanism.

Arc Second...........................     An arc degree, which is a unit of
                                          angular measurement equal to 1/360th
                                          of the circumference of a circle, is
                                          comprised of 60 arc minutes. Each
                                          arc degree is comprised of 60 arc
                                          seconds. An arc second is therefore
                                          1/360 arc degree or 0.0028 arc
                                          degree.

Airbearing...........................     An airbearing is a rotary or linear
                                          mechanism that consists of two
                                          closely machined surfaces which move
                                          against one another, separated by a
                                          cushion of moving air or gas.
                                          Because the two surfaces do not
                                          touch one another, the airbearing
                                          exhibits no friction, and can be
                                          moved at extremely high speeds with
                                          exceptional positional accuracy.

Aspheric Mirror......................     An optical element having one or
                                          more surfaces that are not
                                          rotationally symmetric about all
                                          axes.

Cluster Tool Robotic.................     A material handling robot that
                                          distributes product among various
                                          pieces of equipment which surround
                                          the robot.

Deflector............................     The reflective surface of a mirror.

Digital Servo Control Component......     A motion or position feedback device
                                          that provides a digital output
                                          representation of the motion or
                                          position (e.g., encoder, laser
                                          interferometer).

Direct Drive Motor...................     Motor designed to be coupled
                                          directly to the device to be driven.
                                          There are no mechanical gearing
                                          interfaces or belt drives.

Electrical Prober....................     A system that tests electronic
                                          devices such as integrated circuits
                                          or flat panel displays by
                                          positioning the electronic device
                                          under a series of probes, raising
                                          the device to make contact with the
                                          probes, and then taking electrical
                                          readings.

Encoder..............................     A device that converts rotary
                                          position into numerical digital
                                          codes through the use of opto-
                                          electronics and glass "shutters".

Fold Mirror..........................     A flat optical surface that is used
                                          to reflect a laser beam, infrared or
                                          optical image at an angle different
                                          from its source.

Gimbal...............................
                                          A mechanical device that allows an
                                          object to be moved around multiple
                                          axes.

Heat Sink............................     A thermal conductive device that is
                                          used to rapidly dissipate the heat
                                          generated by electronic components.
                                          It is attached to one or both
                                          surfaces of a printed circuit board
                                          or electronic component.

Interconnection Devices..............     Mechanisms for joining two
                                          electrical conductors to create a
                                          reliable transmission of electrical
                                          power or electronic signals.

Interferometer.......................     An optical device employing the use
                                          of a laser beam of very precisely
                                          known wavelength. The beam is split
                                          and recombined by means of semi-
                                          transparent mirrors and reflectors
                                          that result in the laser beam
                                          interfering with itself in a
                                          constructive (bright spot) or
                                          destructive (dark spot) output at a
                                          detector. By knowing the wavelength
                                          and using electronic counters, the
                                          relative displacement of the
                                          interferometer device and its
                                          reflector optic can be resolved to
                                          one ten-millionth of an inch.

Optical Substrate....................     A finely machined or polished
                                          material used to create an optical
                                          element.

Micron...............................     One millionth of a meter.

Resolver.............................     A device that converts rotary
                                          position into an electronic signal
                                          through the use of magnetic
                                          transformation.

Servo System.........................     A control system that provides a
                                          closed loop feedback whereby the
                                          actual position or motion is
                                          compared to a desired position, and
                                          automatically adjusted until the
                                          desired position is achieved.

Terminal Block.......................     An interconnection device mating two
                                          wires or a wire and a printed
                                          circuit board trace path. The
                                          wire(s) are electrically and
                                          mechanically clamped via a screw,
                                          enabling repeated mating and
                                          unmating at installation or point of
                                          use.

Torque Motor.........................     See "Direct Drive Motor."

White Room Handling..................     The cleaning and relubrication of
                                          miniature bearings in a controlled
                                          "clean room" environment.

X-Y Positioning Stage................     Any two axis positioning subsystem
                                          that moves a tool or the work piece
                                          in a Cartesian (rectangular)
                                          coordinate system.

                            AXSYS TECHNOLOGIES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Axsys Technologies, Inc.
  Report of Independent Public Accountants................................  F-2
  Consolidated Balance Sheets--December 31, 1995 and 1996 and June 30,
   1997 (unaudited).......................................................  F-3
  Consolidated Statement of Operations--For the years ended December 31,
   1994, 1995 and 1996 and for the six months ended June 30, 1996 and 1997
   (unaudited)............................................................  F-4
  Consolidated Statement of Cash Flows--For the years ended December 31,
   1994, 1995 and 1996 and for the six months ended June 30, 1996 and 1997
   (unaudited)............................................................  F-5
  Consolidated Statement of Shareholders' Equity--For the years ended
   December 31, 1994, 1995 and 1996 and for the six months ended June 30,
   1997 (unaudited).......................................................  F-6
  Notes to consolidated financial statements..............................  F-7
  Pro Forma Condensed Statement of Operations (unaudited)--For the year ended December 31, 1996 and for the six months ended June 30, 1997..... F-17
Teletrac, Inc.
  Report of Independent Public Accountants................................ F-21
  Balance Sheet--January 31, 1997 and April 30, 1997 (unaudited).......... F-22
  Statement of Operations--For the year ended January 31, 1997 and the three months ended April 30, 1997 (unaudited).......................... F-23
  Statement of Cash Flows--For the year ended January 31, 1997 and the three months ended April 30, 1997 (unaudited).......................... F-24
  Statement of Shareholders' Equity--For the year ended January 31, 1997 and the three months ended April 30, 1997 (unaudited).................. F-25
  Notes to financial statements........................................... F-26
Precision Aerotech, Inc.
  Report of Independent Auditors.......................................... F-29
  Consolidated Balance Sheets--April 30, 1994 and 1995.................... F-30
  Consolidated Statement of Operations--For the years ended April 30,
   1993, 1994 and 1995.................................................... F-31
  Consolidated Statement of Cash Flows--For the years ended April 30,
   1993, 1994 and 1995.................................................... F-32
  Consolidated Statement of Shareholders' Equity (Deficit)--For the years ended April 30, 1993, 1994 and 1995.................................... F-33
  Notes to consolidated financial statements.............................. F-34
  Unaudited:
  Consolidated Condensed Balance Sheet--January 31, 1996.................. F-47
  Consolidated Condensed Statements of Operations--For the nine months ended January 31, 1995 and 1996........................................ F-48
  Consolidated Statements of Cash Flow--For the nine months ended January
   31, 1995 and 1996...................................................... F-49
  Notes to consolidated condensed financial statements.................... F-50

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Axsys Technologies, Inc.:

  We have audited the accompanying consolidated balance sheets of Axsys Technologies, Inc., a Delaware corporation, and its subsidiary as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Axsys Technologies, Inc. and subsidiary, as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

New York, New York
March 21, 1997

                            AXSYS TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                     DECEMBER 31,
                                                    ---------------  JUNE 30,
                                                     1995    1996      1997
                                                    ------- ------- -----------
                                                                    (UNAUDITED)
                      ASSETS
CURRENT ASSETS:
  Cash............................................. $    91 $ 2,691   $   415
  Accounts receivable, net of allowance of $233 and
   $385 at December 31, 1995 and 1996, and $432 at
   June 30, 1997 (unaudited).......................   8,525  13,801    17,994
  Inventories, net.................................  16,544  24,454    26,270
  Other current assets.............................     651     850     1,161
                                                    ------- -------   -------
    TOTAL CURRENT ASSETS...........................  25,811  41,796    45,840
NET PROPERTY, PLANT AND EQUIPMENT..................   7,603  13,456    14,272
EXCESS COST OVER NET ASSETS ACQUIRED, net of
 accumulated amortization of $836 and $1,045 at
 December 31, 1995 and 1996, and $1,171 at June 30,
 1997 (unaudited)..................................   6,624   6,415    14,141
OTHER ASSETS.......................................     447     504       442
                                                    ------- -------   -------
    TOTAL ASSETS................................... $40,485 $62,171   $74,695
                                                    ======= =======   =======
       LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable................................. $ 5,315 $ 6,881   $ 8,862
  Accrued expenses and other liabilities...........   5,696   7,290    10,741
  Current portion of long-term debt and capital
   lease obligations...............................     466   2,831     3,057
                                                    ------- -------   -------
    TOTAL CURRENT LIABILITIES......................  11,477  17,002    22,660
LONG-TERM DEBT AND CAPITAL LEASES, less current
 portion...........................................  11,047  23,324    26,056
OTHER LONG-TERM LIABILITIES........................   2,697   2,293     2,064
DEFERRED INCOME....................................     519     387       321
SHAREHOLDERS' EQUITY:
$1.20 CUMULATIVE EXCHANGEABLE REDEEMABLE PREFERRED
 STOCK, $.01 PAR VALUE: authorized 4,000,000
 shares; issued and outstanding 781,642 and 738,881
 shares at December 31, 1995 and 1996, none at June
 30, 1997 (unaudited)..............................       8       7       --
COMMON STOCK, $.01 PAR VALUE: authorized 4,000,000
 shares, issued and outstanding 2,520,821 and
 2,568,940 shares at December 31, 1995 and 1996,
 and 3,048,381 shares at June 30, 1997
 (unaudited).......................................      25      26        30
CAPITAL IN EXCESS OF PAR...........................  14,712  17,297    19,465
RETAINED EARNINGS..................................     --    1,835     4,099
                                                    ------- -------   -------
    TOTAL SHAREHOLDERS' EQUITY.....................  14,745  19,165    23,594
                                                    ------- -------   -------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..... $40,485 $62,171   $74,695
                                                    ======= =======   =======

          See accompanying notes to consolidated financial statements.

                            AXSYS TECHNOLOGIES, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            SIX MONTHS ENDED
                              YEAR ENDED DECEMBER 31,           JUNE 30,
                           ------------------------------  --------------------
                             1994       1995      1996       1996       1997
                           ---------  --------- ---------  ---------  ---------
                                                               (UNAUDITED)
NET SALES................  $  62,132  $  65,213 $  91,301  $  40,545  $  58,849
Cost of sales............     44,903     47,973    67,483     29,890     43,111
Selling, general and
 administrative
 expenses................     13,343     13,336    16,501      7,502     10,284
Restructuring/inventory
 writedown charges.......      1,315        --        --         --         --
Amortization of
 intangible assets.......        209        209       210        102        125
                           ---------  --------- ---------  ---------  ---------
OPERATING INCOME.........      2,362      3,695     7,107      3,051      5,329
Interest expense.........      2,264      1,994     2,343      1,042      1,343
Other expense............         54        252        18        (13)        26
                           ---------  --------- ---------  ---------  ---------
INCOME FROM CONTINUING
 OPERATIONS BEFORE TAXES
 AND EXTRAORDINARY ITEM..         44      1,449     4,746      2,022      3,960
Provision for income
 taxes...................         17        565     1,891        820      1,594
                           ---------  --------- ---------  ---------  ---------
INCOME FROM CONTINUING
 OPERATIONS BEFORE
 EXTRAORDINARY ITEM......         27        884     2,855      1,202      2,366
DISCONTINUED OPERATIONS:
  Loss from operations,
   net of tax benefit of
   $92...................       (143)       --        --         --         --
  Loss on disposal, net
   of tax benefit of
   $1,317................     (2,059)       --        --         --         --
                           ---------  --------- ---------  ---------  ---------
INCOME (LOSS) BEFORE
 EXTRAORDINARY ITEM......     (2,175)       884     2,855      1,202      2,366
Extraordinary gain
 (charge), net of taxes..      5,856        --       (173)      (173)       --
                           ---------  --------- ---------  ---------  ---------
NET INCOME...............      3,681        884     2,682      1,029      2,366
Preferred stock
 dividends...............        355        574       847        405        102
                           ---------  --------- ---------  ---------  ---------
NET INCOME APPLICABLE TO
 COMMON SHAREHOLDERS.....  $   3,326  $     310 $   1,835  $     624  $   2,264
                           =========  ========= =========  =========  =========
NET INCOME (LOSS) PER
 COMMON SHARE:
  Continuing operations..  $   (0.20) $    0.12 $    0.74  $    0.31  $    0.69
  Discontinued
   operations............      (1.29)       --        --         --         --
  Extraordinary item.....       3.44        --      (0.06)      0.07        --
                           ---------  --------- ---------  ---------  ---------
    Total................  $    1.95  $    0.12 $    0.68  $    0.24  $    0.69
                           =========  ========= =========  =========  =========
Weighted average common
 shares outstanding......  1,701,801  2,511,074 2,690,843  2,615,102  3,276,586
                           =========  ========= =========  =========  =========

          See accompanying notes to consolidated financial statements.

                            AXSYS TECHNOLOGIES, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                            SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,        JUNE 30,
                                 -------------------------  ------------------
                                  1994     1995     1996      1996      1997
                                 -------  -------  -------  --------  --------
                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net income.................... $ 3,681  $   884  $ 2,682  $  1,029  $  2,366
  Adjustments to reconcile net
   income to cash provided by
   (used in) operating
   activities:
    Extraordinary item, net of
     taxes......................  (5,856)     --       173       173       --
    Loss on disposal of
     discontinued operations,
     net of taxes...............   2,059      --       --        --        --
    Realization of net operating
     loss carry forward.........      16      519    1,435       653     1,355
    Depreciation and
     amortization...............   1,742    1,622    2,722     1,099     1,563
    (Increase) decrease in
     accounts receivable........    (970)     768       13    (1,182)   (2,751)
    (Increase) decrease in
     inventories................     682   (2,017)    (831)     (771)     (577)
    (Increase) decrease in other
     current assets.............     498     (183)     166        21         8
    Increase (decrease) in
     accounts payable, accrued
     expenses and other
     liabilities................     349   (1,324)  (2,564)   (1,355)    3,875
    Decrease in other long-term
     liabilities................    (461)    (882)    (404)     (229)     (295)
    Other--net..................    (349)    (343)  (1,411)     (104)      174
                                 -------  -------  -------  --------  --------
      NET CASH PROVIDED BY (USED
       IN) OPERATING
       ACTIVITIES...............   1,391     (956)   1,981      (666)    5,718
                                 -------  -------  -------  --------  --------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
  Capital expenditures..........    (797)  (1,026)  (1,878)     (580)     (851)
  Proceeds from sale of assets..     605    2,896   11,532       --        --
  Acquisition of businesses, net
   of cash acquired.............     --       --    (7,611)   (4,728)   (7,335)
                                 -------  -------  -------  --------  --------
      NET CASH PROVIDED BY (USED
       IN) INVESTING
       ACTIVITIES...............    (192)   1,870    2,043    (5,308)   (8,186)
                                 -------  -------  -------  --------  --------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
  Proceeds from borrowings......  45,665   69,614   75,891    54,061    23,500
  Repayment of borrowings....... (49,272) (70,464) (76,895)  (47,529)  (21,726)
  Net proceeds from common stock
   rights offering..............   2,332      --       --        --        --
  Other.........................     --       --      (420)     (420)   (1,582)
                                 -------  -------  -------  --------  --------
      NET CASH (USED IN)
       PROVIDED BY FINANCING
       ACTIVITIES...............  (1,275)    (850)  (1,424)    6,112       192
                                 -------  -------  -------  --------  --------
      NET INCREASE (DECREASE) IN
       CASH.....................     (76)      64    2,600       138    (2,276)
CASH AT BEGINNING OF PERIOD.....     103       27       91        91     2,691
                                 -------  -------  -------  --------  --------
CASH AT END OF PERIOD........... $    27  $    91  $ 2,691  $    229  $    415
                                 =======  =======  =======  ========  ========

          See accompanying notes to consolidated financial statements.

                           AXSYS TECHNOLOGIES, INC,

                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                           PREFERRED STOCK    COMMON STOCK    CAPITAL  RETAINED
                           ---------------- ---------------- IN EXCESS EARNINGS
                            SHARES   AMOUNT  SHARES   AMOUNT  OF PAR   (DEFICIT)
                           --------  ------ --------- ------ --------- ---------
Balance at January 1,
 1994....................   577,946   $  6  1,037,014  $10    $ 9,586   $(4,526)
 Net Income..............       --     --         --   --         --      3,681
 Dividends(a)............    94,398      1        --   --         354      (355)
 Transfer to Capital in
  Excess of Par(b).......       --     --         --   --        (355)      355
 Common stock rights
  offering...............       --     --   1,470,588   15      2,317       --
 Amount realized from
  utilization of pre
  quasi-reorganization
  tax benefits...........       --     --         --   --       2,182       --
 Other...................       --     --         --   --          (2)      --
                           --------   ----  ---------  ---    -------   -------
Balance at December 31,
 1994....................   672,344      7  2,507,602   25     14,082      (845)
                           --------   ----  ---------  ---    -------   -------
 Net Income..............       --     --         --   --         --        884
 Dividends(a)............   109,298      1        --   --         573      (574)
 Transfer to Capital in
  Excess of Par(b).......       --     --         --   --        (535)      535
 Contribution to 401(k)
  plan...................       --     --      11,619  --          67       --
 Amount realized from
  utilization of pre
  quasi-reorganization
  tax benefits...........       --     --         --   --         519       --
 Other...................       --     --       1,600  --           6       --
                           --------   ----  ---------  ---    -------   -------
Balance at December 31,
 1995....................   781,642      8  2,520,821   25     14,712       --
                           --------   ----  ---------  ---    -------   -------
 Net Income..............       --     --         --   --         --      2,682
 Dividends(a)............    27,611    --         --   --         847      (847)
 Contribution to 401(k)
  plan...................       --     --      47,671    1        311       --
 Amount realized from
  utilization of pre
  quasi-reorganization
  tax benefits...........       --     --         --   --       1,345       --
 Odd-lot redemption......   (70,372)    (1)       --   --        (420)      --
 Issuance of warrants to
  purchase common stock..       --     --         --   --         500       --
 Other...................       --     --         448  --           2       --
                           --------   ----  ---------  ---    -------   -------
Balance at December 31,
 1996....................   738,881      7  2,568,940   26     17,297     1,835
                           --------   ----  ---------  ---    -------   -------
 (Unaudited)
 Net Income..............       --     --         --   --         --      2,366
 Dividends(a)............       --     --         --   --         102      (102)
 Contribution to 401(k)
  plan...................       --     --      13,981  --         150       --
 Preferred stock
  exchange...............  (538,008)    (5)   403,460    4        (66)      --
 Preferred stock
  redemption.............  (200,873)    (2)       --   --      (1,573)      --
 Amount realized from
  utilization of pre
  quasi-reorganization
  tax benefits...........       --     --         --   --       1,355       --
 Common stock issued for
  acquisition............       --     --      53,000  --       2,166       --
 Other...................       --     --       9,000  --          34       --
                           --------   ----  ---------  ---    -------   -------
Balance at June 30,
 1997....................       --    $--   3,048,381  $30    $19,465   $ 4,099
                           ========   ====  =========  ===    =======   =======

--------
(a) Prior to February 22, 1996, represents a 15% dividend paid in additional shares and valued at the average of the closing bid and ask price as of the dividend record date. The Company's right to pay dividends in additional shares of Preferred Stock instead of cash expired on February 22, 1996, although cash dividends continued to accumulate. From February 22, 1996 to June 4, 1997, the Company did not declare or pay any dividends on the Preferred Stock. The per share amounts of dividends, including the accumulated but unpaid cash portion, were $0.57, $0.79, $1.11 and $0.52, per share of Preferred Stock in 1994, 1995, 1996 and the period from January 1, 1997 through June 4, 1997 (unaudited), respectively. The amount of unpaid but accumulated dividends at December 31, 1996 was $1.02 per share. On June 4, 1997, the Company redeemed all remaining outstanding shares of its Preferred Stock for $7.70 per share, which included accrued and unpaid dividends of $1.54 per share.
(b) Represents transfer of the excess of Preferred Stock dividends over Retained Earnings.

         See accompanying notes to consolidated financial statements.

                           AXSYS TECHNOLOGIES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The accompanying consolidated financial statements include the accounts of Axsys Technologies, Inc., and its wholly-owned subsidiaries (collectively the "Company"). All material intercompany transactions and balances have been eliminated in consolidation.

  Revenue is recognized upon the shipment of product or when services are rendered.

  Inventories are priced at the lower of cost (principally first-in, first-out, or average) or market.

  Deferred financing costs are amortized ratably over the life of the corresponding debt or commitment.

  The excess of cost over net assets acquired is being amortized over periods ranging from 30 to 35 years using the straight-line method. The Company continually reviews goodwill to assess recoverability from future operations using undiscounted cash flows. Impairments would be recognized in operating results if a permanent diminution in value occurred.

  Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is provided primarily by the straight-line method using estimated lives for buildings and improvements of 20 years and for machinery and equipment using estimated useful lives ranging from 3 to 8 years.

  Certain items in the 1995 and 1994 financial statements have been reclassified to conform to the 1996 presentation.

  Earnings per share data for each period was computed by dividing net income applicable to common shareholders by the weighted average number of shares of common stock outstanding during each period. The calculation of weighted average number of shares assumes the conversion of those common stock equivalents which have a dilutive effect on earnings for the period presented. Common stock equivalents consist of warrants and employee stock options.

  Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" was issued in February 1997 and replaces Accounting Principle Board ("APB") Opinion No. 15. The new statement simplifies the computations of earnings per share ("EPS") by replacing the presentation of primary EPS with basic EPS, which is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS under the new statement is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15. SFAS No. 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997. Early application is prohibited. For the six months ended June 30, 1997, the effect of adopting SFAS No. 128 on the Company's reported EPS would be immaterial.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  The information presented for June 30, 1997 and for the six months ended June 30, 1996 and 1997 is unaudited and has been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Operating results for the six months ended June 30, 1997 are not indicative of the results that may be expected for the year ending December 31, 1997.

                           AXSYS TECHNOLOGIES, INC.

                            (DOLLARS IN THOUSANDS)


NOTE 2--DISCONTINUED OPERATIONS

  In September 1994, the Company disposed of all of its Electronic Components business which was comprised of the trimmer, transformer and microwave component product lines. The disposal was accounted for as a discontinued operation and, accordingly, the related net assets and operating results are reported separately from continuing operations. The loss on disposal of the Electronic Components business for the year ended December 31, 1994 is comprised of the loss on disposal of the net assets of the business and operating losses until disposal. During 1994, the Company sold a portion of the assets of its Electronic Components business for $605. During 1995, the Company sold the remaining discontinued business assets for $1,500.

  Revenues applicable to the discontinued business for the years ended December 31, 1995 and 1994 were $290 and $6,897, respectively. The losses from operations of the discontinued Electronic Components business from September 30, 1994 to December 31, 1994 and through the date of disposal in 1995, were $326 and $40, respectively, net of related tax benefits. These losses were charged to a reserve established in 1994 as part of the loss on disposal.

NOTE 3--ACQUISITIONS AND DIVESTITURE

  On May 30, 1997, the Company acquired Teletrac, Inc. ("Teletrac") for $9,926, including the issuance of 153,000 shares of Axsys common stock, 53,000 of which shares were issued at the closing, and 100,000 of which shares will be issued pursuant to a Stockholder Agreement entered into as of May 30, 1997 with certain selling shareholders and employees of Teletrac. Teletrac designs and manufactures laser-based precision measurement systems and state-of-the-art precision linear and rotary positioning servo systems for use in the electronics capital equipment market.

  On April 25, 1996, the Company acquired all of the outstanding shares of Precision Aerotech, Inc., ("PAI") for $4,728, net of cash acquired. In addition, the Company repaid $12,000 of borrowings under PAI term loans. Precision Aerotech designs, manufactures and markets laser scanners, precision metal optics, high-performance air bearings and precision machined parts sold predominantly in commercial markets.

  The acquisitions of Teletrac and PAI were accounted for under the purchase method of accounting and, accordingly, the results of operations of Teletrac and PAI have been included in the accompanying consolidated financial statements since the date of their respective acquisition. The cost of the acquisitions was allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. The purchase price allocations for Teletrac have been completed on a preliminary basis, and management does not believe that changes in the allocations will be material. During the PAI acquisition process, the Company determined that L&S Machine Company, Inc. ("L&S"), a wholly-owned subsidiary of PAI which manufactures structural components for the aerospace industry, did not fit its long-term strategy and would be subsequently sold. As a result, L&S was accounted for as a net asset held for disposal as of the PAI acquisition date. The portion of the PAI acquisition cost allocated to this asset represented the net proceeds realized upon sale. In December 1996, the Company completed the sale of L&S for an aggregate purchase price of approximately $13,000. The price included the assumption of approximately $1,800 in long-term capitalized leases.

                           AXSYS TECHNOLOGIES, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  Summarized below are the unaudited pro forma results of operations of the Company. The pro forma results for the years ended December 31, 1995 and 1996 have been prepared as if Teletrac and PAI had been acquired on January 1, 1995. The pro forma results for the six months ended June 30, 1996 and 1997 have been prepared as if Teletrac and PAI had been acquired on January 1, 1996.

                                                PRO FORMA         PRO FORMA
                                                YEAR ENDED    SIX MONTHS ENDED
                                               DECEMBER 31,       JUNE 30,
                                             ---------------- -----------------
                                              1995     1996     1996     1997
                                             ------- -------- -------- --------
                                                                 (UNAUDITED)
Net Sales................................... $96,898 $108,759 $ 53,703 $ 63,160
  Income before extraordinary item..........     933    3,322    1,252    2,455
  Net income................................     933    3,149    1,079    2,455
Earnings per share:
  Income before extraordinary item.......... $  0.13 $   0.87 $   0.31 $   0.69
  Net income................................ $  0.13 $   0.81 $   0.24 $   0.69

  The pro forma financial information presented is not necessarily indicative of either the results of operations that would have occurred had the acquisitions of Teletrac and PAI taken place as of the dates indicated or the future operating results of the combined companies. Pro forma income before extraordinary item and net income for the year ended December 31, 1996 and the six months ended June 30, 1996 include certain special charges totaling approximately $400. No such charges have been recorded for the year ended December 31, 1995 or the six months ended June 30, 1997.

  On October 2, 1996, the Company acquired substantially all of the assets of Lockheed Martin Beryllium Corporation ("LMBC") for $2,883 subject to post-closing adjustments. LMBC's operations consist primarily of precision machining of beryllium. This acquisition has also been accounted for under the purchase method of accounting and, accordingly, the results of operations of LMBC have been included in the accompanying consolidated financial statements since the date of acquisition. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. The purchase price allocation has been completed on a preliminary basis. Management does not believe that changes in the purchase price allocation will be material.

NOTE 4--SHAREHOLDERS' EQUITY

 Common Stock

  In July 1994, the Company completed a rights offering of common stock in which 1,470,588 shares were issued for gross proceeds of $2,500 ($2,332, net of expenses).

  On July 25, 1996, the Company completed a one-for-five reverse stock split of its $0.01 par value common stock following approval by the Company's shareholders at the Company's 1996 Annual Meeting of Shareholders. In conjunction with the split, the Company's Certificate of Incorporation has been amended to reduce the number of shares of common stock authorized for issuance to 4,000,000. The stated par value of each share was not changed from $0.01. All share and per share data presented in this report has been restated to reflect the reverse stock split.

 Preferred Stock

  The certificate of designation setting forth the amended terms of the Company's $1.20 Cumulative Exchangeable Redeemable Preferred Stock ("Preferred Stock") provides for, among other things, (i) a liquidation preference of $8 per share, (ii) an annual dividend of $1.20 per share, and (iii) the ability to pay dividends thereon in additional shares instead of cash up to February 22, 1996. Under the certificate of

                           AXSYS TECHNOLOGIES, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

designation, the right to receive cash dividends is expressly subject to, among other things, any provision contained from time to time in the Company's financing agreements prohibiting the payment of cash dividends. The Company's Credit Facility prohibits the payment of cash dividends (see Note 5).

  From August 1991 through February 22, 1996, the Company paid quarterly dividends on the Preferred Stock in additional shares at an annual rate of 15% based on the shares outstanding. On February 22, 1996, the Company's right to pay dividends in additional shares of Preferred Stock expired. From February 22, 1996 to June 4, 1997, the Company did not declare or pay any dividends on the Preferred Stock, although they continued to accumulate. The amount of unpaid but accumulated dividends at December 31, 1996 was $757 or, $1.02 per share.

  On February 14, 1997, the Company commenced an offer to exchange 0.75 shares of its common stock for each outstanding share of its Preferred Stock. On March 17, 1997, the Exchange Offer terminated and the Company accepted for exchange all shares of Preferred Stock validly tendered as of that time. Approximately 538,000 shares of Preferred Stock were exchanged for 403,500 shares of common stock. Holders of shares of Preferred Stock accepted for exchange will not receive any separate payment in respect of dividends not paid subsequent to February 22, 1996, the last date on which dividends were paid on the Preferred Stock.

  On June 4, 1997, the Company redeemed all the remaining approximately 200,900 outstanding shares of its Preferred Stock. The redemption price was $7.70 per share, including accrued and unpaid dividends of $1.54 per share through the redemption date.

  For the year ended December 31, 1996 and the six months ended June 30, 1997, on a pro forma basis, assuming the Exchange Offer and subsequent redemption of Preferred Stock had been consummated on January 1, 1996, earnings per share data would have been as follows:

                                                   YEAR ENDED  SIX MONTHS ENDED
                                                  DECEMBER 31,     JUNE 30,
                                                      1996           1997
                                                  ------------ ----------------
                                                                 (UNAUDITED)
   Net income (loss) per common share:
     Continuing operations.......................  $    0.90      $    0.68
     Extraordinary item..........................      (0.06)           --
                                                   ---------      ---------
       Total.....................................  $    0.84      $    0.68
                                                   =========      =========
   Weighted average common shares outstanding....  3,094,303      3,276,586
                                                   =========      =========

NOTE 5--LONG-TERM DEBT

                                                      DECEMBER 31,
                                                     ---------------  JUNE 30,
                                                      1995    1996      1997
                                                     ------- ------- -----------
                                                                     (UNAUDITED)
   Credit Facility.................................. $ 9,643 $22,285   $24,758
   Industrial Revenue Bond..........................   1,870   1,870     1,620
   Capital Lease Obligations........................     --    2,000     2,735
                                                     ------- -------   -------
                                                      11,513  26,155    29,113
   Less current portion.............................     466   2,831     3,057
                                                     ------- -------   -------
                                                     $11,047 $23,324   $26,056
                                                     ======= =======   =======

                           AXSYS TECHNOLOGIES, INC.

                            (DOLLARS IN THOUSANDS)


  In order to obtain the funds necessary to finance the Company's acquisition of PAI (see Note 3), to refinance PAI's and the Company's existing debt and pay the fees and expenses related to the acquisition and refinancing, Axsys entered into a Credit Agreement, dated April 25, 1996 (and subsequently amended as of September 25, 1996), between the Company, the various banks named therein and Banque Paribas, as agent, providing for borrowings under a $37,000 senior secured credit facility (the "Credit Facility"). During 1996, the total facility was reduced by $10,500 as a result of a prepayment of term debt using proceeds from the sale of L&S (see Note 3) and by $1.3 million as a result of scheduled term payments. The remaining Credit Facility of $25,200 as of December 31, 1996 is comprised of (i) a term loan in the principal amount of $7,300 payable in installments and maturing on April 25, 2000, (ii) a term loan in the principal amount of $6,900 payable in installments and maturing on April 25, 2002 and (iii) a revolving credit line in an aggregate principal amount of up to the lesser of $11,000 or the borrowing base in effect from time to time, maturing on April 25, 2000.

  On April 10, 1997, in connection with the acquisition of Teletrac, the Company amended its Credit Agreement to increase the revolving credit portion of its Credit Facility from $11,000 to $18,000.

  Borrowings under the Credit Facility bear interest at a fluctuating rate per annum equal to the rate of interest publicly announced by Chase Manhattan Bank, N.A. as its prime rate (the prime rate was 8.50% at June 30, 1997), plus a margin ranging from 1.75% to 2.25%, or the London Interbank Offered Rate (LIBOR), plus a margin ranging from 3.25% to 3.75%. A commitment fee of 0.5% is payable on any unused amount of the Credit Facility. The Credit Facility contains certain restrictive covenants which, among other things, impose limitations with respect to the incurrence of additional liens and indebtedness, mergers, consolidations and specified sale of assets and requires the Company to meet certain financial tests including minimum levels of earnings and net worth and various other financial ratios. In addition, the Credit Facility prohibits the payment of cash dividends. Borrowings under the Credit Facility are secured by substantially all of the assets of the Company and its subsidiary.

  The Company had outstanding at December 31, 1996 and at June 30, 1997, industrial development revenue bonds (the "Bonds") in the amount of $1,870 and $1,620 (unaudited), respectively, secured by its Gilford, NH manufacturing facility which has a net carrying amount of approximately $2,000. The Bonds, which bear interest at a fixed rate of 13%, are payable in 2005. The Company, however, may make optional prepayments of $250 annually.

  As of December 31, 1996, scheduled debt maturities during the next five years, which are comprised of payments under the Company's Credit Facility and capital lease obligations, are $2,831 (1997), $3,023 (1998), $3,105 (1999),
$11,428 (2000) and $3,277 (2001).

  In 1994, the Company recorded an extraordinary gain of $5,856, net of a charge in lieu of taxes of $3,744, in connection with the repurchase of bank indebtedness.

                           AXSYS TECHNOLOGIES, INC.

                            (DOLLARS IN THOUSANDS)


NOTE 6--BALANCE SHEET INFORMATION

  The details of certain balance sheet accounts are as follows:

                                                      DECEMBER 31,
                                                     ---------------  JUNE 30,
                                                      1995    1996      1997
                                                     ------- ------- -----------
                                                                     (UNAUDITED)
Inventories:
  Raw materials..................................... $ 7,203 $ 8,033   $ 9,030
  Work-in-process...................................   5,293  12,942    12,717
  Finished goods....................................   9,255  10,118    10,576
                                                     ------- -------   -------
                                                      21,751  31,093    32,323
  Less reserves.....................................   5,207   6,639     6,053
                                                     ------- -------   -------
                                                     $16,544 $24,454   $26,270
                                                     ======= =======   =======

  Work-in-process inventory at December 31, 1996 and June 30, 1997 is recorded net of $1,576 and $1,110 (unaudited) of progress payments received from customers on uncompleted contracts, respectively.

                                                      DECEMBER 31,
                                                     ---------------  JUNE 30,
                                                      1995    1996      1997
                                                     ------- ------- -----------
                                                                     (UNAUDITED)
Net property, plant and equipment:
  Land.............................................. $   600 $   891   $   891
  Buildings and improvements........................   3,923   5,994     6,214
  Machinery and equipment...........................   8,155  14,029    16,119
                                                     ------- -------   -------
                                                      12,678  20,914    23,224
  Less accumulated depreciation and amortization....   5,075   7,458     8,952
                                                     ------- -------   -------
                                                     $ 7,603 $13,456   $14,272
                                                     ======= =======   =======
Accrued expenses and other liabilities:
  Compensation and related benefits................. $ 2,180 $ 3,741   $ 4,844
  Other.............................................   3,516   3,549     5,897
                                                     ------- -------   -------
                                                     $ 5,696 $ 7,290   $10,741
                                                     ======= =======   =======

NOTE 7--INCOME TAXES

  At December 31, 1996, the Company has net operating loss carryforwards of approximately $10,000 which expire in the years 2005 through 2009 and alternative minimum tax credit carryforwards of approximately $340. In addition, the Company has approximately $7,600 of previously unrecognized tax benefits, principally related to inventories. As the portion of the loss carryforwards and deferred tax benefits originating prior to the 1991 quasi-reorganization are realized, the corresponding tax effect will be credited to Capital in Excess of Par under quasi-reorganization accounting principles rather than reducing the Provision for Taxes. During the year ended December 31, 1996 and the six months ended June 30, 1997 (unaudited), $1,435 and $1,355 were credited to Capital in Excess of Par, respectively, representing the utilization of such pre quasi-reorganization tax benefits to offset current year tax expense. As of December 31, 1996, $3,181 of the pre quasi-reorganization tax effected benefits remain unutilized. The utilization and realization of the carryforwards and future tax benefits will substantially reduce the amount of cash taxes payable on taxable income in the future.

  The Company utilizes the liability method (SFAS No. 109) in accounting for income taxes. Income from continuing operations before taxes is from domestic sources only for all periods presented.

                           AXSYS TECHNOLOGIES, INC.

                            (DOLLARS IN THOUSANDS)


  The provision for taxes on income from continuing operations consists of:

                                             YEAR ENDED      SIX MONTHS ENDED
                                            DECEMBER 31,         JUNE 30,
                                        -------------------- ------------------
                                         1994   1995   1996    1996     1997
                                        ------ ------ ------ ------------------
                                                                (UNAUDITED)
Current taxes--charge in lieu of taxes
 and taxes:
  U.S. Federal........................   $14    $454  $1,579  $   672 $   1,283
  State and local.....................     3     111     312      148       311
                                         ---    ----  ------  ------- ---------
                                          17     565   1,891      820     1,594
                                         ---    ----  ------  ------- ---------
Deferred taxes:
  U.S. Federal........................   --      --      --       --        --
                                         ---    ----  ------  ------- ---------
                                         $17    $565  $1,891  $   820 $   1,594
                                         ===    ====  ======  ======= =========

  The reasons for the difference between the provision for taxes and the amount computed by applying the statutory federal income tax rate to income before taxes are as follows:

                                          YEAR ENDED       SIX MONTHS ENDED
                                         DECEMBER 31,          JUNE 30,
                                     --------------------  -------------------
                                      1994   1995   1996     1996      1997
                                     ------ ------ ------  --------- ---------
                                                              (UNAUDITED)
U.S. federal statutory rate.........   34%     34%     34%       34%        34%
Computed expected tax provision.....  $15    $493  $1,614      $687  $   1,346
Increase (decrease) in taxes
 resulting from:
  State and local taxes, net of
   federal tax benefit..............    2      72     206        98        205
  Amortization of goodwill..........   71      71      71        35         43
  Other.............................  (71)    (71)    --        --         --
                                      ---    ----  ------   -------  ---------
Actual tax provision................  $17    $565  $1,891      $820  $   1,594
                                      ===    ====  ======   =======  =========

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                    DECEMBER 31,
                                                   ----------------   JUNE 30,
                                                    1995     1996       1997
                                                   -------  -------  -----------
                                                                     (UNAUDITED)
Tax net operating loss carryforwards.............. $ 4,794  $ 3,740    $ 2,471
Inventory valuation differences...................   2,070    2,002      1,959
Other, net........................................     389      606        635
                                                   -------  -------    -------
Sub-Total.........................................   7,253    6,348      5,065
Valuation allowance...............................  (7,253)  (6,348)    (5,065)
                                                   -------  -------    -------
Total deferred taxes.............................. $   --   $   --     $   --
                                                   =======  =======    =======

  The net change in the valuation allowance in 1996 and 1995 was a decrease of $905 and an increase of $330, respectively. The net change in the valuation allowance for the six months ended June 30, 1997 was a decrease of $1,283.

                           AXSYS TECHNOLOGIES, INC.

                            (DOLLARS IN THOUSANDS)

NOTE 8--PENSION ARRANGEMENTS

  The Company has two pension plans for which benefits and participation have been frozen. Pension benefits under these plans are generally based upon years of service and compensation. The Company's funding policy is to contribute amounts to these plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate from time to time.

  Multi-employer plans covering certain union members generally provided benefits of stated amounts for each year of service. During 1994, in connection with the restructuring of the Precision Systems group, the employment of the union members participating in these multi-employer plans ended and, as a result, contributions to these plans ceased. As of December 31, 1996, there were no unpaid contributions to multi-employer plans.

  A summary of components of net periodic pension cost for the defined benefit plans and the total contribution charged to pension expense for the multi-employer plans follows:

                                                                 SIX MONTHS
                                                                    ENDED
                                                DECEMBER 31,      JUNE 30,
                                               ----------------  ------------
                                               1994  1995  1996  1996   1997
                                               ----  ----  ----  -----  -----
                                                                 (UNAUDITED)
Defined benefit plans:
Service cost-benefits earned during the peri-
 od........................................... $--   $--   $--   $ --   $ --
Interest cost on projected benefit obliga-
 tion.........................................   73    74    71     35     37
Actual return on plan assets..................    1   (25)  (46)    (9)   (15)
Net amortization and deferral.................   (5)   17    26            (1)
                                               ----  ----  ----  -----  -----
Net pension cost of defined benefit plans.....   69    66    51     26     21
                                               ----  ----  ----  -----  -----
Multi-employer plans..........................   59   --    --     --     --
                                               ----  ----  ----  -----  -----
  Total pension expense....................... $128  $ 66  $ 51  $  26  $  21
                                               ====  ====  ====  =====  =====

  Assumptions used in accounting for the defined benefit plans as of the plans' measurement dates were:


                                                                 SIX MONTHS
                                                                    ENDED
                                                DECEMBER 31,      JUNE 30,
                                               ----------------  -------------
                                               1994  1995  1996  1996    1997
                                               ----  ----  ----  -----   -----
                                                                 (UNAUDITED)
Weighted-average discount rate...............  7.5%  7.5%  7.5%    7.5%    7.5%
Expected long-term rate of return on assets..  6.0   6.0   6.0     6.0     6.0

                           AXSYS TECHNOLOGIES, INC.

                            (DOLLARS IN THOUSANDS)


  The following table sets forth the funded status and amount recognized in the consolidated balance sheets for the Company's defined benefit pension plans:

                                                  DECEMBER 31,
                                              --------------------  JUNE 30,
                                               1994   1995   1996     1997
                                              ------ ------ ------ -----------
                                                                   (UNAUDITED)
Actuarial present value of benefit
 obligations:
Vested benefit obligation.................... $1,026 $1,116 $1,053   $1,079
                                              ====== ====== ======   ======
Accumulated benefit obligation............... $1,026 $1,116 $1,053   $1,079
                                              ====== ====== ======   ======
Projected benefit obligations................ $1,026 $1,116 $1,053   $1,079
Less plan assets at fair market value........     32    231    451      635
                                              ------ ------ ------   ------
Projected benefit obligation in excess of
 plan assets.................................    994    885    602      444
Unrecognized net gain........................     83     98    151      194
                                              ------ ------ ------   ------
Net pension liability recognized in the
 balance sheet............................... $1,077 $  983 $  753   $  638
                                              ====== ====== ======   ======

  Unrecognized net gains and losses are amortized over the average future service lives of participants. Plan assets are invested in a managed portfolio consisting primarily of equity securities.

  The Company also sponsors 401(k) plans under which eligible employees may elect to contribute a percentage of their earnings. The Company has matched employee contributions to these plans in amounts ranging from up to 3% to 5% of the employees' gross earnings over the three years ended December 31, 1996. Company matching contributions were $363 in 1994, $325 in 1995 and $709 in 1996.

NOTE 9--SUPPLEMENTAL CASH FLOW INFORMATION

  Supplemental cash flow information is summarized as follows:

                                                                    SIX MONTHS
                                                                       ENDED
                                           YEAR ENDED DECEMBER 31,   JUNE 30,
                                           ------------------------ -----------
                                            1994     1995    1996   1996  1997
                                           -------  ------- ------- ---- ------
                                                                    (UNAUDITED)
Cash paid during the year for:
  Interest................................ $ 1,883  $ 1,989 $ 2,586 $669 $1,162
  Income tax payments (refunds)...........      (9)      52     441  373     37
Noncash investing activities:
  Equipment acquired under capital
   leases................................. $   --   $   --  $   786 $464 $1,158
  Capital Stock issued for acquisition....     --       --      --   --   2,166

NOTE 10--OTHER INFORMATION

 Restructuring Plan

  In connection with a restructuring of the Precision Systems Group initiated in 1993, the Company recorded a $1,300 charge in 1994, of which $1,000 related to the write-down of slow moving and excess inventory to net realizable value and $300 to adjust the carrying value of an idle Deer Park, New York facility. In September 1995, the Company sold the idle Deer Park, New York facility for net proceeds of $1,401. Included in other expense in 1995 is a loss on the sale of this facility of $233.

                           AXSYS TECHNOLOGIES, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


 Stock options and Warrants

  As of December 31, 1996, options to purchase up to 38,600 shares of Axsys common stock, with exercise prices of $3.75-$4.15 per share, have been granted to certain key employees of the Company. Of that amount, 32,840 options are vested, with the balance becoming vested in 1997. These options are exercisable for up to seven years from the date of grant. As of December 31, 1996, there were 49,800 shares available for future grant. There were no stock options granted to employees in 1996 or 1995.

  During the six months ended June 30, 1997 (unaudited), 21,000 additional stock options, net of forfeitures, were granted to certain employees and directors of the Company. In addition, 9,000 options were exercised and 2,000 previously issued options were forfeited. The newly granted options, which have exercise prices of $15.00-$17.75 per share, are exercisable for up to ten years from the date of grant and vest as follows: 4,000 (1997), 6,800 (1998), 5,100 (1999) and 5,100 (2000). As of June 30, 1997, a total of 48,600 options have been granted, and options to purchase up to 30,800 additional shares are available for grant.

  During 1996, a warrant to acquire up to 133,263 shares of Common Stock at an exercise price of $.05 per share and warrants to acquire up to 175,278 shares of Common Stock at an exercise price of $6.25 per share, were issued.

NOTE 11--COMMITMENTS AND CONTINGENCIES

  Future minimum payments under noncancellable operating leases (exclusive of property expenses and net of sublease rental income), as of December 31, 1996, are as follows:

            YEAR                                   AMOUNT
            ----                                   ------
            1997.................................. $1,604
            1998..................................  1,361
            1999..................................  1,243
            2000..................................    162
            2001..................................     38
            2002 and thereafter...................    206
                                                   ------
                                                   $4,614
                                                   ======

  Rent expense under such leases, net of sublease rental income, amounted to $1,379, $1,539 and $1,589 during the years ended December 31, 1994, 1995 and 1996, respectively, and was $955 for the six months ended June 30, 1997 (unaudited).

  In February 1990, the Company sold and leased back its San Diego, California facility under an operating lease. The Company has a deferred gain as of December 31, 1996 on this transaction of $387, which is being amortized to income over the ten year lease term as a reduction of annual rent expense.

  The Company has various lawsuits, claims, commitments and contingent liabilities arising from the ordinary conduct of its business; however, they are not expected to have a material adverse effect on the Company's financial position or results of operations.

NOTE 12--SUBSEQUENT EVENT (UNAUDITED)

  On September 18, 1997, the Board of Directors approved the filing of a registration statement on Form S-1 with the Securities and Exchange Commission to register 1,757,853 shares of Common Stock, of which up to 979,283 shares will be issued and sold by the Company and 778,550 shares will be sold by certain Selling Shareholders.

  In September 1997, the Company was advised by its environmental consultants that the costs associated with the remediation of a previously discontinued operation site are now estimated to be higher than originally anticipated. The current estimates to remediate this site now range from approximately $600 to $1,500. Actual costs may be different than the current estimates. Based on this information, the Company intends to increase its reserve relating to this site to approximately $600 by recording an after-tax discontinued operation charge of $244 in the third quarter of 1997.

                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS

  The unaudited pro forma condensed statements of operations of the Company for the six months ended June 30, 1997 and the year ended December 31, 1996, present results for the Company as if the Company's acquisition of Precision Aerotech, Inc. ("PAI") and Teletrac, Inc. ("Teletrac") had occurred as of January 1, 1996. Teletrac's fiscal year does not coincide with a calendar year. The pro forma condensed statements of operations for the six months ended June 30, 1997 and the year ended December 31, 1996, include Teletrac's historical results for the six months ended June 30, 1997 and the year ended January 31, 1997, respectively. The unaudited pro forma financial information does not purport to represent what the Company's results of operations actually would have been had the acquisitions occurred on the dates indicated, or to project the Company's results of operations for any future date or period. The pro forma adjustments are based on available information and certain assumptions that the Company currently believes are reasonable in the circumstances. The unaudited financial information should be read in conjunction with the accompanying notes thereto, the separate historical condensed financial statements of the Company as of and for the six month period ended June 30, 1997 which are contained in the Company's Quarterly Report on Form 10-Q for such period; and the historical financial statements of the Company as of and for the year ended December 31, 1996 which are contained in the Company's Annual Report on Form 10-K for such period.

  The pro forma adjustments and pro forma combined amounts are provided for informational purposes only. The Company's financial statements reflect the effects of the acquisition and related financing transaction from the date the events occurred. The pro forma adjustments are applied to the historical financial statements to, among other things, account for the acquisition as a purchase. Under purchase accounting, the total purchase cost was allocated to the PAI and Teletrac assets and liabilities based on their fair values. The purchase price allocations for Teletrac had been completed on a preliminary basis. Accordingly, the final allocations will be different from the amounts reflected herein. Although the final allocations will differ, the unaudited pro forma financial information reflects management's best estimate based on currently available information.

                            AXSYS TECHNOLOGIES, INC.

                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996
            (UNAUDITED--DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             (JANUARY 1, 1996-
                                              APRIL 25, 1996)                                   PRO FORMA
                                AXSYS            PRECISION                                        AXSYS
                          TECHNOLOGIES, INC. AEROTECH, INC.(G) TELETRAC, INC. ADJUSTMENTS   TECHNOLOGIES, INC.
                          ------------------ ----------------- -------------- -----------   ------------------
NET SALES...............      $  91,301           $9,657           $7,995       $  (194)(a)     $ 108,759
Cost of sales...........         67,483            7,495            4,938          (194)(a)        79,722
Selling, general and
 administrative
 expenses...............         16,501            2,042            1,472          (394)(b)        19,621
Amortization of
 intangible assets......            210              --               --            272 (c)           482
                              ---------           ------           ------       -------         ---------
OPERATING INCOME........          7,107              120            1,585           122             8,934
Interest expense........          2,343              446               12           399 (d)         3,200
Other (income) expense..             18               (3)                                              15
                              ---------           ------           ------       -------         ---------
INCOME BEFORE TAXES AND
 EXTRAORDINARY ITEM.....          4,746             (323)           1,573          (277)            5,719
Provision (benefit) for
 income taxes...........          1,891             (126)             634            (2)(e)         2,397
                              ---------           ------           ------       -------         ---------
INCOME BEFORE
 EXTRAORDINARY LOSS.....          2,855             (197)             939          (275)            3,322
Extraordinary loss on
 early extinguishment of
 debt, net
 of tax benefit.........           (173)             --               --            --               (173)
                              ---------           ------           ------       -------         ---------
NET INCOME..............          2,682             (197)             939          (275)            3,149
Preferred dividends ....            847              --               --            --                847
                              ---------           ------           ------       -------         ---------
NET INCOME APPLICABLE TO
 COMMON SHAREHOLDERS....      $   1,835           $ (197)          $  939       $  (275)        $   2,302
                              =========           ======           ======       =======         =========
NET INCOME (LOSS) PER
 COMMON SHARE:
Net income before
 extraordinary item.....      $    0.74                                                         $    0.87
Extraordinary item......          (0.06)                                                            (0.06)
                              ---------                                                         ---------
  Total.................      $    0.68                                                         $    0.81
                              =========                                                         =========
Weighted average number
 of common shares
 outstanding............      2,690,843                                         153,000(f)      2,843,843
                              =========                                         =======         =========

      See accompanying notes to unaudited pro forma condensed statement of operations.

                            AXSYS TECHNOLOGIES, INC.

                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS

                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
            (UNAUDITED--DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             (JANUARY 1, 1997-                   PRO FORMA
                                AXSYS          MAY 30, 1997)                       AXSYS
                          TECHNOLOGIES, INC.  TELETRAC, INC.   ADJUSTMENTS   TECHNOLOGIES, INC.
                          ------------------ ----------------- -----------   ------------------
NET SALES...............      $  58,849           $4,311         $   --          $  63,160
Cost of sales...........         43,111            2,407             --             45,518
Selling, general and
 administrative
 expenses...............         10,284            1,284             --             11,568
Amortization of
 intangible assets......            125              --              113 (c)           238
                              ---------           ------         -------         ---------
OPERATING INCOME........          5,329              620            (113)            5,836
Interest expense........          1,343              --              275 (d)         1,618
Other (income) expense..             26              --              --                 26
                              ---------           ------         -------         ---------
INCOME BEFORE TAXES.....          3,960              620            (388)            4,192
Provision (benefit) for
 income taxes...........          1,594              250            (107)(e)         1,737
                              ---------           ------         -------         ---------
NET INCOME..............          2,366              370            (281)            2,455
Preferred stock
 dividends..............            102              --              --                102
                              ---------           ------         -------         ---------
NET INCOME APPLICABLE TO
 COMMON SHAREHOLDERS....      $   2,264           $  370         $  (281)        $   2,353
                              =========           ======         =======         =========
NET INCOME PER COMMON
 SHARE..................      $    0.69                                          $    0.69
                              =========                                          =========
Weighted average number
 of common shares
 outstanding............      3,276,586                          127,500(f)      3,404,086
                              =========                          =======         =========


      See accompanying notes to unaudited pro forma condensed statement of operations.

                           AXSYS TECHNOLOGIES, INC.

        NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

(a) To eliminate intercompany sales.
(b) To reflect reductions in overhead expenses as a result of the integration of Axsys Technologies, Inc. and Precision Aerotech, Inc. ("PAI").
(c) To amortize the incremental Excess of Cost over Net Assets Acquired, created as a result of the acquisition of Teletrac, Inc., over 30 years.
(d) To adjust interest expense for: (i) interest on incremental borrowings required to fund the acquisitions, (ii) interest savings from lower rates on the new credit facility entered into in connection with the PAI acquisition, (iii) amortization of deferred financing fees and, (iv) interest attributed to net assets held for disposal.
(e) To reflect the tax effect of the pro forma adjustments.
(f) To fully reflect the 153,000 shares of Axsys stock issued or to be issued as part of the purchase price for Teletrac, Inc.
(g) Historical PAI amounts exclude the results of L&S Machine Company, Inc., a wholly-owned subsidiary of PAI, which was accounted for as a net asset held for sale as of the PAI acquisition date.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Teletrac, Inc.:

  We have audited the accompanying balance sheet of Teletrac, Inc. (a California corporation) as of January 31, 1997, and the related statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teletrac, Inc. as of January 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Los Angeles, California
March 28, 1997

                                 TELETRAC, INC.

                                 BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                        JANUARY 31,  APRIL 30,
                                                           1997        1997
                                                        ----------- -----------
                                                                    (UNAUDITED)
                        ASSETS
CURRENT ASSETS:
  Cash.................................................   $  372      $  147
  Short-term investments...............................      201         --
  Accounts receivable..................................      891       1,964
  Inventories..........................................    1,175       1,190
  Prepaid expenses and other...........................       20          16
  Deferred income tax asset............................       42          42
                                                          ------      ------
    TOTAL CURRENT ASSETS...............................    2,701       3,359
                                                          ------      ------
PROPERTY AND EQUIPMENT, at cost:
  Machinery and equipment..............................      205         221
  Computer hardware and software.......................      265         256
  Furniture and fixtures...............................        8           8
  Leasehold improvements...............................       85          85
                                                          ------      ------
                                                             563         570
  Less: Accumulated depreciation and amortization......     (334)       (353)
                                                          ------      ------
                                                             229         217
                                                          ------      ------
OTHER ASSETS:
  Shareholder loan.....................................       19          17
  Other assets.........................................       19          13
                                                          ------      ------
    TOTAL ASSETS.......................................       38          30
                                                          ------      ------
                                                          $2,968      $3,606
                                                          ======      ======
         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of bank debt and note payable........   $   20      $  120
  Accounts payable.....................................      258         465
  Accrued liabilities..................................      158         531
  Deferred revenue.....................................       46          47
  Customer advances....................................       39          86
  Income taxes payable.................................      494         165
                                                          ------      ------
    TOTAL CURRENT LIABILITIES..........................    1,015       1,414
                                                          ------      ------
NOTE PAYABLE, net of current portion...................       44          39
COMMITMENTS AND CONTINGENCIES (Note 6)
SHAREHOLDERS' EQUITY:
COMMON STOCK, NO PAR VALUE:
  authorized--10,000,000 shares; issued and
   outstanding--207,815 shares.........................       51          51
RETAINED EARNINGS......................................    1,858       2,102
                                                          ------      ------
    TOTAL SHAREHOLDERS' EQUITY.........................    1,909       2,153
                                                          ------      ------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.........   $2,968      $3,606
                                                          ======      ======

                See accompanying notes to financial statements.

                                 TELETRAC, INC.

                            STATEMENT OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                               YEAR ENDED    THREE MONTHS ENDED
                                            JANUARY 31, 1997   APRIL 30, 1997
                                            ---------------- ------------------
                                                                (UNAUDITED)
NET SALES..................................      $7,995            $2,593
Cost of Goods Sold.........................       4,548             1,408
                                                 ------            ------
GROSS PROFIT...............................       3,447             1,185
                                                 ------            ------
OPERATING EXPENSES:
General and administrative expenses........       1,004               491
Selling and marketing expenses.............         467               185
Research and development expenses..........         390               101
                                                 ------            ------
                                                  1,861               777
                                                 ------            ------
OPERATING INCOME...........................       1,586               408
Interest expense...........................         (14)               (2)
Interest income............................           2                 4
                                                 ------            ------
                                                    (12)                2
                                                 ------            ------
INCOME BEFORE PROVISION FOR INCOME TAXES...       1,574               410
Provision for Income Taxes.................         634               165
                                                 ------            ------
NET INCOME.................................      $  940            $  245
                                                 ======            ======


                See accompanying notes to financial statements.

                                 TELETRAC, INC.

                            STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                               YEAR ENDED    THREE MONTHS ENDED
                                            JANUARY 31, 1997   APRIL 30, 1997
                                            ---------------- ------------------
                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...............................      $ 939            $   245
  Adjustments to reconcile net income to
   net cash provided by
   (used in) operating activities:
    Depreciation and amortization..........         85                 19
    Decrease (increase) in accounts
     receivable............................       (133)            (1,073)
    Decrease (increase) in inventories.....       (547)               (15)
    Decrease (increase) in prepaid expenses
     and other.............................        (41)                 4
    Decrease (increase) in deferred income
     tax asset.............................        (11)               --
    Decrease (increase) in other Assets....        --                   8
    Increase (decrease) in accounts
     payable...............................        (76)               207
    Increase (decrease) in accrued
     liabilities...........................        (13)               373
    Increase (decrease) in customer
     advances..............................        (35)               --
    Increase (decrease) in deferred
     revenue...............................         46                 47
    Increase (decrease) in income taxes
     payable...............................        418               (329)
                                                 -----            -------
     NET CASH PROVIDED BY (USED IN)
      OPERATING ACTIVITIES.................        632               (514)
                                                 -----            -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment......       (134)                (6)
  Purchases of investments.................       (201)               --
  Proceeds from investments................        --                 201
                                                 -----            -------
     NET CASH USED IN (PROVIDED BY)
      INVESTING ACTIVITIES.................       (335)               195
                                                 -----            -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from note payable...............         81                --
  Proceeds from line of credit.............        --                 100
  Principal payments on notes payable......        (82)                (5)
  Repayment of line of credit..............       (110)               --
                                                 -----            -------
     NET CASH USED IN (PROVIDED BY)
      FINANCING ACTIVITIES.................       (109)                95
                                                 -----            -------
NET INCREASE/(DECREASE) IN CASH............        188               (224)
CASH AT BEGINNING OF YEAR..................        185                372
                                                 -----            -------
CASH AT END OF YEAR........................      $ 373            $   148
                                                 =====            =======

                See accompanying notes to financial statements.

                                 TELETRAC, INC.

                       STATEMENT OF SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                  COMMON STOCK
                                                 -------------- RETAINED
                                                 SHARES  AMOUNT EARNINGS TOTAL
                                                 ------- ------ -------- ------
Balance at January 31, 1996..................... 207,815  $51    $  918  $  969
  Net income....................................     --   --        939     939
                                                 -------  ---    ------  ------
Balance at January 31, 1997..................... 207,815   51     1,857   1,908
  Net Income....................................     --   --        245     245
                                                 -------  ---    ------  ------
Balance at April 30, 1997 (unaudited)........... 207,815  $51    $2,102  $2,153
                                                 =======  ===    ======  ======



                See accompanying notes to financial statements.

                                TELETRAC, INC.

                         NOTES TO FINANCIAL STATEMENTS
                            (DOLLARS IN THOUSANDS)

NOTE 1--BACKGROUND AND OPERATIONS

  Teletrac, Inc. (the "Company") was incorporated in the state of California in October 1980. The Company designs, markets, manufactures and sells equipment for the testing of computer disk drives.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue Recognition

  Revenues are recognized at the time of shipment, except for revenues on long-term contracts which are recorded on the percentage of completion method.

  In fiscal 1996, the Company entered into a long-term contract with a customer to manufacture a specific product for the customer. At January 31, 1997 and April 30, 1997 (unaudited), the entire amount of the contract had been billed to the customer and $46 of deferred revenue was recorded relating to the contract. The Company has completed its obligations under the contract during the second quarter of fiscal 1998.

 Significant Customer

  In fiscal 1997, sales to one customer accounted for approximately ten percent of the Company's net sales. This customer accounted for approximately 25 percent and 11 percent (unaudited) of the Company's accounts receivable balance as of January 31, 1997 and April 30, 1997, respectively. Substantially all of this customer's balance has been collected during the second quarter of fiscal 1998.

 Short-Term Investments

  The Company accounts for its investments under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

  At January 31, 1997, short-term investments consisted of two certificates of deposit. As defined by the standard, the Company has classified its investments as "held-to-maturity" investments. Both investments mature in fiscal 1998.

 Inventories

  Inventories include material, labor and overhead, are valued at the lower of cost (first-in, first-out) or market and consist of the following:

                                                         JANUARY 31,  APRIL 30,
                                                            1997        1997
                                                         ----------- -----------
                                                                     (UNAUDITED)
   Raw material.........................................   $  678      $  778
   Work in progress.....................................      497         412
                                                           ------      ------
                                                           $1,175      $1,190
                                                           ======      ======

                                TELETRAC, INC.

                            (DOLLARS IN THOUSANDS)

 Property and Equipment

  Property and equipment is stated at acquisition cost, net of accumulated depreciation and amortization, which is computed using straight-line and accelerated methods over five to seven years.

  Costs of normal maintenance and repairs are charged to expense as incurred. Major replacements or betterments of property and equipment are capitalized. When items are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

 Supplemental Cash Flow Information

  Cash paid for income taxes was approximately $181 and $495 (unaudited) in fiscal 1997 and during the three months ended April 30, 1997, respectively. Cash paid for interest was approximately $14 and $2 (unaudited) in fiscal 1997 and the three months ended April 30, 1997, respectively.

NOTE 3--LINE OF CREDIT

  The Company has entered into a line of credit agreement with a bank under which the Company may borrow up to $300. At January 31, 1997 and April 30, 1997, no amount and $100 were outstanding under the agreement, respectively The agreement expires on May 15, 1997. Borrowings under the agreement bear interest at the bank's reference rate (8.25 percent at January 31, 1997) plus
 .75 percent. The line of credit is secured by essentially all assets of the Company.

NOTE 4--NOTE PAYABLE TO A BANK

  In March 1996, the Company entered into a note payable agreement with a bank under which the Company borrowed $81 for the purchase of equipment. The note is repayable in 48 monthly principal payments of approximately $2 through March 2000. At January 31, 1997 and April 30, 1997, $64 and $59 (unaudited) were outstanding under the agreement, respectively. Borrowings under the agreement bear interest at the bank's reference rate (8.25 percent at January 31, 1997) plus .75 percent. The note is secured by the related equipment.

NOTE 5--INCOME TAXES

  The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109.

  The deferred income tax asset at January 31, 1997 and April 30, 1997 primarily relates to an accrued liability.

  The provision for income taxes is as follows:

                                                  YEAR ENDED  THREE MONTHS ENDED
                                                  JANUARY 31,     APRIL 30,
                                                     1997            1997
                                                  ----------- ------------------
                                                                 (UNAUDITED)
   Current Taxes
     U.S. Federal................................    $495            $126
     State and Local.............................     150              39
                                                     ----            ----
                                                      645             165
                                                     ====            ====
   Deferred Taxes
     U.S. Federal................................      (9)            --
     State and Local.............................      (2)            --
                                                     ----            ----
                                                      (11)            --
                                                     ----            ----
                                                     $634            $165
                                                     ====            ====

                                TELETRAC, INC.

                            (DOLLARS IN THOUSANDS)

  Differences between the provision for income taxes and income taxes at the statutory federal income tax rate are as follows:

                                              YEAR ENDED   THREE MONTHS ENDED
                                              JANUARY 31,       APRIL 30,
                                                 1997             1997
                                              -----------  -------------------
                                                               (UNAUDITED)
Income tax provision at the statutory fed-
 eral rate..................................  $ 535  34.0% $     139      34.0%
State and local income taxes, net of federal
 benefit....................................     96   6.1         26       6.3
Other.......................................      3    .2        --        --
                                              ----- -----  --------- ---------
                                              $ 634  40.3% $     165      40.3%
                                              ===== =====  ========= =========

NOTE 6--COMMITMENTS AND CONTINGENCIES

 Lease Commitment

  The Company leases its facility under an operating lease agreement that expires in July 1999. Future minimum payments relating to this operating lease as of January 31, 1997 are as follows:

       YEAR ENDING
       JANUARY 31,                                                        AMOUNT
       -----------                                                        ------
       1998..............................................................  $121
       1999..............................................................   121
       2000..............................................................    61
                                                                           ----
                                                                           $303
                                                                           ====

  Rental expense relating to the lease for the year ended January 31, 1997 was approximately $108.

 Litigation

  The Company is subject to lawsuits in the normal course of business. In the opinion of management, pending litigation will not result in any material losses to the Company.

NOTE 7--SUBSEQUENT EVENT

  On May 30, 1997, Axsys Technologies, Inc. purchased approximately 85.6 percent of the outstanding common shares of the Company and entered into arrangements where under certain conditions it would acquire the remainder of the Company.

                         INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders Precision Aerotech, Inc. La Jolla, California

  We have audited the accompanying consolidated balance sheets of Precision Aerotech, Inc. and subsidiaries as of April 30, 1995 and 1994 and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended April 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Precision Aerotech, Inc. and subsidiaries as of April 30, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1995, in conformity with generally accepted accounting principles.

                                          McGladrey & Pullen, LLP

San Diego, California
July 19, 1995

                            PRECISION AEROTECH, INC.

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                   APRIL 30,
                                                                ---------------
                                                                 1994    1995
                                                                ------- -------
                        ASSETS (NOTE 6)
CURRENT ASSETS
  Cash......................................................... $   711 $   240
  Accounts receivable, net (Notes 2 and 12)....................   3,967   4,664
  Inventories (Note 3).........................................   6,852   7,700
  Prepaid expenses and other current assets....................      84     103
  Deferred tax assets (Note 10)................................     --      961
                                                                ------- -------
    TOTAL CURRENT ASSETS.......................................  11,614  13,668
                                                                ------- -------
NET PROPERTY, PLANT AND EQUIPMENT (Notes 4 and 8)..............   9,709   9,535
                                                                ------- -------
OTHER ASSETS...................................................      29      75
                                                                ------- -------
    TOTAL ASSETS............................................... $21,352 $23,278
                                                                ======= =======
     LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable............................................. $ 1,208 $ 3,130
  Income taxes payable.........................................     --      235
  Accrued expenses and other current liabilities (Note 9)......   2,698   3,370
  Current portion of long-term debt and capital lease
   obligations (Notes 6 and 8).................................   1,276   1,227
                                                                ------- -------
    TOTAL CURRENT LIABILITIES..................................   5,182   7,962
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, less current
 portion (Notes 6 and 8).......................................  15,427  13,690
DEFERRED TAX LIABILITIES (Note 10).............................     --      820
COMMITMENTS AND CONTINGENCIES (Notes 8 and 15)
SHAREHOLDERS' EQUITY (Notes 6, 7 and 11)
COMMON STOCK, $.01 par value authorized 15,000,000 shares,
 issued and outstanding 789,250 shares.........................       8       8
ADDITIONAL PAID-IN CAPITAL.....................................     735     735
RETAINED EARNINGS since May 1, 1994 ($15,927 accumulated
 deficit eliminated in quasi-reorganization on April 30,
 1994).........................................................     --       63
                                                                ------- -------
    TOTAL SHAREHOLDERS' EQUITY.................................     743     806
                                                                ------- -------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY................. $21,352 $23,278
                                                                ======= =======

          See accompanying notes to consolidated financial statements.

                            PRECISION AEROTECH, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   YEARS ENDED APRIL  30,
                                                  ---------------------------
                                                    1993      1994     1995
                                                  --------  --------  -------
NET SALES (Note 12).............................. $ 47,602  $ 36,528  $35,806
Cost of sales....................................   37,746    28,305   27,007
                                                  --------  --------  -------
GROSS PROFIT.....................................    9,856     8,223    8,799
                                                  --------  --------  -------
Selling, general, and administrative expenses....    8,628     6,353    7,098
Amortization (Note 5)............................    9,477       527        1
Debt restructuring expenses......................    2,529       --       --
(Income) loss on disposal of subsidiaries (Note
 14).............................................    2,165      (378)     (97)
                                                  --------  --------  -------
                                                    22,799     6,502    7,002
                                                  --------  --------  -------
OPERATING INCOME (LOSS) FROM CONTINUING
 OPERATIONS......................................  (12,943)    1,721    1,797
Interest income (expense), net...................   (4,978)   (5,794)  (1,686)
Other income (expense), net......................      (48)       31       45
                                                  --------  --------  -------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
 INCOME TAXES....................................  (17,969)   (4,042)     156
Income taxes (Note 10)...........................      149        43       93
                                                  --------  --------  -------
INCOME (LOSS) FROM CONTINUING OPERATIONS.........  (18,118)   (4,085)      63
                                                  --------  --------  -------
DISCONTINUED OPERATIONS (Note 14):
  Gain (loss) from Aero operations...............      (75)      175      --
                                                  --------  --------  -------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM..........  (18,193)   (3,910)      63
Extraordinary item, gain on troubled debt
 restructuring (Note 6)..........................      --     23,669      --
                                                  --------  --------  -------
NET INCOME (LOSS)................................ $(18,193) $ 19,759  $    63
                                                  ========  ========  =======
EARNINGS PER SHARE:
  Income (loss) from continuing operations....... $(532.44) $(106.33) $  0.08
  Gain (loss) from discontinued operations.......    (2.17)     4.56      --
  Extraordinary item, gain on troubled debt
   restructuring.................................      --     616.05      --
                                                  --------  --------  -------
    Net income (loss)............................ $(534.61) $ 514.28  $  0.08
                                                  ========  ========  =======
Weighted average number of shares outstanding
 (Note 11).......................................   34,483    38,419  789,250
                                                  ========  ========  =======

          See accompanying notes to consolidated financial statements.

                            PRECISION AEROTECH, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                     YEARS ENDED APRIL 30,
                                                    --------------------------
                                                      1993      1994     1995
                                                    --------  --------  ------
CASH FLOW FROM OPERATING ACTIVITIES:
 Net income (loss)................................. $(18,193) $ 19,759  $   63
 Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
  Depreciation and amortization of property, plant
   and equipment...................................    2,538     2,265   2,370
  Other amortization...............................    9,972       527       1
  Gain on troubled debt restructuring..............      --    (23,669)    --
  Provision for losses on accounts receivable......       51        35     --
  Provision for losses on inventory................       32      (330)    222
  (Gain) loss on sale of assets....................      (78)        3     --
  Deferred income taxes............................      --        --     (141)
  Noncash (income) loss on disposal of subsidiaries
   or discontinued operations......................    1,986      (553)    --
  Accrued interest added to long-term debt.........    1,441     3,522     --
  (Increase) decrease in Accounts receivable.......    1,345       593    (697)
  (Increase) decrease in Inventories...............    1,142     3,789  (1,070)
  (Increase) decrease in Prepaid expenses and other
   current assets..................................      187        (3)    (19)
  (Increase) decrease in Other noncurrent assets...       90        25     (45)
  Increase (decrease) in Accounts payable..........   (1,648)   (1,221)  1,922
  Increase (decrease) in Income taxes payable......      --        --      235
  Increase (decrease) in Accrued expenses and other
   current liabilities.............................    2,750    (3,412)    672
                                                    --------  --------  ------
      NET CASH PROVIDED BY OPERATING ACTIVITIES....    1,615     1,330   3,513
                                                    --------  --------  ------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures..............................   (1,144)     (451) (1,000)
 Proceeds from disposal of assets..................      139       490      42
                                                    --------  --------  ------
      NET CASH PROVIDED BY (USED IN) INVESTING
       ACTIVITIES..................................   (1,005)       39    (958)
                                                    --------  --------  ------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Borrowings on long-term debt......................   40,042       --    6,060
 Principal payments on long-term debt and capital
  lease obligations................................  (38,452)   (2,858) (9,086)
                                                    --------  --------  ------
      NET CASH PROVIDED BY (USED IN) FINANCING
       ACTIVITIES..................................    1,590    (2,858) (3,026)
                                                    --------  --------  ------
      NET INCREASE (DECREASE) IN CASH..............    2,200    (1,489)   (471)
 CASH AT BEGINNING.................................      --      2,200     711
                                                    --------  --------  ------
 CASH AT ENDING.................................... $  2,200  $    711  $  240
                                                    ========  ========  ======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid for:
  Interest......................................... $  2,423  $  2,155  $1,575
  Income tax payments..............................      139       284     --
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
 FINANCING ACTIVITIES:
 Equipment acquired under capital leases........... $    794  $    246  $1,239
 Accrued interest added to long-term debt..........    1,441     3,522     --

          See accompanying notes to consolidated financial statements.

                            PRECISION AEROTECH, INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                             (DOLLARS IN THOUSANDS)

                                 SERIES A            SERIES B            SERIES C
                              PREFERRED STOCK    PREFERRED STOCK     PREFERRED STOCK
                              -----------------  ------------------  ------------------
                              SHARES    AMOUNT    SHARES    AMOUNT    SHARES    AMOUNT
                              --------  -------  ---------  -------  ---------  -------
Balance at April 30, 1992....    4,980   $    1     45,188   $    4     79,080   $    8
  Net (loss).................      --       --         --       --         --       --
                              --------   ------  ---------   ------  ---------   ------
Balance at April 30, 1993....    4,980        1     45,188        4     79,080        8
  Reclassification/conversion
   of stock in troubled debt
   restructuring (Notes 6 and
   11).......................   (4,980)      (1)   (45,188)      (4)   (79,080)      (8)
  Reverse stock split common
   stock (Note 11)...........      --       --         --       --         --       --
  Change in common stock par
   value.....................      --       --         --       --         --       --
  Net income.................      --       --         --       --         --       --
  Adjustment for quasi-
   reorganization as of
   April 30, 1994 (Note 7)...      --       --         --       --         --       --
                              --------   ------  ---------   ------  ---------   ------
Balance at April 30, 1994....      --       --         --       --         --       --
  Net income.................      --       --         --       --         --       --
                              --------   ------  ---------   ------  ---------   ------
Balance at April 30, 1995....      --    $   --        --    $   --        --    $  --
                              ========   ======  =========   ======  =========   ======


          See accompanying notes to consolidated financial statements.

                            PRECISION AEROTECH, INC.

                             (DOLLARS IN THOUSANDS)

                                COMMON STOCK      ADDITIONAL RETAINED
                              ------------------   PAID-IN   EARNINGS
                                SHARES    AMOUNT   CAPITAL   (DEFICIT)   TOTAL
                              ----------  ------  ---------- ---------  -------
Balance at April 30, 1992....  3,448,253  $ 345    $ 14,064  $(17,493)  $(3,071)
  Net (loss).................        --     --          --    (18,193)  (18,193)
                              ----------  -----    --------  --------   -------
Balance at April 30, 1993....  3,448,253    345      14,064   (35,686)  (21,264)
  Reclassification/conversion
   of stock in troubled debt
   restructuring (Notes 6 and
   11).......................    754,968      8       2,253       --      2,248
  Reverse stock split common
   stock (Note 11)........... (3,413,971)   --          --        --        --
  Change in common stock par
   value.....................        --    (345)        345       --        --
  Net income.................        --     --          --     19,759    19,759
  Adjustment for quasi-
   reorganization as of
   April 30, 1994 (Note 7)...        --     --      (15,927)   15,927       --
                              ----------  -----    --------  --------   -------
Balance at April 30, 1994....    789,250      8         735       --        743
  Net income.................        --     --          --         63        63
                              ----------  -----    --------  --------   -------
Balance at April 30, 1995....    789,250  $   8    $    735  $     63   $   806
                              ==========  =====    ========  ========   =======


          See accompanying notes to consolidated financial statements.

                           PRECISION AEROTECH, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

 Nature of Business

  The Company manufactures precision assemblies and components used primarily in the aerospace, defense, communication and reprographics industries generally under long-term contracts, which are typically less than three years in duration. The Company's accounts receivable are due primarily from companies in these industries located throughout the United States. Credit is extended based on an evaluation of the customer's financial condition and collateral is not required.

  A summary of the Company's significant accounting policies follows:

 Principles of Consolidation

  The consolidated financial statements include the accounts of Precision Aerotech, Inc. and its subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated.

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market, net of progress payments received. Under the contractual arrangements by which progress payments are received, the customer has a security interest in the inventory identified with related contracts.

 Revenue Recognition

  Revenue is generally recognized on the units-of-delivery method. Sales and costs of sales are generally recognized when inventory manufactured pursuant to a contract is shipped. Provisions are made on a current basis to fully recognize any anticipated losses on contracts.

 Property, Plant and Equipment

  Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Leasehold improvements are amortized on the straight-line method over the shorter of the term of the related lease or the estimated useful life of the improvement. Depreciation of plant and equipment is provided over the estimated useful lives of the respective assets using the straight-line method, typically five to eight years. Amortization of equipment acquired under capital leases is included in depreciation of plant and equipment.

 Excess of Cost Over Fair Value of Purchased Subsidiaries

  Prior to the implementation of the quasi-reorganization, the excess of cost over fair value of purchased subsidiaries was amortized over 20 years using the straight-line method. Annually, management reviewed the unamortized value of the intangibles using a discounted cash flow method of valuation using a rate of 13.5% for each subsidiary having a material balance and reduced their balances if the values were permanently impaired. Due to the elimination of the unamortized balance of the excess of cost over fair value of purchased subsidiaries effective April 28, 1994, there is no remaining balance reflected on the accompanying consolidated balance sheets (see Notes 5 and 7).

 Income taxes

  Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when it is determined to be more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

                           PRECISION AEROTECH, INC.

                            (DOLLARS IN THOUSANDS)


 Research and Development Expense

  The Company incurred and expensed $305, $426 and $553 for research and development during the years ended April 30, 1993, 1994 and 1995, respectively.

 Earnings Per Share

  Earnings per share is computed on the basis of the weighted average number of shares outstanding as restated for the effect of the reverse stock split (see Note 11) after adjusting for dividend requirements of Preferred Stock in 1993 and 1994.

NOTE 2--ACCOUNTS RECEIVABLE

  Following are the components of accounts receivable, substantially all from long-term contracts:

                                                                    APRIL 30,
                                                                  -------------
                                                                   1994   1995
                                                                  ------ ------
   Amounts billed................................................ $4,142 $4,748
   Less allowance for doubtful accounts..........................    175     84
                                                                  ------ ------
                                                                  $3,967 $4,664
                                                                  ====== ======

NOTE 3--INVENTORIES

  The components of inventories, substantially all of which relate to long-term contracts:

                                                                   APRIL 30,
                                                                 -------------
                                                                  1994   1995
                                                                 ------ ------
   Work-in-process and finished components...................... $6,839 $7,528
   Raw materials................................................    233    345
   Less amounts representing progress payments received on
    uncompleted contracts.......................................    220    173
                                                                 ------ ------
                                                                 $6,852 $7,700
                                                                 ====== ======

  Inventories are net of reserves of $583 and $805 at April 30, 1994 and 1995, respectively.

NOTE 4--PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consist of the following:

                                                                    APRIL 30,
                                                                  -------------
                                                                   1994   1995
                                                                  ------ ------
   Land.......................................................... $  465 $  465
   Building and leasehold improvements...........................  2,313  2,417
   Machinery and equipment.......................................  3,369  4,571
   Machinery and equipment under capital leases..................  2,962  3,510
   Furniture and fixtures........................................    600    926
                                                                  ------ ------
                                                                   9,709 11,889
   Less accumulated depreciation and amortization................    --   2,354
                                                                  ------ ------
                                                                  $9,709 $9,535
                                                                  ====== ======

  Included in accumulated depreciation and amortization are amounts related to assets acquired under capital leases of $0 and $607 at April 30, 1994 and 1995, respectively (see Note 7).

                           PRECISION AEROTECH, INC.

                            (DOLLARS IN THOUSANDS)


NOTE 5--EXCESS OF COST OVER FAIR VALUE

  In its annual evaluation of the unamortized value of the excess of cost over fair value of purchased subsidiaries at April 30, 1993, management determined there was an impairment of the value recorded in connection with subsidiaries purchased in 1988. Based upon changes in the national political and economic environment it was felt that this impairment was permanent. Loss from continuing operations reflects a charge of approximately $8,995 for the year ended April 30, 1993 for additional amortization as a result of recording this impairment. In addition, management reevaluated its estimate of the useful life of the excess of cost related to this 1988 acquisition from 40 to 20 years.

  In connection with the comprehensive restructuring accomplished in 1994, the Company implemented a quasi-reorganization and as a result recorded a charge of approximately $7,378 to accumulated deficit to eliminate the remaining unamortized value of the excess of cost over fair value of purchased subsidiaries (see Note 7). The reduction in the intangible asset was a result of the implementation of the quasi-reorganization and was not based on an indication of further impairment using the evaluation method described above.

NOTE 6--DEBT AND CAPITAL LEASE OBLIGATIONS

  Following is a summary of long-term debt and capital lease obligations:

                                                                  APRIL 30,
                                                               ---------------
                                                                1994    1995
                                                               ------- -------
$10,500 term loan bearing interest at 10%, interest payable
 monthly, quarterly principal payments of $101 through
 September 30, 1998 and the unpaid balance due December 31,
 1998(a)(b)................................................... $10,500 $10,096
$2,500 term loan bearing interest at 10% interest payable
 monthly, quarterly principal payments of $24,038 through
 September 30, 1998 and the unpaid balance due December 31,
 1998(a)(b)...................................................   2,500   2,404
$4,000 revolving credit agreement bearing interest at 10%
 interest payable monthly and principal due December 31,
 1998(a)(b)(c)................................................   2,000     360
Obligations under capital leases with interest at 6.7% to
 13.4%, due in monthly installments through December 1998,
 collateralized by certain equipment..........................   1,703   2,057
                                                               ------- -------
                                                                16,703  14,917
Less current portion..........................................   1,276   1,227
                                                               ------- -------
                                                               $15,427 $13,690
                                                               ======= =======

--------
(a) On April 28, 1994 the Company entered into a capital Restructuring agreement with its two primary lending institutions. The Company issued 532,744 shares of common stock to Foothill Capital Corporation (Foothill) and 217,044 shares of common stock to Teachers Insurance and Annuity Association (TIAA) in exchange for amendment of the Company's Senior Credit Agreement to reduce the principal and accrued interest outstanding from $49,767 to $17,000 including a $2,500 note to TIAA in exchange for all of its outstanding 14.5% Guaranteed Senior Subordinated Notes and all of its outstanding Convertible Exchangeable Preferred Stock (Series B) and Convertible Participating Preferred Stock (Series C). Additionally, the holders of the Reincorporation Preferred Stock (Series A) agreed to reclassify their shares into shares of common stock of the Company. Concurrent with the closing of the Restructuring agreement, all series of preferred stock were canceled and the Company is now authorized to only issue shares of common stock. The value assigned to the common shares issued to the lending institutions was $2,249 as of April 28, 1994 based on a "bid" price provided by the NASDAQ in the month prior to the restructuring. There was no significant trading

                           PRECISION AEROTECH, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

   activity between the date of the proxy and the date of the restructuring. The restructuring required four representatives of the creditors serve on the Company's five person Board of Directors. The gain was measured by reducing the recorded obligation prior to restructuring by the value of the common shares issued to the lenders, then comparing this amount to the total future principal and interest payments required under the restructured agreements. The restructuring with TIAA resulted in an extraordinary gain of $23,669 or $616.05 per share. There was no tax effect of the extraordinary gain because a portion of the gain was nontaxable and the remaining portion was offset by utilization of net operating loss carryforwards. This transaction was accounted for in accordance with the Financial Accounting Standards Board Statement No. 15 "Accounting by Debtors and Creditors for Troubled Debt Restructurings."
  In connection with implementation of the quasi-reorganization (see Note 7), the Company recorded a credit of approximately $6,849 to accumulated deficit to eliminate the prospective restructuring interest to reduce the debt to approximate fair market value.
(b) The term loans and revolving credit agreement contain certain restrictive covenants which included, among other things, restrictions on the payments of dividends and the incurrence of additional indebtedness. Substantially all assets of the Company, with the exception of assets acquired and collateralized pursuant to capital lease obligations and amounts representing progress payments received on uncompleted contracts, are pledged as collateral under the term notes and revolving credit agreement.
  Under the term loan and revolving credit agreement, the Company is required to pay the creditor a quarterly commitment fee as long as any amounts are outstanding.
(c) The revolving credit agreement provides for an amount not to exceed the Borrowing Base (as defined). Under the terms of the agreement, amounts borrowed may be repaid and reborrowed at any time prior to the termination date, December 31, 1998. At April 30, 1995, borrowings of $3,640 are available under the agreement.

  Scheduled maturities of long-term debt and capital lease obligations are as follows:

             YEAR ENDING
             APRIL 30,                         AMOUNT
             -----------                       -------
             1996............................. $ 1,227
             1997.............................   1,091
             1998.............................     821
             1999.............................  11,714
             2000.............................      64
                                               -------
                                               $14,917
                                               =======

  The Company had issued warrants prior to the fiscal year ended April 30, 1994 to the senior creditor and senior subordinated note holder, for a total of 457,310 shares (prior to effect of reverse stock split) of its common stock, in consideration for the terms and conditions in the term loan, revolving note and senior subordinated note agreements. The warrants were canceled as part of the debt restructuring.

  Foothill, the holder of the $10,500 term note and the $4,000 revolving credit agreement, became the holder of the majority of the Company's common stock on April 28, 1994. Interest expense on indebtedness to Foothill was $403, $1,500 and $1,205 for the years ending April 30, 1993, 1994 and 1995, respectively.

  TIAA, the holder of the $2,500 term note and former holder of the senior subordinated notes and preferred stock, also became a holder of common stock on April 28, 1994. Interest expense on indebtedness to TIAA amounted to $3,185, $2,887 and $247 for the years ended April 30, 1993, 1994 and 1995, respectively.

                           PRECISION AEROTECH, INC.

                            (DOLLARS IN THOUSANDS)


NOTE 7--QUASI-REORGANIZATION

  After the debt restructuring accomplished on April 28, 1994, the Company implemented, for accounting purposes, a "quasi-reorganization", an elective accounting procedure that permits a company which has emerged from previous financial difficulty to restate its accounts and establish a fresh start in an accounting sense. After implementation of the accounting quasi-reorganization, the Company's assets and liabilities were adjusted to fair value, however these adjustments were limited so as to not increase net assets. The deficit balance in retained earnings was charged to additional paid-in capital. The Company effected the accounting quasi-reorganization as of April 30, 1994.

  The following represents the effects of the reorganization at April 30, 1994:

                                                    PRIOR TO        AFTER
                                                 REORGANIZATION REORGANIZATION
                                                 -------------- --------------
   CURRENT ASSETS...............................    $ 11,614       $11,614
   Property, plant and equipment................       9,180         9,709
   Excess of costs over fair value of purchased
    subsidiaries................................       7,378           --
   Other assets.................................          29            29
                                                    --------       -------
       TOTAL ASSETS.............................    $ 28,201       $21,352
                                                    ========       =======
   CURRENT LIABILITIES..........................    $  5,182       $ 5,182
   Long-term obligations:
     Principal..................................      15,427        15,427
     Interest...................................       6,849           --
                                                    --------       -------
       TOTAL LIABILITIES........................      27,458        20,609
                                                    --------       -------
   COMMON STOCK.................................           8             8
   Additional paid-in capital...................      16,662           735
   RETAINED EARNINGS (deficit)..................     (15,927)          --
                                                    --------       -------
       TOTAL SHAREHOLDERS' EQUITY...............         743           743
                                                    --------       -------
       TOTAL LIABILITIES AND SHAREHOLDERS'
        EQUITY..................................    $ 28,201       $21,352
                                                    ========       =======

NOTE 8--LEASES

  The Company leases a facility in Rochester Hills, Michigan at $216 annually through 1996 and $250 annually through 1999. The lease contains four five-year renewal options with increases in the annual rent of 20% per renewal term. The Company accrues rent expense on a straight-line basis and at April 30, 1994 and 1995, deferred rent was approximately $102 and $105, respectively.

                           PRECISION AEROTECH, INC.

                            (DOLLARS IN THOUSANDS)


  Future minimum payments under the capital leases and noncancellable operating leases with terms of one year or more consist of the following:

           YEAR ENDING                CAPITAL OPERATING
             APRIL 30,                LEASES   LEASES
           -----------                ------- ---------
           1996...................... $  912   $  301
           1997......................    703      277
           1998......................    389      251
           1999......................    385      251
           2000......................     64      125
           Thereafter................    --       --
                                      ------   ------
                                       2,453   $1,205
                                               ======
           Less portion relating to
            interest.................    396
                                      ------
                                      $2,057
                                      ======

  Total rent expense charged to operations, exclusive of property tax, insurance and maintenance, was $641, $393 and $308 during the years ended April 30, 1993, 1994 and 1995, respectively.

  In May 1995, the Company entered into a capital lease agreement for equipment. The lease agreement provides for sixty monthly payments of $11 which have not been included in the future minimum capital lease payments above. The initial present value of the future rental payments calculated at an implied rate of 14.1% is $515.

NOTE 9--ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

  Accrued expenses and other current liabilities consist of the following:

                                                                    APRIL 30,
                                                                  -------------
                                                                   1994   1995
                                                                  ------ ------
   Accrued compensation.......................................... $1,332 $2,149
   Customer advances.............................................    528    213
   State income taxes payable....................................     75    103
   Accrued expenses in connection with disposal of Coast.........     33    --
   Other.........................................................    730    905
                                                                  ------ ------
                                                                  $2,698 $3,370
                                                                  ====== ======

NOTE 10. INCOME TAXES

  Effective May 1, 1993, the Company adopted FASB Statement No. 109, Accounting for Income Taxes. The adoption of Statement 109 changes the Company's method of accounting for income taxes from the deferred method to a liability method. Under the deferred method, the Company deferred the past tax effects of timing differences between financial reporting and taxable income. As explained in Note 1, the liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases.

  The adoption of Statement 109 had no effect on the May 1, 1993 balance sheet.

                           PRECISION AEROTECH, INC.

                            (DOLLARS IN THOUSANDS)


  The components giving rise to deferred taxes described above consist of:

                                                                  APRIL 30,
                                                               ----------------
                                                                1994     1995
                                                               -------  -------
Deferred tax assets:
  Accounts receivable allowances.............................. $    66  $    64
  Inventory allowances........................................     246      313
  Long-term contracts.........................................   1,053    1,051
  Contribution to employee benefit plan.......................     107      --
  State income tax............................................     --        38
  Loan restructuring costs....................................     488      320
  Deferred rent...............................................      37       36
  Accrued vacation............................................     173      234
  Other.......................................................     196      120
                                                               -------  -------
                                                                 2,366    2,176
Less valuation allowance......................................   1,006    1,026
                                                               -------  -------
                                                                 1,360    1,150
                                                               -------  -------
Deferred tax liabilities:
  Property and equipment......................................  (1,360)  (1,009)
                                                               -------  -------
                                                               $   --   $   141
                                                               =======  =======

  The components giving rise to the net deferred tax assets described above have been included in the accompanying consolidated balance sheet as follows:

                                                                       APRIL 30,
                                                                         1995
                                                                       ---------
   Current assets.....................................................   $ 961
   Noncurrent (liabilities)...........................................    (820)
                                                                         -----
                                                                         $ 141
                                                                         =====

  A valuation allowance was established for the net deferred tax assets for which the ultimate realization depends on the Company's ability to generate sufficient taxable income in the future. The Company has undergone substantial restructuring (see Note 6), however, due to the nature of the deferred tax assets and historical results of operations, a valuation allowance of $1,026 and $1,006 was recorded as of April 30, 1995 and 1994, respectively. If the Company is able to generate sufficient taxable income in the future through operating results or tax planning opportunities, reductions in the valuation allowance established as of April 30, 1994 will be recorded by a charge directly to additional paid-in capital as required after implementation of the quasi-reorganization (see Note 7).

  Because of limitations imposed by the tax laws on the Company due to the occurrence of an ownership change (see Note 6), all unused net operating loss carryforwards generated prior to 1994 were eliminated as of April 30, 1994.

                           PRECISION AEROTECH, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended April 30, 1995, 1994 and 1993 due to the following:

                                                               APRIL 30,
                                                          ----------------------
                                                          1993(A)   1994    1995
                                                          -------  -------  ----
Computed "expected" tax expense (credit)................. $(2,953) $(1,757) $ 54
Increase (decrease) in income taxes resulting from:
  Losses for which no current benefit is available.......   2,953    1,757   --
  State taxes, net of federal tax benefits, if any.......     149       43    19
  Change in valuation allowance..........................     --       --     20
                                                          -------  -------  ----
                                                          $   149  $    43  $ 93
                                                          =======  =======  ====

--------
(a) As computed in accordance with APB Opinion No. 11.

  The provision for income taxes charged to operations for the year ended April 30, 1995 consist of $234 of currently payable income taxes and a deferred tax benefit of $141. The income taxes in the consolidated statements of operations consist of current state income taxes for the years ended April 30, 1993 and 1994.

  An examination of the Company's Alabama Franchise Tax returns by the Alabama Department of Revenue for the years 1989 through 1994 has been completed.

  Notices for the years 1989 through 1994 assess additional taxes. The Company is contesting the proposed additional taxes, which relate primarily to the inclusion of various liability and equity accounts in the tax base of Alabama and amount to approximately $388 (plus penalties and interest) for the years 1989 through 1994 combined, after giving effect to offsetting adjustments available to the Company. Management intends to contest the Department of Revenue's position and believes that the contested additional taxes will be substantially reduced from those proposed by the agents.

  No accrual has been made in the financial statements for the contested adjustments since the ultimate liability, if any, cannot be reasonably estimated. Any ultimate liability is not expected to be material in relation to the consolidated financial position of the Company, but could be material in relation to the earnings of the period in which a determination occurs.

NOTE 11--STOCK TRANSACTIONS

  On April 28, 1994 the Board of Directors authorized, and the Company executed, a 1-for-100 reverse stock split with respect to the Company's common stock, thereby decreasing the number of issued and outstanding shares to 789,250. Additionally, the par value of each share was decreased to $0.01. Certain references in the accompanying consolidated financial statements to the number of common shares for 1993 have been restated to reflect the reverse stock-split. Weighted average number of shares outstanding for calculation of earnings per share have been restated for the year ended April 30, 1993 to reflect the reverse stock split.

  In connection with the Company's capital restructuring agreement, the holders of Series A preferred stock agreed to reclassify their shares into shares of common stock of the Company. The Series B and Series C holder exchanged those shares for debt (see Note 6).

  In May 1989, the Company registered 850,000 shares (prior to effect of reverse stock split) of common stock with the Securities and Exchange Commission pursuant to the Amended and Restated 1986 Stock Option

                           PRECISION AEROTECH, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Plan of Precision Aerotech, Inc. (the Stock Option Plan) and the Stock Bonus Plan for Key Employees of Precision Aerotech, Inc. (the Stock Bonus Plan).

  The Stock Option Plan provides for the granting of options for up to 350,000 shares (prior to effect of reverse stock split) of its common stock to employees for a price not less than the fair market value of the stock at the date of grant. The term of the options cannot exceed ten years and no option may be exercised during the first year after such option is granted.

  The following table summarizes stock option activity for the three years ended April 30, 1995:

                                                  NUMBER OF        PRICE
                                                   SHARES        PER SHARE
                                                  ---------  ------------------
Outstanding at April 30, 1992....................  344,550     $1.00 to $7.25
  Expired or forfeited...........................  (16,450)        $1.00
                                                  --------   ------------------
Outstanding at April 30, 1993....................  328,100     $1.00 to $7.25
  Expired or forfeited...........................  (23,350)    $1.00 to $7.25
  Effects of reverse stock split................. (301,702)         --
                                                  --------   ------------------
Outstanding at April 30, 1994....................    3,048   $100.00 to $725.00
  Expired or forfeited...........................   (1,902)  $100.00 to $725.00
                                                  --------   ------------------
Outstanding at April 30, 1995....................    1,146   $100.00 to $725.00
                                                  ========   ==================

  At April 30, 1995, 1,146 options (after effect of reverse stock split) were exercisable. Options to purchase 2,354 shares were available for grant at April 30, 1995.

  The Stock Bonus Plan provides that any key employee of the Company is eligible to be granted a stock bonus. The stock bonus will be determined by the stock bonus committee in its sole discretion. The plan covers 50 shares (after effect of reverse stock split) of the Company's unissued common stock.

  The former Chairman of the Board has a stock appreciation right with respect to 500 shares (after effect of reverse stock split) of common stock under which he could receive cash equal to the difference between the market value of the stock on the date of grant ($62.50, as adjusted for effect of reverse stock split) and on the date the right is exercised. The right became vested in February 1992 and is exercisable for four years thereafter.

  Following is a summary of common stock reserved for future issuance:

                                                                      APRIL 30,
                                                                     -----------
                                                                     1994  1995
                                                                     ----- -----
The Amended and Restated 1989 Stock Option Plan..................... 3,500 3,500
The Stock Bonus Plan for Key Employees.............................. 3,747 3,747
                                                                     ----- -----
                                                                     7,247 7,247
                                                                     ===== =====

NOTE 12--OPERATIONS

 Major customers

  Sales to a major customer in the Precision Machining and Assembly segment aggregated 22%, 15% and 17% for the years ended April 30, 1993, 1994 and 1995. In addition, sales to another customer in the optical systems segment aggregated 15% in 1995. Accounts receivable from these two customers were $623 and $538, respectively at April 30, 1995.

                           PRECISION AEROTECH, INC.

                            (DOLLARS IN THOUSANDS)


 Termination payments

  During the year ended April 30, 1994, the Company recognized $3,540 in settlement revenue including gross profit of $1,989 on contracts terminated by customers for convenience.

NOTE 13. EMPLOYEE BENEFIT PLANS

  The Company's subsidiaries maintain various defined contribution employee benefit plans covering substantially all employees. These plans include primarily a salary deferred plan under Section 401(k). There are no minimum funding requirements for any plans and contributions to the plans are discretionary. Amounts charged to operations pursuant to such plans were $298, $358 and $214, during the years ended April 30, 1993, 1994 and 1995, respectively.

NOTE 14--DISPOSAL OF SUBSIDIARIES

  The Company decided to terminate operations at its Coast Aerotech, Inc. (Coast) subsidiary effective as of February 1, 1993. Coast was included in the Precision Machining and Assembly segment and was an assembler of welded tube and duct assemblies, hose and bellows components and dip brazing. Coast's sales for the year ended April 30, 1993 were $5,784. At April 30, 1993, the Company recorded a provision for disposition in the amount of $2,165 for costs estimated to be incurred prior to Coast's disposition. During the year ended April 30, 1994 it was determined that the provision for disposition recorded April 30, 1994 was in excess of the costs to discontinue the operations of Coast. As a result, $378 is included as income on disposal of subsidiaries for the year ended April 30, 1994. During 1995 Coast collected an additional $97 from a customer for payment for intellectual property. This amount is shown as income on disposal of subsidiaries for the year ended April 30, 1995.

  During 1991, the Company decided to liquidate its Aero Technologies, Inc.
(Aero) subsidiary and all of its machinery and equipment was auctioned with the proceeds used to pay off existing obligations. The land and building were offered for sale and a provision for anticipated losses was recorded which included an amount to reduce the carrying value to an expected net realizable value of $200. During the year ended April 30, 1994, the Company decided to utilize the Aero land and buildings as a manufacturing facility and, therefore, were reclassified at April 30, 1994 to property, plant and equipment of the Precision Machining and Assembly segment. The facility has been revalued at an economic use amount rather than the net realizable value used at April 30, 1994. This change in value along with completion of the other phase-out costs resulted in a gain from discontinued operations in the amount of $175 for the year ended April 30, 1994.

NOTE 15--CONTINGENCIES

  The Company has been identified as one of many potentially responsible parties (PRP's) for cleanup at a Government licensed, third party waste disposal site and, separately at a plant site sold by one of the subsidiaries 12 years prior to Precision Aerotech, Inc.'s ownership.

  In the first matter, the Environmental Protection Agency (EPA) has notified the Company, along with many other parties, that it is potentially liable for costs related to removal of materials and remediation of damage that may have been caused by hazardous substances at a licensed third-party waste disposal site. Management intends to respond by cooperating with all EPA requests. The EPA has notified the Company that it has completed the cleanup of the site at a cost of $4,721 and has made a demand seeking payment. The EPA is currently negotiating a potential global settlement agreement with the PRP's. However, if a global settlement is not achieved, the EPA reserves the right to determine an allocation formula and tender prorated settlement offers on a take-it or leave-it basis. Based on information provided by the EPA, management has estimated the future liability for the

                           PRECISION AEROTECH, INC.

                            (DOLLARS IN THOUSANDS)

Company's portion of the cleanup to be no more than approximately $75. The estimate is based on the current EPA calculation of the Company's proportional share of responsibility based on the ratio of the Company's gallonage at the site compared to the total gallonage of all PRP's. Joint and several liabilities among the PRP's can be imposed. Joint and several liability means that any one party could theoretically be liable for the entire cleanup. In light of the large number of PRP's, the Company believes this is highly unlikely. However, the large number of PRP's does not change the maximum theoretical exposure of joint and several liabilities. It was also hoped that the site insurance carrier would be obligated to contribute to the cleanup costs. To date, there has been no contribution by the insurance carrier and it is unlikely that any such contribution will occur. Management's estimate of the future liability does not include any assumed amounts to be recovered from the insurance carrier.

  In the second matter, during the process of selling the property, the current owner of the plant site has made various assertions regarding environmental contamination at the site and the potential it may incur significant remediation costs. No litigation has been brought against the Company. Management denies that it is liable for any potential contamination at the site, which was never occupied or used during Precision Aerotech, Inc. ownership, and intends to vigorously contest any claims related thereto. The Company's legal counsel is unable to assess the extent of the Company's exposure or form a judgment as to the likelihood of an unfavorable outcome in this matter, if any, until further documentation and more complete factual allegations are provided.

  The Company is also subject to lawsuits and claims which arise out of the normal course of business. In the opinion of management, based upon the opinions of legal counsel, the disposition of such actions of which it is aware will not have a material effect on the consolidated financial position, results of operations or liquidity of the Company.

NOTE 16--BUSINESS SEGMENTS

  Precision Aerotech, Inc. currently consists of two operating segments. The Precision Machining and Assembly segment include the following areas of activity: (i) precision machining, assembly, bending, metal forming, spinning and joining of military and commercial aircraft parts, integration of parts into complex mechanical and electrical assemblies for aircraft; and (ii) ultra precision machining and the machining of exotic and difficult materials used in static and dynamic structures in airborne vehicle space systems. The Optical Systems segment designs, assembles, manufactures and services optical systems which are used in reprographics, communications and defense applications.

                           PRECISION AEROTECH, INC.

                            (DOLLARS IN THOUSANDS)


  A summary of information about the Company's operations by segment are as follows:

                                                       YEAR ENDED APRIL 30,
                                                     --------------------------
                                                       1993     1994     1995
                                                     --------  -------  -------
NET SALES:
Precision Machining and Assembly
  Unaffiliated Customers............................ $ 38,244  $27,488  $24,459
  Intersegment......................................      624    1,092    1,213
Optical Systems
  Unaffiliated Customers............................    9,358    9,040   11,347
  Intersegment......................................      417      384      408
Less Intersegment Sales.............................   (1,041)  (1,476)  (1,621)
                                                     --------  -------  -------
    TOTAL NET SALES................................. $ 47,602  $36,528  $35,806
                                                     ========  =======  =======
OPERATING INCOME (LOSS)(a):
Precision Machining and Assembly(b)
  Unaffiliated Customers............................ $(13,273) $ 1,399  $   650
  Intersegment......................................       28      --       (21)
Optical Systems.....................................      --
  Unaffiliated Customers............................      226      290    1,144
  Intersegment......................................       76       32       24
                                                     --------  -------  -------
    TOTAL OPERATING INCOME.......................... $(12,943) $ 1,721  $ 1,797
                                                     ========  =======  =======
ASSETS(c):
Precision Machining and Assembly(b)................. $ 24,494  $15,417  $17,249
Optical Systems.....................................    7,861    4,484    4,465
Corporate Assets....................................    3,584    1,451    1,564
Assets of Discontinued Operations...................      265      --       --
                                                     --------  -------  -------
    TOTAL ASSETS.................................... $ 36,204  $21,352  $23,278
                                                     ========  =======  =======
DEPRECIATION AND AMORTIZATION:
Precision Machining and Assembly(b)................. $ 11,552  $ 2,168  $ 1,903
Optical Systems.....................................      433      634      458
                                                     --------  -------  -------
    TOTAL DEPRECIATION AND AMORTIZATION............. $ 11,985  $ 2,802  $ 2,361
                                                     ========  =======  =======
CAPITAL EXPENDITURES:
Precision Machining and Assembly.................... $  1,397  $   528  $ 1,847
Optical Systems.....................................      531      164      392
                                                     --------  -------  -------
    TOTAL CAPITAL EXPENDITURES...................... $  1,928  $   692  $ 2,239
                                                     ========  =======  =======

--------
(a) Reflected in operating loss for the year ended April 30, 1993 are costs associated with the Corporate debt restructuring activities. These costs as allocated amounted to $1,500 to the Precision Machining and Assembly Segment and $400 to the Optical Systems Segment.
(b) During the year ended April 30, 1993, an impairment in excess of cost over fair value of purchased subsidiaries, in the amount of $8,995 was charged to operations (see Note 5).
(c) In connection with the comprehensive restructuring accomplished in 1994, the Company implemented a quasi-reorganization and as a result recorded a charge of approximately $7,378 to accumulated deficit to eliminate the remaining unamortized value of the excess of cost over fair value of purchased subsidiaries (see Note 7).

                            PRECISION AEROTECH, INC.

                     CONSOLIDATED CONDENSED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                          APRIL 30, JANUARY 31,
                                                            1995       1996
                                                          --------- -----------
                                                                    (UNAUDITED)
                         ASSETS
CURRENT ASSETS:
  Cash..................................................   $   240    $   --
  Accounts receivable, net..............................     4,664      5,500
  Inventories...........................................     7,700      9,057
  Deferred tax assets...................................       961      1,003
  Prepaid expenses and other current assets.............       103        127
                                                           -------    -------
    TOTAL CURRENT ASSETS................................    13,668     15,687
NET PROPERTY, PLANT & EQUIPMENT.........................     9,535      9,576
OTHER NON-CURRENT ASSETS................................        75         39
                                                           -------    -------
    TOTAL ASSETS........................................   $23,278    $25,302
                                                           =======    =======
          LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable......................................   $ 3,130    $ 4,272
  Income taxes payable..................................       235        654
  Current portion of long-term debt and capital lease
   obligation                                                1,227      1,455
  Accrued expenses......................................     3,370      3,013
                                                           -------    -------
    TOTAL CURRENT LIABILITIES...........................     7,962      9,394
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, less
 current portion........................................    13,690     13,506
DEFERRED TAX LIABILITIES................................       820        659
SHAREHOLDERS' EQUITY:
COMMON STOCK............................................         8          8
ADDITIONAL PAID-IN CAPITAL..............................       735        735
RETAINED EARNINGS since May 1, 1994 ($15,927 accumulated
 deficit eliminated in quasi-reorganization)............        63      1,000
                                                           -------    -------
    TOTAL SHAREHOLDERS' EQUITY..........................       806      1,743
                                                           -------    -------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..........   $23,278    $25,302
                                                           =======    =======


     See accompanying notes to consolidated condensed financial statements.

                            PRECISION AEROTECH, INC.

          CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS--(UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             NINE MONTHS ENDED
                                                                JANUARY 31,
                                                             ------------------
                                                               1995      1996
                                                             --------  --------
NET SALES................................................... $ 25,134  $ 32,819
Cost of sales...............................................   19,582    24,484
                                                             --------  --------
GROSS PROFIT................................................    5,552     8,335
Selling, general and administrative expenses................    4,970     5,587
(Income) on disposal of subsidiary..........................      (97)      --
                                                             --------  --------
OPERATING INCOME............................................      679     2,748
Interest expense............................................   (1,288)   (1,201)
Other income (expense), net.................................       27        16
                                                             --------  --------
TOTAL OTHER EXPENSE.........................................   (1,261)   (1,185)
                                                             --------  --------
INCOME (LOSS) BEFORE INCOME TAXES...........................     (582)    1,563
INCOME TAX EXPENSE..........................................       19       626
                                                             --------  --------
NET INCOME (LOSS)........................................... $   (601) $    937
                                                             ========  ========
EARNINGS (LOSS) PER SHARE................................... $   (.76) $   1.19
                                                             ========  ========
Weighted average number of common shares outstanding........  789,250   789,250


     See accompanying notes to consolidated condensed financial statements.

                            PRECISION AEROTECH, INC.

               CONSOLIDATED STATEMENTS OF CASH FLOW--(UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                            NINE MONTHS ENDED
                                                               JANUARY 31,
                                                            ------------------
                                                              1995      1996
                                                            --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)......................................... $   (601) $    937
 Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Depreciation and amortization of property, plant and
     equipment.............................................    1,781     1,802
    Deferred income taxes..................................      --       (203)
    Provision for losses on inventory......................       27      (104)
    Loss on disposal of assets.............................        2       --
    Decrease (increase) in accounts receivable.............      (54)     (836)
    Decrease (increase) in inventories.....................     (434)   (1,253)
    Decrease (increase) in prepaid expenses and other
     current assets........................................      (75)      (24)
    Decrease (increase) in non-current assets..............      (45)       36
    Increases (decrease) in accounts payable...............    1,235       796
    Increases (decrease) in accrued expenses...............      219      (357)
    Increases (decrease) in income taxes payable...........      --        419
                                                            --------  --------
      NET CASH PROVIDED BY OPERATING ACTIVITIES............    2,055     1,213
                                                            --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES
    Capital expenditures...................................     (584)     (554)
    Proceeds from disposal of assets.......................        1       --
                                                            --------  --------
      NET CASH (USED IN) INVESTING ACTIVITIES..............     (583)     (554)
                                                            --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Borrowings on long-term debt...........................    3,828     6,300
    Principal payments on long-term debt and capital lease
     obligations...........................................   (5,794)   (7,545)
    Outstanding checks in excess of available cash
     balances..............................................      --        346
                                                            --------  --------
      NET CASH (USED IN) FINANCING ACTIVITIES..............   (1,966)     (899)
                                                            --------  --------
      NET (DECREASE) IN CASH...............................     (494)     (240)
CASH AT BEGINNING OF PERIOD................................      711       240
                                                            --------  --------
CASH AT END OF PERIOD...................................... $    217  $    --
                                                            ========  ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid for:
   Interest................................................ $  1,288  $  1,201
   Income taxes............................................      --        423
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
 ACTIVITIES
Capital equipment acquired under capital leases............    1,222     1,289

     See accompanying notes to consolidated condensed financial statements.

       NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

                               JANUARY 31, 1996
                            (DOLLARS IN THOUSANDS)

NOTE A--INTERIM FINANCIAL STATEMENTS

  The preceding interim consolidated condensed financial statements ("statements") should be read in conjunction with the Registrant's audited financial statements for the year ended April 30, 1995.

  The preceding statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of financial position at January 31, 1996 and the results of operations for the period then ended. All adjustments are of a normal recurring nature. The financial statements have not been audited or reviewed.

NOTE B--BACKLOG

  Backlog of unfilled orders for which contractual commitments have been received as of January 31, 1996 was $32,600.

                           PRODUCTS AND CAPABILITIES

OPTICS

Pictures with title description: the reflective front surface and the light-weighted back of a beryllium mirror used for an electro-optic sensor system, accompanied by the following additional language: designs and manufactures precision metal optics, fabricated from either beryllium or aluminum, for use as rotary monogons and polygons, as well as fold, head and aspheric mirrors, using sophisticated processing equipment

PRECISION MACHINING SERVICES

Picture with title description: a machinist measuring a product that has just been machined described as microprecision machining of an inertial measurement unit, accompanied by the following additional language: machines large and complex structures from specialty materials such as beryllium and quartz, to a tolerance of 0.025 microns in multiple axes

ELECTRONICS

Picture with title description: laser interferometers and optical encoder, accompanied by the following additional language: designs and manufactures opto-electronic sensors such as encoders and laser interferometers, as well as high-performance motor drives, speed and position controllers

MAGNETICS

Picture with title description: assortment of high-performance motors, accompanied by the following additional language: designs and manufactures high-performance AC, brush and brushless DC motors and precision resolvers using state-of-the-art magnetic designs and technologies

SYSTEMS INTEGRATION

Picture with title description: a large area flat panel electrical prober, accompanied by the following additional language: integrates motion control components and subsystems into higher-level systems, which incorporate machine vision, robotic material handling and precision linear and rotary actuation

BEARINGS & CONNECTORS

Picture with title description: precision ball bearings and connectors, accompanied by the following additional language: designs and manufactures terminal blocks and connectors and distributes precision ball bearings and value-added services [Company Logo here]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this of-fering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been au-thorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solici-tation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that information herein is correct as of any time subsequent to the date hereof.

                               -----------------

                               TABLE OF CONTENTS

                               -----------------

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  12
Price Range of Common Stock..............................................  13
Dividend Policy..........................................................  13
Capitalization...........................................................  14
Dilution.................................................................  15
Selected Consolidated Financial Data.....................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  26
Management...............................................................  36
Certain Transactions.....................................................  43
Principal and Selling Shareholders.......................................  45
Description of Capital Stock.............................................  47
Shares Eligible for Future Sale..........................................  51
Underwriting.............................................................  53
Legal Matters............................................................  54
Experts..................................................................  54
Available Information....................................................  54
Glossary of Terms........................................................  56
Index to Consolidated Financial Statements............................... F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,528,550 SHARES

                            [LOGO]AXSYS
                                 ------------
                                 TECHNOLOGIES

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------

                             Montgomery  Securities

                                  Furman Selz

                            Oppenheimer & Co., Inc.

                                       , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The Company estimates that expenses in connection with the issuance and distribution of the securities being registered hereby will be as follows:

      SEC Registration Fee......................................... $18,277.47
      Nasdaq National Market Additional Listing Fee................  17,500.00
      NASD Filing Fee..............................................   6,531.57
      Transfer Agent and Registrar Fee and Expenses................     **
      Legal Fees and Expenses......................................     **
      Accounting Fees and Expenses.................................     **
      Blue Sky Fees and Expenses...................................     **
      Printing Expenses............................................     **
      Miscellaneous................................................     **
                                                                    ----------
          Total.................................................... $    **   *
                                                                    ==========

     --------
      * Of this amount, $    is payable by certain selling shareholders,
        with the remainder to be paid by the Company.
     ** To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company, as a Delaware corporation, is empowered by Section 145 of the DGCL, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made or threatened to be made a party by reason of his being or having been a director, officer, employee or agent of the Company. The DGCL provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise.

  Section 7 of the Certificate of Incorporation, provides that a director will not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is subsequently amended to permit further elimination or limitation of the personal liability of directors, the liability of a director of the Company will be eliminated or limited to the fullest extent permitted by the DGCL as amended.

  The Certificate of Incorporation provides that each person who is involved in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not by or in the right of the Company) by reason of the fact that he or she is or was a director, officer, incorporator, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, incorporator, employee, or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, will be indemnified by the Company to the full extent permitted by the DGCL, against expenses (including attorneys' fees), judgments, fines (including excise taxes assessed on a person with respect to an employee benefit plan), and amounts paid in settlement incurred by him in connection with such action, suit, or proceeding. Such right of indemnification shall continue as to a person who has ceased to be a director, officer, incorporator, employee, or agent and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification rights conferred by the Certificate of Incorporation are not exclusive of any other right to which a person seeking indemnification may be entitled under any law, by-law, agreement, vote of shareholders or disinterested directors or otherwise. The Company is authorized to purchase and maintain (and the Company expects to maintain) insurance on behalf of its directors or officers.

  In addition, the Company has entered into indemnification agreements (the "Indemnification Agreements") with each of its directors and officers. The Indemnification Agreements (i) confirm to officers and directors the indemnification provided to them in the Certificate of Incorporation, (ii) provide officers and directors with procedural protections in the event that they are sued in their capacity as director or officer and (iii) provide additional indemnification rights.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The Registrant maintains a directors' and officers' insurance policy. Such policy provides for coverage of up to $10,000,000.

  Reference is made to Section 8 of the Underwriting Agreement, the proposed form of which will be filed as Exhibit 1(1), in which the Underwriters agree to indemnify the directors and officers of the registrant and certain other persons, against civil liabilities, including certain liabilities under the Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  Since September 1, 1994, the Registrant issued and sold unregistered securities in the following transactions, each of which was exempt pursuant to
Section 4(2) of the Act. In connection with each such issuance, the recipient represented that it was an "accredited investor" as such term is defined in Regulation D under the Act.

  On April 25, 1996, the Company issued three warrants to purchase an aggregate of 1,542,700 shares of Common Stock. After giving effect to the Company's one-for-five reverse stock split, the number of shares of Common Stock issuable upon exercise of such warrants is 308,540. See "Description of Capital Stock--Warrants."

  On May 30, 1997, the Company completed the acquisition of Teletrac for a purchase price of approximately $9.9 million, including the issuance of 153,000 shares of Common Stock, 53,000 of which were issued at the closing, and 100,000 of which are issuable pursuant to the terms of the Stockholder Agreement.

  No underwriter was employed by the Registrant in connection with the issuance and sale of the securities described above.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (A) EXHIBITS.

   EXHIBIT
   NUMBER                         DESCRIPTION OF DOCUMENT
   -------                        -----------------------
   **1(1)  Form of Underwriting Agreement.
     3(1)  Certificate of Incorporation of the Company (filed as Exhibit 1 to the Company's Form 8-A, dated August 8, 1991 (the "Form 8-A") and incorporated herein by reference).
     3(2)  Amendment to Certificate of Incorporation (filed as Exhibit 3 to the
            Company's Form 10-QA-1 for the fiscal quarter ended September 30,
            1996 (the "September 30, 1996 Form 10-Q") and incorporated herein by reference).
     3(3)  Amendment to Certificate of Incorporation (filed as Exhibit 3(i) to the Company's Form 8-K dated December 23, 1996 (the "December 23,
            1996 Form 8-K") and incorporated herein by reference).
   **3(4)  Proposed Amendment to Certificate of Incorporation.
     3(5)  By-Laws of the Company (filed as Exhibit 2 to the Form 8-A and incorporated herein by reference).
     4(1)  Warrant, dated as of July 20, 1994, granted by the Company in favor of The CIT Group/Credit Finance, Inc. (filed as Exhibit 10(9) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1994 and incorporated herein by reference).
     4(2)  Warrant, dated April 25, 1996, granted by the Company in favor of
            Banque Paribas (filed as Exhibit 4.1 to the May 7, 1996 Form 8-K and incorporated herein by reference).
     4(3)  Warrant, dated April 25, 1996, granted by the Company in favor of
            Paribas Principal, Inc. (filed as Exhibit 4.2 to the May 7, 1996
            Form 8-K and incorporated herein by reference).
     4(4)  Warrant, dated April 25, 1996, granted by the Company in favor of
            Donaldson, Lufkin & Jenrette Securities Corporation (filed as
            Exhibit 4(8) to the Company's Annual Report on Form 10-K for the
            fiscal year ended December 31, 1996 and incorporated herein by reference).
     4(5)  Warrant Purchase Agreement, dated April 25, 1996, between the
            Company, Paribas Principal, Inc. and Banque Paribas (filed as
            Exhibit 4.3 to the May 7, 1996 Form 8-K and incorporated herein by reference).
    *4(6)  Stockholder Agreement, dated as of May 30, 1997, by and between the
            Company and David Barker, Richard Howitt, William Hurst, William
            Kingsbury and Barton Norton.
   **5(1)  Opinion of Fried, Frank, Harris, Shriver & Jacobson as to legality of the securities registered hereunder.
    10(1)  Indenture of Trust by and between the Industrial Development
            Authority of the State of New Hampshire and Laconia Peoples
            National Bank and Trust Company for $3,000,000 principal amount of
            Industrial Development Authority of the State of New Hampshire
            Floating Rate Monthly Demand Industry Facility Bonds (filed as
            Exhibit 10(18) to the Company's Annual Report on Form 10-K for the
            fiscal year ended December 28, 1985 (the "1985 Form 10-K") and incorporated herein by reference).
    10(2)  Loan Agreement by and among the Industrial Development Authority of the State of New Hampshire, the Company and V Land Corporation for
            $3,000,000 principal amount of Industrial Development Authority of the State of New Hampshire Floating Rate Monthly Demand Industry
            Facility Bonds (filed as Exhibit 10(19) to the 1985 Form 10-K and incorporated herein by reference).
    10(3)  Credit Agreement, dated April 25, 1996, between the Company, various banks named therein and Banque Paribas, as Agent (filed as Exhibit
            10.1 to the Company's Form 8-K, dated May 7, 1996 (the "May 7, 1996
            Form 8-K") and incorporated herein by reference).
    10(4)  Security Agreement, dated April 25, 1996, between the Company, various subsidiaries of the Company and Banque Paribas, as
            Collateral Agent (filed as Exhibit 10.2 to the May 7, 1996 Form 8-K and incorporated herein by reference).

   EXHIBIT
   NUMBER                         DESCRIPTION OF DOCUMENT
   -------                        -----------------------
     10(5)  Pledge Agreement, dated April 25, 1996, between the Company, various subsidiaries of the Company and Banque Paribas as
             Collateral Agent (filed as Exhibit 10.3 to the May 7, 1996 Form 8-
             K and incorporated herein by reference).
     10(6)  Subsidiaries Guaranty, dated April 25, 1996, by various subsidiaries of the Company (filed as Exhibit 10.4 to the May 7,
             1996 Form 8-K and incorporated herein by reference).
     10(7)  First Amendment to Credit Agreement (filed as Exhibit 10 to the
             September 30, 1996 Form 10-Q and incorporated herein by
             reference).
     10(8)  Second Amendment to Credit Agreement (filed as Exhibit 10 to the
             Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997 (the "June 30, 1997 Form 10-Q") and
             incorporated herein by reference).
     10(9)  Third Amendment to Credit Agreement (filed as Exhibit 10 to the
             June 30, 1997 Form 10-Q and incorporated herein by reference).
   **10(10) Fourth Amendment to Credit Agreement.
     10(11) Stock Purchase Agreement by and between the Company, Teletrac, Inc.
             and David Barker, Richard Howitt, William Hurst, William
             Kingsbury, Barton Norton, John Van Dyke and Mary Erdahl (filed as
             Exhibit 2 to the Company's Form 8-K, dated May 30, 1997 and incorporated herein by reference).
     10(12) Agreement and Plan of Merger, dated as of February 16, 1996, between the Company, PA Acquisition Corporation and Precision
             Aerotech, Inc. (filed as Exhibit 10(40) to Company's Form 10-K for the fiscal year-ended December 31, 1995 and incorporated herein by reference).
     10(13) Stock Purchase Agreement, dated as of November 26, 1996, as amended
             December 11, 1996, between the Company, Precision Aerotech, Inc.,
             Tru-Circle Corporation and Tru-Circle Manufacturing, Inc. (filed as Exhibit 2 to the December 23, 1996 Form 8-K and incorporated herein by reference).
     10(14) Form of Indemnification Agreement (filed as Exhibit 10(16) to the
             Company's Form 10-K for the fiscal year ended December 30, 1990
             (the "1990 Form 10-K") and incorporated herein by reference).
    *10(15) Severance Agreement between the Company and Mr. Kunzmann dated as of June 10, 1996.
    *10(16) Severance Agreement between the Company and Mr. Stern dated as of
             June 10, 1996.
     10(17) Vernitron Corporation Long-Term Stock Incentive Plan (filed as
             Exhibit 10(16) to the Company's Annual Report on Form 10-K for the
             fiscal year ended December 30, 1991 (the "1991 Form 10-K") and incorporated herein by reference).
    *10(18) Employment Agreement between Richard Howitt and Teletrac, dated as of May 30, 1997.
    *10(19) Non-Competition Agreement between Richard Howitt and the Company, dated as of May 30, 1997.
     10(20) Form of Stock Option Agreement, dated as of September 30, 1991
             (filed as Exhibit 10(17) to the 1991 Form 10-K and incorporated herein by reference).
    *10(21) Teletrac, Inc. Management Incentive Compensation Plan.
    *10(22) Summary of Annual Incentive Plan.
   **10(23) Supplemental Revenue Growth Incentive Plan.
    *10(24) Assumption Agreement, dated as of May 30, 1997, made by Teletrac,
             Inc.
    *21(1)  Subsidiaries of the Registrant.
    *23(1)  Consent of Arthur Andersen LLP.
    *23(2)  Consent of Arthur Andersen LLP.
    *23(3)  Consent of McGladrey & Pullen, LLP.
   **23(4)  Consent of Fried, Frank, Harris, Shriver & Jacobson (included in
             Exhibit 5(1) hereto).
    *24(1)  Power of Attorney (included on signature page).

--------
 * Filed herewith.
** To be filed by amendment.

  (B) FINANCIAL STATEMENT SCHEDULES.

  All the schedules are omitted because they are not required, are not applicable or the information is included in the consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  See Item 14 for the undertaking with respect to indemnification.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN NEW YORK, NEW YORK ON THIS 19TH DAY OF SEPTEMBER, 1997.

                                          AXSYS Technologies, Inc.

                                                  /s/ Stephen W. Bershad
                                          By: _________________________________
                                                    STEPHEN W. BERSHAD,
                                                 CHAIRMAN OF THE BOARD AND
                                                  CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Stephen W. Bershad, Raymond F. Kunzmann and Louis D. Mattielli, and each of them, as his true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, including any and all pre-effective and post-effective amendments, and any and all documents in connection therewith, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as he might or could do in person, and hereby ratifies, approves and confirms all that his said attorneys-in-fact and agents, each acting alone, or his substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

       /s/ Stephen W. Bershad          Chairman of the          September 19,
-------------------------------------   Board, Chief                 1997
         STEPHEN W. BERSHAD             Executive Officer
                                        and Director
                                        (Principal
                                        Executive Officer)

       /s/ Raymond F. Kunzmann         Vice President--         September 19,
-------------------------------------   Finance and Chief            1997
         RAYMOND F. KUNZMANN            Financial Officer
                                        (Principal
                                        Financial and
                                        Accounting Officer)

    /s/ Anthony J. Fiorelli, Jr.       Director                 September 19,
-------------------------------------                                1997
      ANTHONY J. FIORELLI, JR.

         /s/ Eliot M. Fried            Director                 September 19,
-------------------------------------                                1997
           ELIOT M. FRIED

        /s/ Richard V. Howitt          Director                 September 19,
-------------------------------------                                1997
          RICHARD V. HOWITT